SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Financial Startements for the nine-month period ended on March 31, 2012 and on March 31, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera
y Agropecuaria

Free Translation of the Unaudited Financial Statements
Corresponding to the nine-month periods
 ended March 31, 2012 and 2011

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Table of contents

Cover
Consolidated Balance Sheet
Unaudited Consolidated Statement of Income
Unaudited Consolidated Statement of Cash Flow
Notes to the Unaudited Consolidated Financial Statements
Balance Sheet
Statement of Income
Statement of Changes in Shareholders’ Equity
Statement of Cash Flow
Notes to the Financial Statements
Schedules
Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations
Business Highlights
Report of Independent Registered Public Accounting Firm

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera
y Agropecuaria

Free translation from the original prepared in Spanish for
the publication in Argentina
Unaudited Consolidated Financial Statements
corresponding to the nine-month periods
 ended March 31, 2012 and 2011

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria,  Financiera y Agropecuaria

Fiscal year No. 79 started on July 1, 2011
Unaudited Financial Statements for the period ended March 31, 2012
In comparative format with previous fiscal year (Note 1- Unaudited Consolidated Statements)
(In thousands of pesos)

Legal Address:	Moreno 877, 23rd Floor – Ciudad Autónoma de Buenos Aires
Principal Activity:	Agricultural, livestock, and real-state.
Section I.	DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19th, 1937

Of the latest amendment:	July 28th, 2008

Section II.	Due date:

Duration of the Company:	June 6th, 2082

Information on controlled companies in Note 2 to the Unaudited Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)
SHARES
Type of stock	Authorized to be offered publicly	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,534	501,562,534	501,562,534

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as of March 31, 2012 and 2011 and June 30, 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2012 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)	March 31, 2011 (Notes 1 and 2)		March 31, 2012 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)	March 31, 2011 (Notes 1 and 2)
ASSETS				LIABILITIES
CURRENT ASSETS				CURRENT LIABILITIES
Cash and banks (Note 4.a.)	235,748	193,949	219,459	Trade accounts payable (Note 4.i.)	384,862	473,229	310,241
Investments (Note 4.b.)	422,694	575,061	286,073	Short-term debt (Note 4.j.)	1,362,582	1,316,232	1,047,682
Trade accounts receivable, net (Note 4.c.)	451,739	452,771	323,107	Salaries and social security payable (Note 4.k.)	71,232	82,877	48,394
Other receivables (Note 4.d.)	244,104	291,846	218,005	Taxes payable (Note 4.l.)	158,500	135,804	102,622
Inventories (Note 4.e.)	716,995	751,961	551,476	Customers advances (Note 4.m.)	258,751	269,555	254,656
Total Current Assets	2,071,280	2,265,588	1,598,120	Other liabilities (Note 4.n.)	69,517	81,880	191,441
				Provisions for lawsuits and contingencies (Note 4.o.)	9,550	4,615	2,845
				Total Current Liabilities	2,314,994	2,364,192	1,957,881

				NON-CURRENT LIABILITIES
NON-CURRENT ASSETS				Trade accounts payable (Note 4.i.)	2,593	12,145	58
Trade accounts receivable (Note 4.c.)	62,816	32,699	13,282	Customers advances (Note 4.m.)	109,102	94,244	90,651
Other receivables (Note 4.d.)	433,038	326,625	226,265	Long-term debt (Note 4.j.)	2,524,253	2,086,305	2,088,865
Inventories (Note 4.e.)	349,694	357,607	276,371	Salaries and social security payable (Note 4.k.)	764	635	689
Permanent investments (Note 4.b.)	2,333,283	2,077,219	2,655,591	Taxes payable (Note 4.l.)	499,927	579,336	274,729
Other Investments (Note 4.b.)	1,610	1,682	328	Other liabilities (Note 4.n.)	36,634	21,624	16,363
Property and Equipment, net (Note 4.f.)	5,252,362	5,333,109	3,347,915	Provisions for lawsuits and contingencies (Note 4.o.)	17,755	14,952	12,398
Intangible assets, net (Note 4.g.)	83,692	79,945	74,355	Total Non-Current Liabilities	3,191,028	2,809,241	2,483,753
Subtotal Non-Current Assets	8,516,495	8,208,886	6,594,107	Total Liabilities	5,506,022	5,173,433	4,441,634
Goodwill, net (Note 4.h.)	(672,384)	(741,056)	(226,116)	Minority interest	2,216,591	2,346,448	1,423,532
Total Non-Current Assets	7,844,111	7,467,830	6,367,991	SHAREHOLDERS’ EQUITY	2,192,778	2,213,537	2,100,945
Total Assets	9,915,391	9,733,418	7,966,111	Total Liabilities and Shareholders’ Equity	9,915,391	9,733,418	7,966,111

The accompanying notes are an integral part of the consolidated financial statements

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Income
Corresponding to the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2012	March 31, 2011
Agricultural production income (Note 5)	365,104	156,423
Cost of agricultural production (Note 5)	(269,202)	(113,719)
Production gain – Agricultural business	95,902	42,704
Sales - crops, beef cattle, milk and others (Note 5)	619,613	238,866
Sales of farms (Note 5)	59,898	71,096
Cost of sales - crops, beef cattle, milk and others (Note 5)	(538,786)	(208,991)
Costs of sales of farms (Note 5)	(32,136)	(21,652)
Sales profit - Agricultural business	108,589	79,319
Sales of slaughtering and feed lot (Note 5)	99,981	59,531
Cost of slaughtering and feed lot (Note 5)	(110,450)	(62,429)
Sales (loss) – Slaughtering and feed lot business	(10,469)	(2,898)
Sales and development of properties (Note 5)	173,901	188,738
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	904,274	824,797
Cost of sales and development of properties (Note 5)	(142,453)	(147,491)
Costs of lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	(247,696)	(263,742)
Sales profit - Real estate business	688,026	602,302
Gross profit - Agricultural business	204,491	122,023
Gross loss - Slaughtering and Feed lot Business	(10,469)	(2,898)
Gross profit - Real estate business	688,026	602,302
Gross profit	882,048	721,427
Selling expenses (Note 5)	(159,213)	(123,980)
Administrative expenses (Note 5)	(258,044)	(187,891)
Gain from recognition of inventories at net realizable value (Note 5)	39,408	39,629
Unrealized (loss) gain (Note 4.p.)	(2,400)	58,710
Net gain from retained interest in consumer finance trusts (Note 5)	-	4,707
Operating gain	501,799	512,602
Amortization of goodwill	42,292	27,806
Financial results:
Generated by assets:
Exchange gain	67,289	16,448
Interest income (Note 4.q.)	25,180	17,729
Other unrealized gain (Note 4.q.)	22,892	5,647
Subtotal	115,361	39,824
Generated by liabilities:
Exchange loss	(182,548)	(60,473)
Loans and convertible notes	(300,225)	(207,685)
Other unrealized loss (Note 4.q.)	(13,355)	(6,106)
Subtotal	(496,128)	(274,264)
Total Financial results	(380,767)	(234,440)
Gain on participation in equity investees	86,793	98,949
Other income and expenses, net (Note 4.r.)	(23,178)	(14,738)
Management fee	(7,458)	(15,751)
Net income before income tax and minority interest	219,481	374,428
Income tax and minimum presumed income tax	(51,166)	(89,149)
Minority interest	(101,199)	(143,517)
Net income for the period	67,116	141,762
Earnings per share:
Basic net gain per share (Note 9 to the basic financial statements)	0.14	0.29
Diluted net gain per share (Note 9 to the basic financial statements)	0.12	0.25

The accompanying notes are an integral part of the consolidated financial statements

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Cash Flow
Corresponding to the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2012	March 31, 2011
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	705,544	175,653
Cash and cash equivalents at the end of the period (1)	566,984	450,354
(Decrease) Increase net in cash and cash equivalents	(138,560)	274,701
Causes of changes in cash and cash equivalents
Operating activities
Income for the period	67,116	141,762
Income tax	51,166	89,149
Accrued interest	226,705	183,646
Non-capitalized contributions	2,103	-
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(86,793)	(98,949)
Minority interest	101,199	143,517
Increase in allowances and provisions	48,095	50,583
Depreciation and amortization	175,504	133,317
Unrealized loss (gain) on Inventories	2,400	(58,710)
Financial results	222,561	37,446
Loss from sales of fixed assets	29,981	18,978
Adjustment valuation to net realizable value in other assets	(39,408)	(39,629)
Amortization of goodwill	(42,292)	(27,806)
Gain from exchange of inventories	-	(19,332)
Reserve long-term incentive program	3,764	-
Gain from sales of intangible assets	(536)	-
Additions of intangible assets	(2,700)	(2,549)
Changes in operating assets and liabilities
Increase in trade accounts receivable, leases and services	(14,692)	(87,429)
Decrease (Increase) in other receivables	186,968	(43,264)
Decrease (Increase) in inventories	111,897	(26,984)
Decrease in trade accounts payable	(60,478)	(33,167)
Decrease in social security payables, taxes payable and customers advances	(165,687)	(55,447)
Decrease increase in other liabilities	(228,797)	(13,212)
Cash flows provided by operating activities	588,076	291,920
Investing activities
Dividends collected	8,767	11,170
Decrease (Increase) in investments	(78,349)	85,450
Increase in interest on equity investees	(301,322)	(954,093)
(Outflows) Inflows for the acquisition/sale of shares, net	(6,378)	34,316
Advances for purchase of shares	-	(1,473)
Collection of loans granted to related companies Law No. 19,550 Section 33 and related parties	12,603	34,283
Loans granted to related companies Law No. 19,550 Section 33 and related parties	(30,550)	(24,300)
Collection of loans granted	-	41
Acquisition and upgrading of fixed assets	(186,429)	(105,762)
Acquisition of undeveloped parcels of lands	(200)	(159)
Sale and reversal of other fixed assets	66	-
Collection of financed sales of farms	5,535	-
Cash flows applied to investing activities	(576,257)	(920,527)

(1)	Include conversion differences.

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (continued)
Corresponding to the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2012	March 31, 2011
Financing activities
Issuance of non-convertible notes	541,904	966,103
Payment of convertible notes	(82,712)	(35,251)
Proceeds from sale of Negotiable Obligations, net of expenses	-	281,882
Payments for repurchase of non-convertible note	-	(55,249)
Increase in loans	425,421	344,018
Decrease in loans	(599,252)	(295,638)
Canceling loans from related companies, net	(9,976)	-
Collection of financial interest	(268,900)	(140,247)
Dividends paid	(151,128)	(132,060)
Reimbursement of dividends	6,937	-
Contributions from minority shareholders	71,285	812
Canceling financed purchases	(84,594)	(31,065)
Advance for future capital increase	636	-
Exercise of options	-	3
Cash flows (applied to) provided by financing activities	(150,379)	903,308
Net (Decrease) Increase in cash and cash equivalents	(138,560)	274,701

The accompanying notes are an integral part of the unaudited consolidated financial statements

	March 31, 2012	March 31, 2011
Items not involving changes in cash and cash equivalents
Transitory conversion differences subsidiaries	(103,601)	72,626
Inventory transferred to property and equipment	376	1,043
Property and equipment transferred to inventory	10,469	-
Undeveloped parcels of land transferred to inventory	-	3,030
Long-term incentive program reserve and non-capitalized contributions	2,539	-
Decrease in other investments through an increase in inventories	-	64,150
Decrease in inventories through a decrease in customers advances	-	1,920
Decrease in inventories through an increase in trade accounts payable	12,271	-
Increase in inventories through an increase in customers advances	2,602	-
Increase in inventories through a decrease in related companies interest	-	14,541
Increase in trade account receivables through a decrease of property and equipment	51,758	-
Increase in other receivables through an increase in taxes payables	3,043	-
Increase of property and equipment through a decrease of intangible assets	2,070	-
Capital increase through a decrease by the conversion of debt into equity	1,000	-
Increase in related parties interest through a decrease in other receivables	-	39,770
Increase in related parties interest through an increase in other liabilities	-	139,136
Increase in minority interest through a decrease in other liabilities	-	20,557
Increase in property and equipment through an increase in trade accounts payable	8,268	432
Decrease intangible assets through a decrease in trade accounts payable	1,153	-
Decrease in financial debts through an increase in shareholders´ equity	38	-
Decrease in receivables	646	-
Decrease in permanent investments	16,004	-
Decrease in other receivables	8,025	-
Decrease in trade accounts payable	(7,345)	-
Decrease in other liabilities	(17,330)	-
Complementary information
Income tax paid	133,284	33,649

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (continued)
Corresponding to the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2012	March 31, 2011
Acquisition of subsidiaries companies/Sale of subsidiaries
Current investments	-	91,741
Trade accounts receivables, net	1,825	236,618
Other receivables	1,462	53,924
Inventories	1,096	(17,454)
Property and equipment, net	34,714	(114,921)
Intangible assets	9,429	7,827
Trade accounts payable	(2,171)	(133,365)
Customer advances	(622)	-
Financial Loans	-	(68,003)
Salaries and social security payables	(94)	(6,195)
Tax payable	(419)	(8,352)
Other liabilities	(10,742)	10,089
Provisions for lawsuits and contingencies	-	1,502
Minority interest	-	2
Acquired/sold assets that do not affect cash, net value	34,478	53,413
Acquired funds	266	(4,366)
Net value of assets acquired/sold	34,744	49,047
Minority interest	1,434	(28,946)
Equity method before consolidation	-	(10,307)
Goodwill generated by the purchase	12,597	3,316
Purchase value/sale value of subsidiaries companies	48,775	13,110
Impairment and sale of investment	-	(15,326)
Remaining investment	-	(28,968)
Acquired funds	(266)	4,366
Advance funds	(1,538)	7,238
Amount founded by sellers	(40,593)	53,896
Income/loss from sale/acquisition of companies, net of cash transferred/acquired	6,378	34,316

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited consolidated Financial Statements

Corresponding to the nine-month periods
beginning on July 1, 2011 and 2010
 and ended March 31, 2012 and 2011
 (In thousands of pesos)

NOTE 1:   BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a. Basis of consolidation

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria ("Cresud" or "the Company") consolidated on a line by line basis the Balance Sheet as of March 31, 2012 and 2011, the Statements of Income and the Statements of Cash Flows for the periods ended as of March 31, 2012 and 2011 with the financial statements of subsidiaries, following procedures established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), approved by Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and Comisión Nacional de Valores.

Significant transactions and balances with subsidiaries have been eliminated from the consolidation.

The financial statements as of March 31, 2012 and 2011 of the subsidiary companies Northagro S.A. (“Northagro”), Futuros y Opciones.Com S.A. (“FyO.Com”), Agrotech S.A. (“Agrotech”), Pluriagro S.A. (“Pluriagro”), FyO Trading S.A. (“FyO Trading”), Agropecuaria Acres del Sur S.A. (“Acres”), Ombú Agropecuaria S.A. (“Ombú”), Yatay Agropecuaria S.A. (“Yatay”), Yuchan Agropecuaria S.A. (“Yuchan”), Helmir S.A. (“Helmir”), Cactus Argentina S.A. ("Cactus") and IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) and the financial statements as of March 31, 2012 of and Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) have been used in order to determine line by line consolidation.

These Financial Statements and the corresponding notes are presented in thousands of Argentine Pesos.

On December 23, 2010, Cresud made a capital contribution in the amount of Ps. 16 million to Cactus, including additional paid-in capital. As a result of such capital contribution, our shareholdering interest increased to 80% as of December 31, 2010.

As from December 31, 2010, Cresud consolidates its financial statements with those of Cactus, pursuant to the provisions of Accounting Standard Technical Resolution No. 21. Therefore, comparative figures in the consolidated balance sheet do not include Cactus, but the consolidated Income Statement and Statement of Cash Flows of the Company include Cactus for the three-month period.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:            (Continued)

During the previous fiscal year, the Company has increased its share in Brasilagro-Companhía Brasileira de Propiedades Agrícolas to 35.75%. Therefore, as from June 30, 2011, Cresud consolidates its financial statements with those of Brasilagro, pursuant to the provisions of Accounting Standard Technical Resolution No. 21. Consequently, the comparative consolidated financial statements of the company do not include information consolidated with Brasilagro.

On September 13, 2010, Alto Palermo S.A. (“APSA”) sold its 80% interest in Tarshop S.A. Consequently, the consolidated balance sheet as of its comparative balances does not include Tarshop S.A. However, the statements of income and the statement of cash flows presented comparatively include such company for the two-month period when APSA held control over it. Therefore, the compatibility of consolidated financial statements is affected.

The totals relevant of the Company’s consolidated financial statements, assuming the consolidation with Brasilagro had taken place as of July 1, 2010, are presented for comparative purposes in the following charts. Additionally, below is a summary of the effect the deconsolidation of Tarshop would have had on the statement of income and the statement of cash flows as of that date.

Balance Sheet as of March 31, 2011

Item	Published Financial Statements of Cresud as of March 31, 2011 (in pesos)	Brasilagro as of March 31, 2011	Financial Statements in the event of consolidation as of March 31, 2011 (in pesos)
Current Assets	1,598,120	654,331	2,252,451
Non-Current Assets	6,367,991	646,385	7,014,376
Total Assets	7,966,111	1,300,716	9,266,827
Current Liabilities	1,957,881	195,476	2,153,357
Non-Current Liabilities	2,483,753	239,092	2,722,845
Total Liabilities	4,441,634	434,568	4,876,202
Minority Interest	1,423,532	866,148	2,289,680
Shareholders’ Equity	2,100,945	-	2,100,945

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:            (Continued)

Consolidated Income Statement

As of March 31, 2011

Item	Published Financial Statements of Cresud as of March 31, 2011 (in pesos)	Tarshop S.A. as of March 31, 2011	Brasilagro as of March 31, 2011	Financial Statements in the event of consolidation as of March 31, 2011 (in pesos)
Production (loss) gain – Agricultural business	42,704	-	25,122	67,826
Sales profit - Agricultural business	79,319	-	8,597	87,916
Sales profit - Real estate business	602,302	(35,855)	-	566,447
Gross profit	721,427	(35,855)	33,719	719,291
Operating result	512,602	(17,644)	(12,708)	482,250
Net income for the period	141,762	-	-	141,762

Statement of Cash Flow

As of March 31, 2011

Item	Published Financial Statements of Cresud as of March 31, 2011 (in pesos)	Tarshop S.A. as of March 31, 2011	Brasilagro as of March 31, 2011	Financial Statements in the event of consolidation as of March 31, 2011 (in pesos)
Net Cash flows provided by operating activities	291,920	22,002	(38,258)	275,664
Net Cash flows used in investing activities	(920,527)	101	(151,572)	(1,071,998)
Net Cash flows provided by financing activities	903,308	(28,553)	22,079	896,834

Comparative information

Certain reclassifications have been made on the Financial Statements as of June 30, 2011 and March 31, 2011 and originally issued for the purpose of your presentation with comparative figures as of March 31, 2012.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:            CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

Company	Consolidated direct and indirect percentage of voting shares owned
	03.31.2012		06.30.2011		03.31.2011
IRSA	63.22		57.70	(3)	57.49	(5)
FyO.Com	65.85		65.85		65.85
FyO Trading	65.66	(1)	67.09	(1)	67.09	(1)
Agrology (6)	-		100.00		100.00
Agrotech	100.00		100.00	(4)	100.00	(4)
Pluriagro	100.00		100.00	(4)	100.00	(4)
Northagro	100.00		100.00	(4)	100.00	(4)
Cactus	100.00		80.00		80.00
Exportaciones Agroindustriales Argentinas S.A. (“EAASA”)	100.00	(2)	79.98		79.98
Helmir S.A.	100.00		100.00		100.00
Agropecuaria Acres del Sud S.A.	100.00	(7)	100.00		100.00
Ombú Agropecuaria S.A.	100.00	(7)	100.00		100.00
Yatay Agropecuaria S.A.	100.00	(7)	100.00		100.00
Yuchán Agropecuaria S.A.	100.00	(7)	100.00		100.00
Brasilagro	35.75		35.75		35.75

(1)	Includes interests of 63.46% of FyO Com
(2)	Includes interests of 99.99% of Cactus.
(3)	Includes interests of 7.10% of Agrology.
(4)	Includes interests of 3% of Agrology.
(5)	Includes interests of 6.89% of Agrology.
(6)	Merged with Cresud as of 07/01/2011. See Note 14 of the Basic Financial Statements.
(7)	Includes interests of 4.88% of Northagro and Pluriagro.

NOTE 3:            SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its financial statements (See Note 2 of the basic financial statements)

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

a.     Inventories

•     Slaughtering business

Slaughtering and meat processing in cold chambers

They are stated at their net realizable value, net of any additional selling costs.

•     Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at net realizable value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period / fiscal year.

Property units to receive

IRSA has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

b.	Non-current investments

•     Real Estate Business

Investments on controlled and related companies and other non-current investment

In those interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends

Given the sale of 80% of Tarshop S.A.’s shares described in Note 8 B.2.a, as of the date of issuance of these unaudited financial statements, APSA maintains a 20% investment in Tarshop S.A. that is valued by the equity method due to the existence of influence by the group of companies on Tarshop S.A.´s decision and the intention to keep it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

Investment in convertible preferred shares and warrants issued by Supertel Hospitality Inc., as explained in Note 8 B.1.t, has been accounted for at its estimated fair market value.

Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:

The Financial Statements of Banco Hipotecario S.A. and Banco de Credito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

Tyrus S.A.:

Foreign permanent investments held by IRSA through Tyrus S.A. in the Oriental Republic of Uruguay have been classified as “integrated” and “non-integrated” with IRSA’s transactions, considering the features of the mentioned investments and their transactions.

Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where conducts its operations.

Land held for development and sale and improvements are stated at acquisition cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when their trade is decided or commences its construction.

The obtained values do not exceed their respective estimated recoverable values at the end of the period / year.

c.	Property and equipment, net

•     Real Estate Business

Property and equipment comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Property and equipment value, net of allowances set up, does not exceed estimated recoverable value at the end of the period / year.

Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the period / year. IRSA capitalizes the financial accrued costs associated with long-term construction projects.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

Accumulated depreciation had been computed under the straight-line method over the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life. IRSA reviews periodically the useful life assigned to property.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

d.	Intangible assets

•     Real Estate Business

Intangible assets are carried at restated cost as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value, if it applicable. Included in the Intangible assets caption are the following:

Concession

Intangible assets include Arcos del Gourmet S.A.´s concession right, which will be amortized over the life of the concession agreement once it opens to the public.

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses and organizational

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of the intangible assets does not exceed their estimated recoverable value at the end of the period / year.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

Non-Compete Agreement

These expenses were amortized by the straight-line method in 28 months period starting upon from December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus has written off this intangible asset (see Note 8.2 A).

e.	Customer advance payments

•     Real Estate Business

Customer advance payments represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

f.	Allowances

•     Real Estate Business

Allowance for doubtful accounts: See Note 2 n. to the basic financial statements.

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every period / year.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

IRSA has estimated the recoverable value of rental properties based on their economic use value. which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

For lawsuits: See Note 2 n. to the basic financial statements.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA's future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

g.	Liabilities in kind related to barter transactions

•     Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, thus reducing its value pro rata the units that are granted notarial titled deed. Liabilities in kind have been shown in the “Trade account payables”.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

h.	Revenue recognition:

•     Real Estate Business

1)	Revenue recognition of IRSA

Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.
•	There is sufficient evidence that demonstrate the buyer’s ability and commitment to pay for the property.
•	The Company’s receivable is not subject to future subordination.
•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Revenues from leases

Revenues from leases are recognized considering its term and conditions and over the life of the related lease contracts.

Hotel operations

IRSA recognizes revenues from its rooms, services, catering and restaurant facilities as accrued on the close of each business day.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

2)	Revenue recognition of Alto Palermo S.A. (“APSA”)

Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds after the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one installment or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99.9996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission´s rights and commissions for rental of advertising space. Revenues are recognized at the time that the transaction is successfully concluded.

Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions, financing income, charges to clients for life and disability insurance and for accounts statements, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the fiscal period / year whether collection has or has not been made. (Note 12.2.b).

i.	Employee Benefits

•	Agricultural business

1.	Share-based payments award plan

BrasilAgro has a share-based payments award plan, settled in shares for certain employees as part of its remuneration package. The value of the equity instruments to be liquidated was measured at its fair value at the grant date. The Company determined the fair value through the Blacksholes method.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

The share-based compensation plan is booked as expense lineally in the Income Statement during the plan vesting period.

The Company records the effect of the revision of the original estimates, if any, under the statement of income, with the corresponding adjustment to Equity.

Consideration received, net of any directly attributable transaction cost, are credited from the capital stock (nominal value) and the share premium, if applicable, when the options are exercised.

Social contributions to be paid, related to the concession of the award options are considerate as part of the concession, and the corresponding collection will be treated as a transaction liquidated in cash.

2.	Employee benefits. Profit-sharing in Brasilagro

Profit-sharing is usually booked as of fiscal period / year-end, since Brasilagro can measure them in a reliable way.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:           Details of consolidated balance sheet and consolidated statement of income accounts

As of March 31, 2012 and 2011 and June 30, 2011, the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follow:
	March 31, 2012	June 30, 2011	March 31, 2011
Cash	4,823	2,101	2,430
Foreign currency	9,979	35	81
Banks in local currency	204,293	177,322	192,295
Banks in foreign currency	16,653	14,341	16,199
Checks to be deposited	-	150	8,454
	235,748	193,949	219,459

b.	Investments

The breakdown for this item is as follow:
	March 31, 2012	June 30, 2011	March 31, 2011
Current
Temporary investments
Mutual Funds (2)	258,168	337,963	283,633
Time deposits	144,364	233,697	-
-Mortgage Bonds (1)	483	477	479
Public shares (1)	19,665	2,912	1,944
Other investments (1)	14	12	17
	422,694	575,061	286,073

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of March 31, 2012 and 2011 and June 30, 2011 includes Ps. 102,283 Ps. 52,738 and Ps. 60,065 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Non-current
Investments on Equity Investees
Agro – Uranga S.A.
Shares	11,912	11,924	11,585
Higher property value	11,179	11,179	11,179
	23,091	23,103	22,764

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	March 31, 2012	June 30, 2011	March 31, 2011
Agro Managers S.A.
Shares	1,251	-	-
Goodwill	798	-	-
	2,049	-	-

Brasilagro
Shares	-	-	558,217
Higher values	-	-	49,645
Goodwill	-	-	6,965
Negative Goodwill	-	-	(9,790)
Warrants	27,199	27,199	27,199
	27,199	27,199	632,236

Banco Hipotecario S.A.
Shares	1,017,340	939,553	891,606
Higher values (1)	791	6,658	6,566
Goodwill	(26,760)	(27,762)	9,777
	991,371	918,449	907,949

Banco Crédito & Securitización S.A.
Shares	6,784	6,117	6,300
	6,784	6,117	6,300

Manibil S.A.
Shares	28,303	27,671	27,423
Goodwill	10	10	10
	28,313	27,681	27,433

Hersha Hospitality Trust
Shares/Options	290,837	277,248	283,586
	290,837	277,248	283,586

Tarshop S.A.
Shares	45,991	49,779	51,149
Higher/Lower values	(4,164)	-	332
	41,827	49,779	51,481

(1)
Corresponds to Ps. 207 of higher value intangible assets, Ps. 6,327 of lower value trade account payables and Ps. (10,013) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A. (currently merged into Cresud), and Ps. 4,270 of IRSA.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	March 31, 2012	June 30, 2011	March 31, 2011
RIGBY 183 LLC
Shares	87,538	91,136	94,553
	87,538	91,136	94,553

Bitania 26
Shares	10,504	-	-
Goodwill	10,975	-	-
	21,479	-	-

TGLT S.A.
Shares	59,031	56,382	48,464
	59,031	56,382	48,464

Supertel Hospitality Inc.
Shares	131,370	-	-
	131,370	-	-

New Lipstick
Shares	136,750	115,946	116,758
	136,750	115,946	116,758

Advances for shares purchases	277	1,797	1,862
	277	1,797	1,862

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	March 31, 2012	June 30, 2011	March 31, 2011
Undeveloped parcels of lands:
- Santa María del Plata	222,586	222,578	222,540
- Soleil Factory construction right	6,676	6,676	-
- Puerto Retiro (1)	66,226	66,321	66,223
- Plot of land Caballito	49,699	49,699	40,670
- Patio Olmos (2)	33,636	33,744	33,218
- Torres Rosario	-	-	2,809
- Coto air space (4)	17,594	17,594	14,672
- Zetol plot of land (3)	34,564	32,207	31,089
- Canteras Natal Crespo	6,727	6,539	6,479
- Pilar	4,066	4,066	4,066
- Vista al Muelle plot of land (3)	24,386	21,654	21,654
- Other undeveloped parcels of lands	19,207	21,304	18,785
	485,367	482,382	462,205
	2,333,283	2,077,219	2,655,591

(1)	Note 7 B.1.a. to the unaudited consolidated financial statements.
(2)	Note 9 B.2.a. to the unaudited consolidated financial statements.
(3)	Note 8 B.1.e. to the unaudited consolidated financial statements.
(4)	Note 9 B.2.d. to the unaudited consolidated financial statements.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

Other investments

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
MAT	90	90	90
Coprolán	21	21	21
Other investments	1,499	1,571	217
	1,610	1,682	328

c.	Trade account Receivable

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Debtors from consumer financing	12,184	70,248	74,966
Leases, services and real estate receivables	85,918	97,025	78,755
Checks to be deposited	131,403	104,083	78,174
Debtors from expenses and collective promotion fund	31,551	18,953	30,589
Leases, services and real estate receivables under legal proceedings	51,768	49,549	47,238
Trade accounts receivable – agricultural business	151,170	184,088	100,816
Trade accounts receivable – real estate agricultural business	22,002	11,859	-
Trade accounts receivable – real estate business	-	4,034	-
Debtors from hotel activities	17,584	9,954	15,179
Documents receivable	8,897	5,987	5,783
Debtors from consumer financing – collection agents	4,727	4,869	5,032
Credit cards receivable	830	497	279
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	6,849	9,189	7,359
Less:
Allowance for doubtful accounts	(73,144)	(117,564)	(121,063)
	451,739	452,771	323,107

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Non-current
Leases, services and real estate receivables	21,369	14,300	13,129
Documents receivable	2,083	-	153
Trade accounts receivable – agricultural business	-	3,519	-
Trade accounts receivable – real estate agricultural business	39,364	14,880	-
	62,816	32,699	13,282

d.	Other receivables

	March 31, 2012	June 30, 2011	March 31, 2011
Current
VAT receivables, net	59,171	56,566	76,982
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	17,122	29,151	44,369
Prepaid expenses	69,906	49,300	49,164
Income tax advances and tax credit (net of provision for income tax)	22,664	15,133	8,322
Loans granted	12,013	644	942
Gross sales tax credit and others	12,446	10,895	9,301
Guarantee deposits	2,571	633	793
Minimum presumed income tax	467	1,824	2,752
Premiums collected	398	2,919	604
Financial operations to liquidate	1,599	14,180	597
Other tax credits	11,646	59,323	214
Guarantee deposits for investment purchase	-	-	638
Prepaid leases	22	11,044	23
VAT withholdings	1,755	1,709	952
Transfer VAT debtors	19	61	719
Withholding income tax	6,997	7,764	751
Financial derivate instruments	1,992	1,867	524
VAT export refunds	786	424	-
Expenses to be recovered	3,747	7,707	190
Allowance for doubtful accounts	(92)	(92)	-
Others	18,875	20,794	20,168
	244,104	291,846	218,005

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	March 31, 2012	June 30, 2011	March 31, 2011
Non-current
Deferred tax	71,117	32,452	42,549
Minimum presumed income tax	150,514	129,958	113,292
VAT receivables, net	47,354	55,914	56,989
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	34,274	29,772	9,222
Prepaid expenses	3,969	3,114	1,321
Mortgages receivables under legal proceeding	2,208	2,208	2,208
Guarantee deposits	55,411	55,975	-
Allowance for doubtful accounts	(2,208)	(2,208)	(2,208)
Other tax credits	62,972	12,131	-
Gross sales tax credit and others	1,318	1,067	1,014
Others	6,109	6,242	1,878
	433,038	326,625	226,265

e.	Inventories

The breakdown for this item is as follow:
	March 31, 2012	June 30, 2011	March 31, 2011
Current
Agricultural business
Crops	105,379	232,009	48,290
Materials and others	62,871	115,140	39,745
Beef cattle	42,016	45,131	26,271
Unharvested crops	281,801	69,724	127,069
Seeds and fodder	5,844	8,009	2,692
Slaughtered stock	9	5,898	10,877
Suppliers advances	29,942	8,697	-
Other Inventories	69	-	-
Real Estate Business
Caballito nuevo	1,944	5,860	8,779
Abril	378	1,145	1,114
Inventories (hotel business)	4,856	3,575	3,516
El Encuentro	2,336	5,660	4,756
Horizons	166,043	212,211	244,928
Credit from barter transaction of Terreno Rosario	-	25,607	28,375
Other Inventories	3,426	3,519	3,482
San Martín de Tours	100	424	424
Torres Jardin	32	32	32
Torres Rosario	9,949	9,320	1,126
	716,995	751,961	551,476

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	March 31, 2012	June 30, 2011	March 31, 2011
Non-current
Agricultural business
Beef cattle	181,546	184,527	196,274
Unharvested crops	69,219	83,227	-
Real Estate Business
Caballito nuevo	413	-	2,429
Units to receive Caballito (Note 4.s.)	52,205	51,999	-
El Encuentro	2,529	1,898	5,273
Terreno Caballito	-	-	30,679
Beruti	23,608	23,309	23,309
Abril	847	-	256
Lands to receive Pereiraola	8,200	8,200	8,200
Torres Rosario	11,026	4,388	9,897
Other Inventories	101	59	54
	349,694	357,607	276,371

f.	Property and equipment, net

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Agricultural business	1,783,870	1,797,953	513,502
Real Estate Business
Shopping Center	2,091,894	2,226,543	1,600,714
Office buildings	969,166	966,320	893,449
Hotels	198,261	203,716	205,519
Other fixed assets	209,171	138,577	134,731
	5,252,362	5,333,109	3,347,915

g.	Intangible assets

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Agricultural business	26,279	28,290	20,810
Real Estate Business	57,413	51,655	53,545
	83,692	79,945	74,355

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

h.	Goodwill

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Goodwill
IRSA	14,895	14,330	13,040
Brasilagro	6,965	6,965	-
APSA	9,305	12,431	159,582
Torre BankBoston	4,721	4,873	4,910
Della Paolera 265 y Museo Renault	783	2,620	2,653
Conil S.A.	343	344	506
Arcos del Gourmet S.A.	6,259	-	-
Nuevo Puerto Santa Fe S.A.	6,339	-	-
Cactus goodwill	14,927	4,978	-
Cactus goodwill allowance	(14,927)	(4,978)	-
Doneldon S.A.	28	-	-
Sedelor S.A.	25	-	-
Alafox S.A.	31	-	-
Codalis S.A.	28	-	-
Efanur S.A.	28	-	-
Negative goodwill
IRSA	(307,696)	(324,774)	(337,104)
Brasilagro - Companhia	(48,453)	(73,947)	-
APSA	(327,207)	(342,604)	(25,284)
Palermo Invest S.A.	(21,532)	(23,498)	(23,790)
Empalme S.A.I.C.F.A. y G	(2,429)	(2,684)	(4,468)
Mendoza Plaza Shopping S.A.	(2,051)	(2,115)	(4,791)
Emprendimiento Recoleta S.A.	(15)	(25)	(42)
Unicity S.A.	(3,601)	(3,601)	(3,601)
Soleil Factory	(9,150)	(9,371)	(7,727)
	(672,384)	(741,056)	(226,116)

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

i.	Trade accounts payable

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Suppliers	149,514	118,146	166,941
Provisions for inputs and other expenses	88,708	114,355	75,264
Debt related to purchase of farms	114,994	180,325	505
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	1,911	10,054	3,620
Liabilities in kind “Horizons”	24,172	36,443	47,559
Provisions for harvest expenses	2,589	4,245	3,589
Checks deferred	2	6,111	10,474
Others	2,972	3,550	2,289
	384,862	473,229	310,241

Non-current
Suppliers	16	47	58
Debt related to purchase of farms	2,577	12,098	-
	2,593	12,145	58

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

j.	Short-term and long term debts

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Bank loans	480,294	331,779	277,224
Bank overdrafts	404,690	684,215	581,542
Foreign financial entities	-	3,473	8,160
Seller- financed debt	64,889	50,191	15,643
Non-convertible Notes - IRSA 2017 Class I	8,431	20,960	7,740
Non-convertible Notes Class III	12,227	36,314	12,319
Non-convertible Notes Class IV	39,356	55,503	18,274
Non-convertible Notes Class V	107,298	36,177	915
Non-convertible Notes Class VI	141,131	33,427	566
Non-convertible Notes Class VII	9,055	21	19
Non-convertible Notes Class VIII	1,249	-	-
Non-convertible Notes - IRSA 2020 Class II	13,977	30,800	12,887
Non-convertible Notes - APSA US$ 120 M.	14,085	4,490	13,173
Convertible Notes – APSA 2014 US$ 50 M.	1	3	1
Non-convertible Notes - IRSA 2013 Class III	52,106	-	-
Non-convertible Notes – IRSA 2014 Class VI (1)	(272)	-	-
Non-convertible Notes – APSA 2011 Ps. 55 M.	-	-	44,652
Non-convertible Notes – APSA 2011 US$ 6 M.	-	-	26,802
Non-convertible Notes – APSA 2012 Ps. 154 M.	14,065	28,879	27,765
	1,362,582	1,316,232	1,047,682

(1)         As of March 31, 2012, corresponds to Ps.1,391 of interests and Ps. 1,663 of issuance expenses

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	March 31, 2012	June 30, 2011	March 31, 2011
Non-current
Foreign financial entities	-	10,355	8,917
Non-convertible Notes Class III	-	-	23,756
Non-convertible Notes Class IV	-	18,314	54,150
Non-convertible Notes Class V	-	70,927	106,501
Non-convertible Notes Class VI	-	99,286	130,701
Non-convertible Notes Class VII	-	8,509	8,391
Non-convertible Notes Class VIII	260,687	-	-
Non-convertible Notes - IRSA 2017 Class I	642,272	599,565	590,509
Non-convertible Notes - APSA US$ 120 M.	454,372	421,498	420,395
Bank loans	191,178	173,527	73,144
Non-convertible Notes - IRSA 2020 Class II	638,699	598,116	589,283
Convertible Notes – APSA 2014 US$ 50 M.	3,467	4,640	70
Non-convertible Notes - IRSA 2013 Class III	101,956	-	-
Non-convertible Notes - IRSA 2014 Class IV	147,662	-	-
Non-convertible Notes – APSA 2012 Ps. 154 M.	-	-	13,127
Seller- financed debt	83,960	81,568	69,921
	2,524,253	2,086,305	2,088,865

k.	Remunerations and social security contributions

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Provisions for vacation and bonuses	60,044	67,011	35,969
Social security payable	8,544	12,827	8,822
Salaries payable	661	1,369	3,075
Facilities for payment plan social security	680	209	225
Others	1,303	1,461	303
	71,232	82,877	48,394

Non-current
Facilities for payment plan social security	470	635	689
Others	294	-	-
	764	635	689

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

l.	Taxes payable

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
VAT payable, net	20,913	21,642	15,918
Minimum presumed income tax	14,546	7,636	16,545
Income tax provision, net	84,972	72,606	36,541
Tax on shareholders´ personal assets	12,619	4,276	11,738
Provisions – Gross sales tax payable	8,175	2,325	3,553
Tax moratorium – ABL	142	1,464	-
Tax payment facilities plan for income tax	1,910	1,879	1,789
Tax withholdings	4,958	17,826	8,869
Gross revenue tax moratorium	2,024	564	3,785
Others	8,241	5,586	3,884
	158,500	135,804	102,622

Non-current
Deferred tax	476,317	555,901	250,185
Income tax payable moratorium	16,018	17,386	19,620
Tax on shareholders´ personal assets moratorium	1,857	2,086	3,391
Gross revenue tax moratorium	4,240	1,672	1,316
Minimum presumed income tax	278	-	-
Tax on shareholders´ personal assets	1,211	-	-
Tax moratorium – ABL	-	1,927	-
Others	6	364	217
	499,927	579,336	274,729

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

m.	Customer advances

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Admission rights	74,115	60,822	57,666
Advanced payments from customers	142,076	173,712	163,814
Leases and service advances	42,473	35,021	33,176
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	87	-	-
	258,751	269,555	254,656

Non-current
Admission rights	83,535	66,885	63,808
Leases and service advances	25,567	27,359	26,843
	109,102	94,244	90,651

n.	Other liabilities

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Litigation Nationals Park Administration	-	1,100	1,100
Debt to purchase of investments	-	316	127,214
Other debts	-	16,004	16,004
Advances on assignment of right	3,529	-	-
Guarantee deposits	5,144	4,128	6,457
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	23,823	37,326	21,938
Premiums collected	-	672	2,659
Provision for contract management (Note 4.s.)	7,218	7,868	3,866
Operations to liquidate	16,940	7,681	-
Profits to be made and improvements made by others to earn	266	332	375
Dividends payable	3,128	5	5,768
Management and reserve fund	2,757	2,975	-
Others	6,712	3,473	6,060
	69,517	81,880	191,441

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	March 31, 2012	June 30, 2011	March 31, 2011
Non-current
Loan with shareholders of related parties	-	252	246
Contributed leasehold improvements to be accrued and unrealized gains	8,970	9,170	9,236
Guarantee deposits	9,921	6,207	3,088
Advances for future capital increase	636	-	-
Advances on assignment of right	-	3,344	3,299
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	16,430	20	20
Others	677	2,631	474
	36,634	21,624	16,363

o.	Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Lawsuits and contingencies	9,550	4,615	2,845
	9,550	4,615	2,845

Non-current
Lawsuits and contingencies	17,755	14,952	12,398
	17,755	14,952	12,398

p.	Unrealized gain

The breakdown for this item is as follow:

	March 31, 2012	March 31, 2011
Unrealized gain on inventories - Beef cattle	15,187	71,516
Unrealized loss on inventories - Crops, raw materials and MAT	(17,587)	(12,806)
Total unrealized (loss) gain	(2,400)	58,710

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

q.	Financial results, net

The main financial results are the following:

	March 31, 2012	March 31, 2011
Generated by assets:
Income Interest
Income Interest	23,425	17,319
Current value of assets	1,755	410
Sub-total	25,180	17,729
Other Unrealized gain (loss)
Conversion differences	5,053	2,295
Gain on hedging operations	967	2,005
Tax on bank account operations	(6,667)	(5,988)
(Loss) Gain on financial operations	25,916	(964)
Others	(2,377)	8,299
Sub-total	22,892	5,647

Generated by liabilities:
Other Unrealized loss
Loss on financed derivate instruments operation	(2,080)	-
Others	(11,275)	(6,106)
Sub-total	(13,355)	(6,106)

r.	Other income and expenses, net

The breakdown for this item is as follow:

	March 31, 2012	March 31, 2011
Other incomes:
Recovery of allowances	1,878	-
Lawsuits and contingencies	-	90
Consumers	-	6,902
Gains on the sales of other fixed assets	144	-
Management fee	947	541
Others	3,956	1,047
Sub-total Other Income	6,925	8,580

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	March 31, 2012	March 31, 2011
Other Expenses:
Tax on shareholders´ personal assets	(10,939)	(10,234)
Lawsuits and contingencies	(5,753)	(1,870)
Unrecoverable VAT receivable	(53)	(1,032)
Donations	(6,401)	(5,622)
Others	(6,957)	(4,560)
Sub-total Other Expenses	(30,103)	(23,318)
Total Other income and expenses, net	(23,178)	(14,738)

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                                (Continued)

s.	Subsidiaries related companies Law No. 19,550 Section 33 and other related parties

Balances as of March 31, 2012, compared to the balances as of June 30, 2011, and March 31, 2011 held with related companies, persons and shareholders are as follows:

As of March 31, 2012

	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Inventories Receivable Caballito plot of land barter	Customers Advanced	Current Trade account Payable	Current Other liabilities	Non-current Other liabilities
Agro –Uranga S.A. (2)	87	398	-	-	-	-	-	-
Banco Hipotecario S.A. (2)	299	-	-	-	-	(81)	-	-
Baicom Networks S.A. (2)	59	62	445	-	-	(4)	-	-
Canteras Natal Crespo S.A. (4)	449	44	-	-	-	-	-	-
Consorcio Libertador (3)	34	13	-	-	-	(126)	(4)	-
Consorcio Torre Boston (3)	63	254	-	-	-	(256)	-	-
Consultores Asset Management S.A. (3)	2,173	120	-	-	-	(10)	(7,235)	-
Museo de los niños S.A. (3)	1,648	-	-	-	-	(9)	-	-
Cresca S.A. (4)	357	-	17,099	-	-	-	(24)	-
Cyrsa S.A. (4)	25	236	-	-	-	(25)	(210)	-
Directors (3)	1	223	-	-	-	(18)	(20,439)	(20)
Estudio Zang, Bergel & Viñes (3)	-	759	-	-	-	(461)	(884)	-
Fundación IRSA (3)	41	2	-	-	-	(1)	(1,073)	-
Inversiones Financieras del Sur S.A. (1)	-	23	-	-	-	-	(2)	-
Hersha Hospitality Trust (2)	-	3,330	-	-	-	-	-	-
Miltary S.A. (2)	-	-	-	-	-	-	-	-
New Lipstick LLC (2)	-	1,576	-	-	-	-	(704)	-
Nuevo Puerto Santa Fe (4)	230	-	-	-	-	(48)	(7)	-
Lipstick Management LLC (2)	-	446	-	-	-	-	-	-
Personal loans	30	6,744	-	-	-	(69)	(352)	-
Puerta de Segura S.A. (3)	-	-	-	-	-	-	-	(16,410)
Puerto Retiro S.A. (2)	70	883	-	-	-	(5)	-	-
Tarshop S.A. (2)	577	1,888	-	-	(87)	(1)	-	-
Quality Invest S.A. (4)	8	6	-	-	-	-	(56)	-
TGLT S.A. (2)	698	-	-	52,205	-	(797)	-	-
Maeda S.A. Agroindustrial (3)	-	-	16,730	-	-	-	-	-
IRSA Developments LP (2)	-	8	-	-	-	-	(4)	-
Elsztain Reality Partners Maste (3)	-	-	-	-	-	-	-	-
Real Estate Strategies LP (2)	-	107	-	-	-	-	(4)	-
Elsztain Managing Partner Lim (3)	-	-	-	-	-	-	(43)	-
Total	6,849	17,122	34,274	52,205	(87)	(1,911)	(31,041)	(16,430)

(1)	Shareholder.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                                (Continued)

As of June 30, 2011

	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade account Payable	Current Other liabilities	Non-current Other liabilities
Agro –Uranga S.A. (2)	96	46	-	-	(178)	-	-
Banco Hipotecario S.A. (2)	225	-	-	-	(252)	-	-
Baicom Networks S.A. (2)	61	6	415	-	-	-	-
Canteras Natal Crespo S.A. (4)	403	41	-	-	-	-	-
Consorcio Libertador S.A. (3)	140	16	-	-	(65)	(4)	-
Consorcio Torre Boston .S.A. (3)	1,076	344	-	-	(836)	-	-
Consultores Asset Management S.A. (3)	997	29	-	-	(10)	(7,868)	-
Museo de los niños S.A. (3)	1,781	-	-	-	(9)	-	-
Cresca S.A. (4)	350	528	10,596	-	(46)	-	-
Cyrsa S.A. (4)	1,761	11	-	-	(1,725)	(43)	-
Directors (3)	14	215	-	-	-	(16,004)	(20)
Estudio Zang, Bergel & Viñes (3)	-	9	-	-	(1,241)	(308)	-
Fundación IRSA (3)	33	1	-	-	(1)	(1,075)	-
Inversiones Financieras del Sur S.A. (1)	-	3,689	-	-	-	-	-
Hersha Hospitality Trust (2)	-	2,690	-	-	-	-	-
New Lipstick LLC (2)	-	960	-	-	-	(622)	-
Lipstick Management LLC (2)	-	448	-	-	-	-	-
Personal loans (3)	77	4,044	-	-	(153)	(1,000)	-
Puerto Retiro S.A. (2)	58	63	-	-	(5)	-	-
Tarshop S.A. (2)	660	13,863	-	-	(5,533)	(17,330)	-
Quality Invest S.A. (4)	799	241	-	-	-	(16)	-
TGLT S.A. (3)	658	1,680	-	75,308	-	-	-
Grupo MAEDA S.A. Agroindustrial (3)	-	-	18,761	-	-	-	-
IRSA Developments LP (3)	-	7	-	-	-	(4)	-
Elsztain Reality Partners Maste (3)	-	-	-	-	-	(859)	-
IRSA Real Estate Strategies LP (3)	-	64	-	-	-	(8)	-
Elsztain Managing Partner Lim (3)	-	156	-	-	-	(53)	-
Total	9,189	29,151	29,772	75,308	(10,054)	(45,194)	(20)
(1)	Shareholder.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                                (Continued)

As of March 31, 2011

	Current Trade account receivables	Current Other receivables	Non-current Other receivables	Current Trade accounts payable	Current Other Liabilities	Non-Current Other Liabilities
Agro –Uranga S.A. (2)	195	327	-	(35)	-	-
Banco Hipotecario S.A. (2)	225	-	-	(51)	-	-
Baicom Networks S.A. (2)	56	7	405	-	-	-
BrasilAgro (2)	16	-	-	-	-	-
Canteras Natal Crespo S.A. (4)	387	39	-	(25)	-	-
Consorcio Dock del Plata S.A. (3)	269	-	-	-	-	-
Consorcio Libertador S.A. (3)	145	106	-	(70)	(4)	-
Consorcio Torre Boston .S.A. (3)	967	402	-	(1,158)	-	-
Consultores Asset Management S.A. (3)	1,148	28	-	(10)	(3,866)	-
CAM Communications LP Delawar (3)	-	4,845	-	-	-	-
Cresca S.A. (4)	341	772	8,817	-	-	-
Cyrsa S.A. (4)	1,492	272	-	(1,082)	(23)	-
Directors (3)	18	230	-	-	(15,891)	(20)
Elsztain Managing Partners Lim (3)	-	109	-	-	(51)	-
Elsztain Reality Partner Master Fund I (3)	-	-	-	-	(1,373)	-
Elsztain Reality Partner Master Fund II (3)	-	-	-	-	(614)	-
Elsztain Reality Partner Master Fund III (3)	-	-	-	-	(165)	-
Estudio Zang, Bergel & Viñes (3)	-	23	-	(899)	(442)	-
Fundación IRSA (3)	30	1	-	(138)	(1,073)	-
Inversiones Financieras del Sur S.A. (1)	-	17,056	-	-	-	-
IRSA Developments LP (3)	-	6	-	-	(4)	-
IRSA Real Estate Strategies LP (3)	-	22	-	-	(8)	-
Hersha Hospitality Trust (2)	-	2,252	-	-	-	-
Museo de los niños S.A. (3)	1,601	-	-	(6)	-	-
New Lipstick LLC (2)	-	363	-	-	-	-
Lipstick Management LLC (2)	-	214	-	-	-	-
Personal loans (3)	8	3,325	-	(141)	(2,290)	-
Puerto Retiro S.A. (2)	58	64	-	(5)	-	-
Tarshop S.A. (2)	403	13,906	-	-	-	-
Total	7,359	44,369	9,222	(3,620)	(25,804)	(20)

(1)	Shareholder.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                                (Continued)

The results for the fiscal periods ended March 31, 2012 and 2011, held with related companies, persons and shareholders are as follows:

As of March 31, 2012

	Gain from leases	Fees	Interest income (loss)	Other income and expenses and current tax on shareholders´ personal assets	Administration services	Sales and fees for shared services	Donations
Agro –Uranga S.A. (2)	-	-	-	120	-	-	-
Canteras Natal Crespo S.A. (4)	-	-	4	-	-	36	-
Consorcio Libertador (3)	10	-	-	-	-	(260)	-
Consorcio de Propietarios Torre Boston (3)	-	-	-	-	-	(285)	-
Consultores Asset Management S.A. (3)	117	(4,612)	-	-	-	-	-
Cresca S.A. (4)	-	-	1	-	596	-	-
Cyrsa S.A. (4)	-	-	-	-	-	-	-
Directors (3)	-	(45,390)	(1)	-	-	-	-
Estudio Zang, Bergel & Viñes (3)	-	(2,280)	-	-	-	-	(1,283)
Fundación IRSA (3)	-	-	-	-	-	-	-
Inversiones Financieras del Sur S.A. (1)	-	-	548	-	-	-	-
Tarshop S.A. (2)	1,807	-	503	(871)	-	316	-
Total	1,934	(52,282)	1,055	(751)	596	(193)	(1,283)

(1)	Shareholder.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                                (Continued)

As of March 31, 2011

	Gain from leases	Beef cattle expenses	Fees	Interest income (loss)	Other income and expenses	Administration services	Sales and fees for shared services	Donations
Agro –Uranga S.A. (2)	-	-	-	-	989	-	-	-
Cactus (2)	-	(215)	-	-	4	24	-	-
Canteras Natal Crespo S.A. (4)	-	-	-	3	-	-	36	-
Consultores Asset Management S.A. (3)	14	-	(47,394)	-	-	-	-	-
Consorcio Torre Bank Boston (3)	-	-	-	-	-	-	241	-
Consorcio Libertador (3)	9	-	-	-	-	-	92	-
Consorcio Dock del Plata (3)	-	-	-	-	-	-	78	-
Cresca S.A. (4)	-	-	-	-	-	492	-	-
Cyrsa S.A. (4)	3	-	-	-	-	-	-	-
Directors (3)	-	-	(35,547)	(3)	-	-	-	-
EAASA (2)	-	-	-	-	-	-	226	-
Estudio Zang, Bergel & Viñes (3)	-	-	(5,785)	-	-	-	-	-
Fundación IRSA (3)	-	-	(2,317)	-	-	-	-	(2,530)
Inversiones Financieras del Sur S.A. (1)	-	-	-	2,021	-	-	-	-
Parque Arauco S.A. (3)	-	-	-	(315)	-	-	-	-
Personal loans	(3)	-	-	201	-	-	-	-
Tarshop S.A. (2)	2,884	-	-	80	-	-	533	-
Total	2,907	(215)	(91,043)	1,987	993	516	1,206	(2,530)

(1)	Shareholder.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:                            SEGMENT REPORTING

As of March 31, 2012:

	Agricultural								Slaughtering/ Feed lot	Real estate							Total
	Crops		Beef cattle	Milk	Sale of farms	Others	Non Operating	Sub-total Agricultural business		Development and sale of properties	Office Others	Shopping Center	Hotels operations	Consumer financing	Financial operations and others	Subtotal real estate business
Description	Local	International
Production income	108,994	178,444	53,461	24,205	-	-	-	365,104	-	-	-	-	-	-	-	-	365,104
Cost of production	(83,072)	(140,186)	(26,610)	(19,334)	-	-	-	(269,202)	-	-	-	-	-	-	-	-	(269,202)
Production profit	25,922	38,258	26,851	4,871	-	-	-	95,902	-	-	-	-	-	-	-	-	95,902
Sales	194,867	254,655	96,690	20,784	59,898	52,617	-	679,511	99,981	173,901	140,585	629,501	130,020	4,168	-	1,078,175	1,857,667
Cost of sales	(155,802)	(235,770)	(94,803)	(20,784)	(32,136)	(31,627)	-	(570,922)	(110,450)	(142,453)	(26,212)	(135,849)	(83,820)	(1,815)	-	(390,149)	(1,071,521)
Sales profit	39,065	18,885	1,887	-	27,762	20,990	-	108,589	(10,469)	31,448	114,373	493,652	46,200	2,353	-	688,026	786,146
Gross (loss) profit	64,987	57,143	28,738	4,871	27,762	20,990	-	204,491	(10,469)	31,448	114,373	493,652	46,200	2,353	-	688,026	882,048
Selling expenses	(45,546)	(22,045)	(9,056)	(748)	-	(4,907)	-	(82,302)	(6,587)	(12,568)	(6,848)	(34,916)	(16,374)	382	-	(70,324)	(159,213)
Administrative expenses	(15,933)	(48,373)	(18,556)	(1,344)	(4,996)	(4,952)	-	(94,154)	(5,872)	(29,557)	(32,591)	(63,121)	(32,480)	(269)	-	(158,018)	(258,044)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	39,408	-	-	-	-	-	39,408	39,408
Unrealized gain (loss) on inventories	2,292	(20,016)	15,187	-	-	88	-	(2,449)	49	-	-	-	-	-	-	-	(2,400)
Net gain from retained interest in consumer finance trusts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating result	5,800	(33,291)	16,313	2,779	22,766	11,219	-	25,586	(22,879)	28,731	74,934	395,615	(2,654)	2,466	-	499,092	501,799
Assets	493,517	1,899,813	382,878	66,664	61,366	49,505	456,826	3,410,569	16,396	775,504	1,382,521	2,163,420	733,180	49,629	1,384,172	6,488,426	9,915,391
Liabilities	450,338	396,508	337,211	56,946	-	10,644	546,888	1,798,535	26,556	531,219	577,433	2,063,172	276,724	6,425	225,958	3,680,931	5,506,022
Non-current investments in other companies (1)	19,966	27,199	156	2,970	-	-	2,049	52,340	-	87,344	224,287	-	443,685	41,826	998,433	1,795,575	1,847,915
Increases and transfers of property and equipment	25,876	85,148	15,778	1,085	-	2,230	1,078	131,195	400	-	10,605	48,627	4,645	-	-	63,877	195,472
Amortization and Depreciation	4,433	28,167	1,504	667	-	683	1,129	36,583	-	68	21,555	107,180	10,103	17	-	138,923	175,506

(1)
The balance corresponds to equity interest in Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A., Tarshop S.A., Hersha Hospitality Trust, Rigby 183 LLC, New Lipstick, TGLT S.A.,  Bitania 26, Agro Managers S.A. and Supertel Hospitality Inc..

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
(in thousand of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

As of March 31, 2011:

	Agricultural								Slaughtering/ Feed lot	Real estate							Total
	Crops		Beef cattle	Milk	Sale of farms	Others	Non Operating	Sub-total Agricultural business		Development and sale of properties	Office Others	Shopping Center	Hotels operations	Consumer financing	Financial operations and others	Subtotal real estate business
Description	Local	International
Production income	72,653	28,392	30,797	24,581	-	-	-	156,423	-	-	-	-	-	-	-	-	156,423
Cost of production	(56,063)	(21,087)	(18,413)	(18,156)	-	-	-	(113,719)	-	-	-	-	-	-	-	-	(113,719)
Production profit	16,590	7,305	12,384	6,425	-	-	-	42,704	-	-	-	-	-	-	-	-	42,704
Sales	104,228	31,947	44,040	22,274	71,096	36,377	-	309,962	59,531	188,738	122,243	482,757	154,015	65,782	-	1,013,535	1,383,028
Cost of sales	(87,472)	(29,472)	(43,074)	(22,274)	(21,652)	(26,699)	-	(230,643)	(62,429)	(147,491)	(25,432)	(124,063)	(91,792)	(22,455)	-	(411,233)	(704,305)
Sales profit	16,756	2,475	966	-	49,444	9,678	-	79,319	(2,898)	41,247	96,811	358,694	62,223	43,327	-	602,302	678,723
Gross (loss) profit	33,346	9,780	13,350	6,425	49,444	9,678	-	122,023	(2,898)	41,247	96,811	358,694	62,223	43,327	-	602,302	721,427
Selling expenses	(24,706)	(3,540)	(1,810)	(1,090)	-	(3,739)	-	(34,885)	(4,118)	(8,231)	(7,090)	(29,011)	(15,859)	(24,786)	-	(84,977)	(123,980)
Administrative expenses	(13,013)	(4,334)	(10,106)	(1,592)	(4,299)	(2,320)	-	(35,664)	(2,280)	(31,296)	(32,813)	(48,705)	(30,846)	(6,287)	-	(149,947)	(187,891)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	39,629	-	-	-	-	-	39,629	39,629
Unrealized gain (loss) on inventories	(14,235)	1,391	71,101	-	-	37	-	58,294	416	-	-	-	-	-	-	-	58,710
Net gain from retained interest in consumer finance trusts	-	-	-	-	-	-	-	-	-	-	-	-	-	4,707	-	4,707	4,707
Operating result	(18,608)	3,297	72,535	3,743	45,145	3,656	-	109,768	(8,880)	41,349	56,908	280,978	15,518	16,961	-	411,714	512,602
Assets	375,860	835,388	338,483	56,975	-	60,129	193,041	1,859,876	71,703	748,979	1,302,267	2,003,292	242,372	35,286	1,702,336	6,034,532	7,966,111
Liabilities	380,620	31,178	280,012	46,480	-	9,586	361,524	1,109,400	52,000	466,365	515,691	1,762,276	241,408	31,112	263,382	3,280,234	4,441,634
Non-current investments in other companies (1)	19,056	632,236	185	3,522	-	-	-	654,999	-	287,208	-	-	283,586	51,481	914,250	1,536,525	2,191,524
Increases and transfers of property and equipment	20,862	4,666	17,281	252	-	183	7,094	50,338	22,904	14	14,820	32,125	6,549	2,960	-	56,468	129,710
Amortization and Depreciation	3,717	248	1,832	335	-	185	223	6,540	-	154	21,120	93,592	11,011	900	-	126,777	133,317

(1)           The balance corresponds to equity interest in Brasilagro, Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A., Tarshop S.A, Hersha Hospitality Trust, Rigby 183 LLC, New Lipstick and TGLT S.A.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

Ongoing litigation with the city of Villa Mercedes

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to present its plan to conclude operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. This filing was denied by the High Court of Justice, and the Company lodged an appeal of unconstitutionality against this decision, whose resolution, as of the date of issuance of these financial statements, is pending.

Irrespective of the above, Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

On January 27, 2012, the Company filed with the Municipality of Villa Mercedes a report on the activities performed, the economic and social relevance of the exploitation carried out by the Company and the special features, complexities and terms of a possible relocation. Such filing received by the Municipality of Villa Mercedes was forwarded to the Court of Misdemeanors for notification purposes.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

This Court currently does not have any incumbent judges appointed.

On May 10, 2012, the Municipality of Villa Mercedes granted a new business permit to Cactus Argentina.

B.	Real Estate Business

Provision for unexpired claims against Llao Llao Holding S.A.

In 1997, the Llao Llao Resorts S.A. Company, successor of Llao Llao Holdings S.A. as operator of the Llao Llao Hotel, was sued by the National Parks Administration seeking collection of the unpaid balance of the additional sale price. As a consequence, Other liabilities included the provision for the judicial auctioneer’s fees in the amount of Ps.1.1 million as of June 30, 2011. As of the date of these financial statements, such fees have been made available for collection.

NOTE 7:	RESTRICTED ASSETS

A.	Agricultural Business

1.     Brasilagro

a.	Farmland Cremaq

Brasilagro has constituted a mortgage on 10,097 ha. of Farmland Cremaq, as payment guarantee of the loan agreement obtained in December 2009 from Banco do Nordeste – BNB and a deposit for Ps. 44,496 (equivalent to R$ 18,492) related to the funds obtained in June 2010 by the controlling party Jaborandi Ltda., paid to CDI.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

B.	Real Estate Business

1.	IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was challenged by filing an appeal in cassation, which is why the other decision is still not final.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical arguments sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the particular circumstances into account and the progress of the legal action, this position cannot be considered final.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:                      (Continued)

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBO rate six months plus 7.0%, being the last of US$ 5.07 due in March 2010.

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which will accrue interest at a fixed rate, payable on a quarterly basis. The capital was due on March 15, 2011. On this date, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million, at a fixed rate (capital plus interest) to be paid on September 12, 2012; US$ 0.4 million, at a fixed rate (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million, at a fixed rate with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

On March 14, 2012, HASA refinanced the loan with Standard Bank Argentina S.A. for Ps.15.8 million through a bank checking account overdraft agreement with such entity. This agreement provides for a fixed interest rate and a monthly renewal of the agreement term.

The loan for US$ 0.4 million held with such entity was repaid on the same date.

As a guarantee for this transaction, the Company entered into a put option agreement (Put Right) with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

As of the date of these financial statements, HASA had committed no event of default.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:                 (Continued)

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of March 31, 2012
República Building	212,120
Soleil Factory	73,101
Zetol plot of land	34,564
Predio San Martín	69,156
Vista al Muelle plot of land	24,386

d.	New Lipstick maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC ´s shares

e.
To guarantee due compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A.’s and Vista al Muelle S.A.´s pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement, as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares in Vista al Muelle S.A. and Zetol S.A..

f.	On December 28, 2011, 2,061,856 shares of Hersha Hospitality Trust were transferred to Citibank N.A. as collateral for the loan.

g.
The Company holds a pledge on the shares of Cyrsa S.A. as security for the latter’s obligation to transfer the units bound to be built on a plot of land situated at 1755 Av. del Libertador, as part of the compensation for the acquisition thereof.

h.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

2.	APSA

a.	On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on its Series I Non-Convertible Notes issued on May 11, 2007, for a face value of US$ 1.2 million.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

b.	On August 3, 2011, a mortgage was constituted on Soleil Factory.

c.
To secure the fulfillment of the Concession Agreement with the Administration of Railway Infrastructure (ADIF), Arcos del Gourmet S.A. committed itself to hire a secure bond of Ps. 4,460, make an escrow deposit in cash of Ps. 400 and to hire another surely bond in favor of ADIF as collateral to the execution of the works agreed due time and proper form for Ps. 14,950. These surely bonds were hired during October 2011.

d.
As regards the case "Alto Palermo S.A. (APSA) against Dirección General Impositiva on Appeal", Record of proceedings number 25,030-I, currently heard by Division A, 3 Nomination, an attachment has been ordered and effected on the real property located in Olegario Andrade 367, Caballito, Ciudad Autónoma de Buenos Aires, which as at March 31, 2012 amounts to Ps. 36,889 (accounted for under Non-Current Investments - Land Reserves).

NOTE 8:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.     Agricultural Business

1.	Purchase of shares and warrant Brasilagro

On October 20 and December 23, 2010, the Company and its subsidiary Helmir executed with Tarpon a share purchase agreement under which the Company either directly or indirectly acquired 9,581,750 shares of common stock of Brasilagro, representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue. Consequently, Cresud paid Rs. 25.2 million on October 20, 2010, Rs. 50.8 million on December 23, 2010, Rs. 52.5 million on April 27, 2011. When the price agreed was cancelled, the pledge constituted on 3,864,086 shares and 37,325 warrants from Brasilagro’s first issue released.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Consequently, Cresud is either directly or indirectly the owner of 20,883,916 shares or 35.75% of Brasilagro’s outstanding stock as of June 30, 2011 (see note 13.1.a to the Basic Financial Statements). It should be noted that acquiring shares does not imply a change in the control group of Brasilagro according to Brazil legal regime; and that Brasilagro’s Shareholders’ Agreement will remain effective with the amendments that may be required to sell all shares owned by Tarpon and its affiliates.

Likewise, due to the transaction, Cresud owns directly and indirectly 168,902 Brasilagro’s First Issuance Warrants and 168,902 Brasilagro’s Second Issuance Warrants.

As of March 31, 2012 the Company registered an asset for Ps. 27,199 for the acquisition of these warrants (Note 4.b).

In relation to this, and following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E, the Company has consolidated its financial statements with Brasilagro’s financial statements as of June 30, 2011, as stated in Note 1.a. to this unaudited consolidated financial statements.

B.     Real Estate Business

1.     IRSA

a.	Constitution of CYRSA – Horizons Project

In January 2007, IRSA acquired two adjacent plots of land adjacent located in Vicente López, Province of Buenos Aires (one of them through the acquisition of the total share of Rummaala S.A, actually merged with CYRSA). The purchase price was US$ 36.2 million, from which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for compliance, Rummaala S.A. shares were pledged and the Building located in Suipacha 652 (owned property) was mortgaged, currently reversed.

In April, 2007, IRSA constituted CYRSA S.A. (“CYRSA”), and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. IRSA contributed with the plots of land and the liability in kind related in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The purchase-sale price set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

-	The balance will be cancelled in installments and will be fully paid at the time of transfer and signature of deeds.

-
Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

As of March 31, 2012, the percentage of completion of the “Horizons” project was 99.58%. Rio block´s towers included in the project have already been completed and are currently signing the title deeds. Likewise, the signature of deeds began for the completed units on Parque block.

b.	Acquisition of Hersha Hospitality Trust´s shares (Hersha")

On August 4, 2009, IRSA, through Real Estate Investment Group L.P. ("REIG") acquired 5.7 million shares representing approximately 10.4% of Hersha´s common stock. Additionally, a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share was acquired. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

The total purchase price paid was US$ 14.3 million As part of the agreement, IRSA´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010, March 2010, and October 2010, IRSA through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock for an aggregate purchase price of US$ 47.9 million.

During fiscal year ended of June 30, 2011, IRSA through its subsidiaries sold 2,542,379 common shares Hersha for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

On February 10, 2012, Hersha notified REIG its intention to exercise the call option to purchase 5,700,000 shares of Hersha granted in August 2009, pursuant to duly executed agreements. In furtherance thereof, Hersha has issued 2,521,561 shares, for which REIG has no obligation to pay any price. The value of the shares amounts to US$ 13.6 million.

As of March 31, 2012 IRSA´s direct and indirect interest in Hersha represents 10.5%. Shares acquired were valuated at its cost.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 67 hotels throughout the United States of America totaling approximately 9,598 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

c.	Acquisition Lipstick, New York Building

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in Metropolitan 885 "Metropolitan 885 Third Avenue. LLC" (or "Metropolitan"), through its subsidiaries which main asset is a rental office building in New York City known as the “Lipstick Building” and the debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009 Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since IRSA’s share in Metropolitan’s losses exceeded its equity interest; IRSA recognized a zero value on its investment although a liability of US$ 1.5 million was booked representing it’s maximum commitment to fund Metropolitan’s operations.

In December 2010 the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 bp rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), a new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its ownership interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

d.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years and in the current fiscal year, IRSA has been conducting different purchase and sale transactions of BHSA shares, as a result of which, as of March 31, 2012, IRSA´s direct and indirect ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

e.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA (through Tyrus) acquired by a minimum payment a 100% stake in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay. Later IRSA sold 50% of its interest in Liveck to Cyrela Brazil Realty S.A. (Cyrela) for an amount of US$ 1.3 million.

At the same time Liveck acquired, a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay´s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid, the balance will be paid in 5 installments of US$ 1.0 million each with an annual 3.5% compensatory interest calculated on the total outstanding amount tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (capital plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters to built.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

The total price for the purchase of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% interest on the total outstanding amount. As of September 10, 2010 this operations was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the purchase agreement of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman as applicable), of Vista al Muelle and Zetol and the later have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of the transaction.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

On the balance sheet date, having failed to execute the shareholders' agreement or to sign an agreement to extend the term for such execution, the parties have not expressed their intention to perform the obligations assumed under the agreement to purchase the stock of Vista al Muelle S.A. and Zetol S.A.

IRSA and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

In view of the additional development capacity granted by the IMC, the companies agree to pay maximum the sum of US$ 8.1 million for all concepts solely with works and other services as consideration thereof. The works to be carried out in consideration thereof are described in the Contract Plan.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Furthermore, the companies may exercise an option included in the agreement that entitles them to a 15% reduction of the total consideration amount, provided 80% (eighty per cent) of such consideration has been already been performed with a term of 4 (four) years as from execution of the Contract Plan.

On the other hand, it states that if the companies do not build the square meters of additional development capacity granted to them, the total consideration amount will also be reduced proportionately as the parties agree.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plot of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, IRSA´s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, IRSA agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, IRSA will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

f.	Option to acquire an interest in APSA

In January, 2010, Parque Arauco S.A. accepted the bid submitted by IRSA, and acquired, through a purchase option, the 29.55% interest in APSA and the held of face value of US$ 15.5 million of “APSA’s Convertible Notes 2014”.

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126 million. IRSA transferred US$ 6 million to Parque Arauco S.A., non refundable, as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, IRSA’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the transaction, as of March 31, 2012, IRSA’s interest in APSA rises to 94.87%.

g.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola).

In June 2010, IRSA closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected initially US$ 1.94 million. The balance is being paid through a transfer to the name of IRSA of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, semi-annual installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

h.	Torodur S.A.

In May 2010, IRSA acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, IRSA transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, IRSA closed the sale and transfer of Torodur S.A. shares for US$ 0.002 million to APSA. As a consequence of such transaction IRSA does not have any direct holding in Torodur S.A.

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A..

i.	Acquisition of Unicity S.A

On September 1st, 2010, and through E-Commerce Latina S.A. (subsidiary of IRSA) acquired a 100% stake in Unicity S.A. (Unicity) for US$ 2.53 million. Unicity’s main asset consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and for which it carries a liability to IRSA on the purchase price balance, which as of the date hereof is US$ 9.1 million. On September 28, 2010 the debt was capitalized and IRSA received 36,036,000 shares representing 88.61% of Unicity, being held by E-Commcerce Latina S.A. the remaining 11.39%.

j.	Sale of Torres Jardín IV

On October 25, 2010, IRSA executed a preliminary sales agreement whereby it sold the lot that fronts Gurrachaga street, at 220/254/256 Gurruchaga Street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

k.	Purchase of TGLT S.A.´s shares.

In December 2010, IRSA acquired 9,598 non-endorsable common shares in book entry form of 1 vote each, representing 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

l.	Sale of interest stake in Quality

On March 31, 2011, IRSA and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by IRSA and EFESUL.

m.	Purchase of BACS shares

On March 10, 2011, IRSA signed an stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

n.	Acquisition of shares of Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

IRSA exercised its preemptive rights and took part in the offer acquiring 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, IRSA’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares in portfolio).

On January 7, 2011, IRSA sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares of BHSA for US$ 3.3 million. As a result of the sale, the IRSA’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

o.	Exchange agreement on a piece of land in Caballito (TGLT S.A.)

On June 29, 2011, IRSA subscribed an Exchange agreement with TGLT S.A. (TGLT), which granted the property of a piece of land described as lot 1q of block 35, surrounded by the streets Méndez de Andes, Colpayo, Felipe Vallese and Rojas in the neighborhood of Caballito, City of Buenos Aires. In the site, TGLT will develop a building project devoted to housing and offices, which will consist of three buildings with an approximate area of 30,064.4 square meters.

The total price was settled in US$ 12.8 million. Of the total amount, US$ 0.2 million was paid cash after the deed was executed and the balance shall be cancelled by transferring the property of: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (parking spaces), which represents in all 21.10% of the square meters of the parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, to be counted as from the subscription of the agreement. In guarantee of its obligations under the exchange agreement, TGLT constituted in favor of IRSA a first-grade privilege mortgage on the real estate for up to US$ 12.8 million (capital) plus interests, cost and other expenses that may apply.

p.	Acquisition of companies’shares in the Oriental Republic of Uruguay

IRSA purchased 100% of Efanur S.A.’s, Doneldon S.A.´s, Sedelor S.A.´s, Alafox S.A.´s and Codalis S.A.´s shares, companies constituted in the Oriental Republic of Uruguay.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

q.	Purchase and sale of APSA´s Notes

During fiscal year ended June 30, 2009, IRSA bought APSA Notes Series I and II for US$ 39.6 million and Ps. 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, IRSA sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had been acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

r.	Acquisition of facilities located in San Martín

On March 31, 2011, Quality subscribed a Contract for the Purchase and Sale of Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter, “Nobleza”) located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On May 31, 2011 the deed was executed.

The purchase price was agreed on US$ 33.0 million, and payment was made as per the following detail: US$ 9.9 million have already been paid, and the balance of US$ 23.1 million will be cancelled in three equal and consecutive annual installments, plus interests at a 7.5% nominal annual rate calculated on outstanding balances. The first installment is due to be paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

Likewise, Quality subscribed a lease agreement with Nobleza, by means of which later will continue occupying the property for a maximum term of three years, with the purpose of gradually moving the plant, its main distribution center and the administrative offices to another site.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

On April 11, 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. As of the date of issuance of these financial statements, the resolution of the appeal is pending. Subsequently, the Court of Appeals confirmed the CNDC's decision regarding the obligation to notify and, therefore, on February 23, 2012, form F1 was filed, which is being processed as of the date hereof.

s.	Acquisition of shares of Bitania 26 S.A.

On December 12, 2011, Ritelco S.A. purchased 9,800,000 non-transferable nominative common shares, of one vote per share each, issued by the company Bitania 26 S.A., representative of 49% of its capital stock. Bitania 26 S.A. owns the hotel “Esplendor Savoy” in the city of Rosario. The amount of the transaction was set in US$ 5.0 million, which has been settled as of December 31.

t.	Supertel Hospitality Inc. (“Supertel”)

During February 2012, IRSA — through Real Estate Strategies, L.P. ("RES"), in which Efanur S.A. holds a 66.79% interest— completed the deal for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (SHI), for a total of US$ 30 million.

The mentioned preferred shares accrue a preferred dividend of 6.25% per annum and grant, the same politic rights as those of the common shares. Additionally, subject to certain limitations, they are convertible into common shares, at a rate of ten shares per preferred share, for a five-year term.

Likewise, as part of the purchase agreement, RES has received warrants to purchase 30 million of additional common shares. Subject to certain limitations, these warrants can be exercised at any time within a five year term after the transaction is closed, at a price of US$ 1.20 per share.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Subject to the investment agreements, RES is entitled to appoint up to 4 directors, out of a total of 9, and to exercise pre-emption rights over future issues.

So far, RES has designated the 4 directors and holds voting rights on 34% of SHI.
Likewise, the rights to convert both preferred shares and warrants into common shares are restricted to the same percentage.

SHI focuses its activity on medium class long-stay hotels and today controls 101 hotels in 23 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

2.	APSA

a.	Sale of equity interest in Tarshop S.A.

On October 30, 2009, Tarshop S. A., capitalized irrevocable contributions made by APSA, thus its participation increased to 98.5878%.

During January 2010, APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, reaching the 100% of share interest.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a security agreement over its Serie I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

On October 11, 2011 Banco Hipotecario released 50% of the pledged Corporate Notes and the remaining 50% would be released after two years as from the date appearing on the Memorandum of Closure has been fulfilled.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

b.	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired shares of common stock representing 80% of Arcos del Gourmet S.A.´s capital common stock establishing the price for the shares in: (i) for a 40% of the shares acquired at US$ 4.3 million and (ii) for the remaining 40% at a fixed price of US$ 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project until an investment of US$ 6.9 million.

On September 7, 2011, APSA acquired additional shares which represent 8.185% of the voting capital in the amount of US$ 1.75 million. Furthermore, it agreed to modify the variable price of shares acquired in 2009 by setting it at 10% of any capital increase that would be made in Arcos del Gourmet S.A., until committed work are concluded, which at the date of these financial statements constitutes the remaining balance. The above is disclosed in the accounts Short and Long-term Debts, current and non-current for its net present value.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

c.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an agreement for Partial transfer of goodwill with INCSA for acquiring one of the parts of the Goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center; becoming operational on such date. Guidelines provide that INCSA does not transfer APSA the receivables or the payables from the goodwill transferred originated before executing the final agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 2011, the National Antitrust Commission notified APSA of its authorization of this transaction.

On August 3, 2011, INCSA granted the conveyance deed of the property to APSA.

The total price for this transaction was US$ 20.7 million. Out of this total, US$ 7.1 million were paid at the time of subscription of the purchase agreement, US$ 1 million at the time of recording the public deed, and the balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in seven annual and consecutive installments having matured the first installment on July 1, 2011. The capital will be settled with the last interest installment.

Additionally, APSA granted a first-grade privilege mortgage on the property in favor of INC S.A. to secure payment of the balance plus interest.

The above is disclosed in the accounts Short and Long-term Debts for its net present value.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as suppliers advance. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory.

Having complied with such condition on July 1, 2010, APSA shall start the works: i) within 12 months calculated from fulfillment of the condition, or ii) on May 2, 2011, whichever occurs earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. As of the date of issuance of these unaudited financial statements, any of the two conditions have been fulfilled.

d.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the later.

Thereafter, during fiscal year 2011, APSA acquired 1,017,284 additional shares for a total consideration of Ps. 9.2 million, reaching an 8.87% share in the capital stock of TGLT S.A. on the balance sheet date, together with IRSA´s participation.

During the nine-month period ended March 31, 2012 APSA acquired 262,927 additional shares for a total amount of Ps. 2.6 million. As of March 31, 2012, IRSA holds a total of 9.23% of the capital stock of TGLT S.A., taking into account direct and indirect ownership through APSA.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

e.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of Mendoza Plaza Shopping S.A. building was capitalized with an entry to fixed asset, recognizing the depreciation charges and the profit over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. The remaining unaccrued amount at the end of period / year is disclosed under Other liabilities liabilities- contributed leasehold improvements.

NOTE 9:	PURCHASE, SALE AND BARTER OF PROPERTIES

A.     Agricultural Business

1.	Acquisition and sale of land in the Republic of Bolivia

On June 3 and June 7, 2011 the Company subscribed contracts for the purchase of two lots, located in Santa Cruz, Bolivia, with a total extension of approximately 5,000 ha., which will be used for agricultural purposes.

The first lot corresponds to a field, called “4 Vientos”, of approximately 2,660 ha. meant for the exploitation of sugar cane, whose purchase price amounts to US$ 8.4 million. On the subscription date of the corresponding contract, US$ 2 million were paid; during the months of July and December 2011, US$ 2.0 million and US$ 1.4 million were paid, respectively, and the remaining balance shall be cancelled in two installments, being the due in June 2012 and October 2012.

The second lot corresponds to a field, called “La Primavera”, of approximately 2,340 ha. devoted to the exploitation of soybeans, whose purchase price amounts to US$ 5 million. Of this amount, US$ 3.4 million have already been paid and the balance shall be paid in three semi-annual and consecutive installments, being the next due in June 2012 and the last one in June 2013.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

Additionally, the Company has agreed the sale of 910 ha. used for agricultural purposes for a total amount of US$ 3.6 million. The Company has received US$ 1.5 million of the total sale price, and the balance shall be collected in four semi-annual and consecutive installments, being the next due in June 2012 and the last one in December 2013.
On March 2, 2012, the sale of 1,194 hectares of the La Fon Fon property was agreed at US$ 4.8 million, in respect of which, an advance payment of US$ 0.1 million has been received, with the remaining receivable balance to be repaid in eight consecutive semi-annual installments, the first of which expires on May 30, 2012. Possession will be delivered upon payment of the second installment, expected to occur on such date.

2.	Sale of farm San Pedro

On September 28, 2011 Brasilagro sold farm San Pedro, a rural property located in the Municipio Chapadão do Céu – GO with a total surface of 2,447 hectares, 1,724 hectares of which are used for agricultural purposes, for the equivalent in R$ to 580,000 soy seed bags. The sale is part of Brasilagro business strategy, and seeks to derive both income from agricultural production and gains from the sale of real estate property.

The buyer made a down payment of R$ 9,769 (or Ps. 23,480), equivalent to 210,000 tons of soy. The remaining balance is to be paid in four annual installments; each expiring on March 30 each year, for a value equal to 92,500 sacks of soy each. The deal was priced at R$ 23.3 million (equivalent to Ps. 59.8 million).

As from September 30, 2011, in view of the long-term nature of the receivables, Brasilagro expects to assess the value of receivables based on the future market price of soy on each installment payment date (or else based on estimates and quotes from "brokers" when/if there is no pricing in the futures market on the payment due date) and to determine the exchange rate US$/R$ on that same date (insofar as the soy futures price is denominated in US Dollars), so that the resulting value is then discounted to its net present value by using an average rate of 9.79% p.a. The adjustment to the present value of income made for the quarter ended March 31, 2012 amounts to R$ 1,692 (or Ps. 4,162).

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

B.	Real Estate Business

1.	IRSA

Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the amount of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained and additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed according to the works progress.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”).

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street. There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lower part of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter as acquired has been US$ 3,717.

2.	APSA

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired through a public bidding the building known as Ex Escuela Gobernador Vicente de Olmos (Patio Olmos) located in the city of Córdoba for the amount of Ps. 32,522.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 241 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

The government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theater. APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

The property has been recorded as non-current investments.

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future Real Estate: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking space in the same building.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined that the value of each undertaking is of US$ 1.1 million.

On December 28, 2011, APSA and Condominios del Alto S.A. signed a deed by means of which Condominios del Alto S.A. transferred the units committed in favor of the Company, thus settling the consideration to be fulfilled by Condominios del Alto S.A.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking space units in the same building.

On April 14, 2011 APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the Functional Housing Units (apartments) that were compromised in the barter transaction agreement that should be transferred to APSA and the ownership title of the 45 parking spaces and 5 storage rooms.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

The table below lists the status of acceptance of offers for the offices and parking spaces of the Torres de Rosario under construction.

Lots	Agreed price (in thousands of US$)	Collected amount as of 03.31.12 (in thousands of US$)
2H	2,663	1,785

The above is disclosed in Inventories in Torres de Rosario line.

c.	Barter transaction– Beruti plot of land

On October 13, 2010, TGLT and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking spaces. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed. Such amount has been cancelled as of the date of these financial statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

The above is disclosed in Inventories and Property and equipment.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

TGLT S.A. and APSA filed appeals against the resolution that ruled the cautionary measure to suspend the works.

On April 26, 2012, the Court of Appeals in Administrative and Tax Litigation Matters of the City of Buenos Aires decided to overrule the decision rendered by the lower court in the case "Asociación Amigos Alto Palermo vs the Government of the City of Buenos Aires for Amparo” and to lift the temporary protection order that had suspended works.

d.	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA (“Cyrsa”) 112 parking spaces and the rights to increase the height of the property to build a two tower in preserve on the air space Coto.

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish off the barter agreement.

e.	Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

i)	US$ 0.05 million was settled as prepayment on July 14, 2009,
ii)	US$ 0.1 million was settled upon executing such agreement, and
iii)	US$ 0.35 million will be paid upon executing the title deed.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership will be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

The real estate is disclosed under the Fixed Assets line item.

f.	Plot of land Rosario

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, subscribed by APSA.

Lots	Offer acceptance oferta	Agreed price (in thousands of US$)	Collected amount as of 03.31.12 (in thousands of US$)	Title deed’s date
2A	04/14/2010	4,200	4,200	05/26/11
2E	05/03/2010	1,430	1,430	09/29/10
2F	11/10/2010	1,931	1,931	07/06/11
2B	12/03/2010	1,507	1,507	08/11/11
2C	12/03/2010	1,507	1,507	08/11/11
2D	12/03/2010	1,539	1,539	03/20/11
Torres Rosario under construction

The table below lists the status acceptance offers for the offices and parking spaces of the Torres Rosario under construction.

Lots	Agreed price (in thousands of US$)	Collected amount as of March 31, 2012 (in thousands of US$)
2H	2,663	1,785

The lots subject to these transactions are recorded to the inventory account until the date of issuance of the title deed.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

g.	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA acquired on its own and by means of its subsidiary Torodur S.A. (buyers) from Boldt S.A. and Inverama S.L. (sellers) 50% of the shares of Nuevo Puerto de Santa Fe S.A. (NPSF), a Company lessee of a property that houses a shopping mall (la Ribera) located on the Port of the city of Santa Fe, Province of Santa Fe.

The purchase price for that acquisition is US$ 4.5 million payable in up to 19 installments with no interests, being the last installment due on February 2013. Such debt is disclosed at its present value in current Loans.

Additionally, the purchasers will pay to the sellers, proportionally to the shares purchased, fifty (50%) of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of NBSF. The later will prepare them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe will not raise any challenge against the transaction.

As of August 18, 2011, once this condition was met the actual transfer of shares was completed, becoming APSA and Torodur owners of 33.33% and 16.66% of the capital stock, respectively, representing 50% of the voting capital of NPSF. Likewise GRAINCO S.A. owns the remaining 50% of the capital stock. Furthermore, NPSF and Casino Puerto de Santa Fe entered into a sublease agreement which replaces the previous lease agreement originally held by NPSF.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

h.	Financing and occupation agreement with INTERNATIONAL II, INC..

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009, later merged with APSA) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI NTERNACIONAL II, INC. – Branch Argentina) by means of which the later granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, Villa Cabrera which are disclosed in Property and Equipment, net.

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten (10) years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)
•
An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned property right.

Principal owed as of March 31, 2012 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances current and non-current together with other advances not included in this agreement.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:     GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of March 31, 2012 and June 30, 2011, the balance of brokerage transactions performed under the guarantee letter contract method, pending of delivery, within the contractual terms established, amounted to Ps. 18,918 and Ps. 20,369, respectively.

As of March 31, 2012 and June 30, 2011, there are no contracts breached in which FyO.com has been claimed as guarantor.

NOTE 11:         CONVERTIBLE AND NON-CONVERTIBLE NOTES AND CAPITAL PROGRAM

A.	Real Estate Business

1.	IRSA

Global Program for the Issuance of Notes in place up to US$ 450 million.

In February 2007, IRSA issued non-convertible Notes (Non-convertible notes - 2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible notes (“the Program”) in a face value of up to US$ 200 million authorized by the Comisión Nacional de Valores. Non-convertible notes - 2017 accrues an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non-convertible notes - 2017 contains customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the IRSA´s Board of Directors approved the extension of the maximum face value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Ordinary Meeting of Shareholders held on October 29, 2009.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

Within this framework, on July 20, 2010, IRSA issued non-convertible notes for a face value of US$ 150 million (“Non-convertible Notes Class II”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

Global Program for the Issuance of Notes in place up to US$ 300 million.

In the framework of the Non-Convertible Notes Global Issuing Program for a face value of up to US$ 300 million approved by the Shareholders’ Meeting on October 31, 2011, on February 10, 2012, the Company closed the Non-Convertible Notes public offering placement period for a total amount of Ps. 300 million, which were issued in two classes, Class III and IV:

•
Class III Non-Convertible Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments on a quarterly basis; the first one is due on May 14, 2012.

•
Class IV Non-Convertible Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equivalent to Ps. 146.9 million), to be matured 4 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 24 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 6 installments on a quarterly basis from May 14, 2012.

2.	APSA

a.	Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each, maturing on July 19, 2014.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

Convertible Non-Convertible Notes accrue interest at a 10% fixed annual nominal rate payable every six months. The notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the face value of the Company's shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each. the shares underlying the conversion of the Convertible Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the Comisión Nacional de Valores Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, the holders of Convertible Notes into APSA´s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for US$ 15.5 million.

As from the conversion, the number of APSA‘S shares went from 782,064,214 to 1,259,608,411.

On May 26, 2011, APSA made an offer to repurchase its Convertible Convertible Notes, which is subject to certain conditions.

Additionally, on September 21, 2011, holders of notes convertible into APSA’s shares exercised their conversion rights issuing 277,777 shares of common stock with a face value of Ps. 0.1 each. As from the conversion, the number of the APSA´s shares went from 1,259,608,411 to 1,259,886,188. Thus, since the issuance of the program till March, 31, 2012, the holders of APSA’s Notes (Convertible into ordinary shares) exercised the conversion rights for a total of US$ 18.3 million.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

As of March 31, 2012, Convertible Notes amounts to US$ 31.7 million, mainly held by the Company.

On May 26, 2011, APSA made an offer to repurchase its Convertible Notes, which is subject to certain conditions.

b.	Issuance of non-convertible notes

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million. These issuances correspond to classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the Comisión Nacional de Valores Resolution No. 15,614 dated April 19, 2007. The APSA´s Shareholders Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million, reaching a total amount up to US$ 400 million.

Series I pertains to the issue of US$ 120 million, with maturity date of the principal on May 11, 2017, and which accrues a 7.875% fixed interest rate payable every six months on May 11 and November 11, every year as from November 11, 2007.

On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on its Series I Convertible Notes for a face value of US$ 1.2 million.

Series II pertains to the issue of Ps. 154 million (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi- annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

On April 18, 2011, APSA rebought from the Company Series I Convertible Notes with a face value of US$ 5 million to be matured in 2017 at a price calculated based on the average of prices quoted by three banks plus the interests accrued until the settlement date, which amounted to US$ 5.1 million.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

As of March 31, 2012 total Series I and Series II Notes repurchased by APSA amount to US$ 10.0 million and US$ 1.4 million, respectively. These Non-Convertible Notes were measured at their face value and they are disclosed netting the capital and interest owed.

As of March 31, 2012, IRSA owes Series II Non-Convertible Notes for a face value of Ps. 6.6 million.

c.	2009 Issuance of non-convertible notes

Additionally, in the framework of the mentioned Non-Convertible Notes Global Issuing Program, on November 10, 2009, APSA concluded the placement of two new series of Non-Convertible Notes for a total amount of Ps. 80.7 million.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable BADLAR plus a 3% margin payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the such issuance.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of such issuance.

d.	Approval of the Short-term Debt Global Program by the Shareholders´ meeting

The General and Special Shareholders’ meeting held on October 29, 2009 approved the creation of a Short-term Debt Securities Global Issuing Program (up to one-year term) to issue simple Non-Convertible Notes, non-convertible into shares stated in Argentine Pesos, United States Dollars or any other currency, with ordinary, special and floating guarantee, including third-party guarantee, subordinate or non-subordinate, for a maximum outstanding amount at any time that cannot exceed the equivalent to US$ 50 million.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

e.	Capital increase

On May 26, 2011, the Ordinary and Extraordinary Shareholders Meeting of APSA resolved as follows:

•
Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of par value Ps. 0.10 each, on one or many offerings, with share premium or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the share premium, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of par value Ps. 1 or US$ 25.1 per ADS and a maximum price of Ps. 75 per share of par value Ps. 1 or US$ 73.4970 per ADS.

•
Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager.

•
Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 working days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•
Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible Non-Convertible Notes with par value US$ 31,755,502, for the amount of US$ 36.1 million, equivalent to US$ 1.13666 per Non-Convertible Notes.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                      SIGNIFICANT EVENTS

A.	Agricultural Business

a.	Brasilagro – Maeda. Changes in Jaborandi Ltda. contract

On September 22, 2011 Brasilagro executed an amendment to the ownership agreement of Jaborandi Ltd., whereby it assigns and transfers 1,766,038 of the shares in the Company's capital. Following this transfer, Brasilagro holds 14,572,661 shares and Maeda 7,212,271 shares. This transaction led to an investment loss in Brasilagro's results of operations of R$ 1,135 (equal to Ps. 2,894). On that same date, as indicated in the Minutes of the Meeting of Shareholders, a decision was made to reduce the capital stock by R$ 12,508 (or Ps. 28,369) by means of redemption and cancellation of 12,508,586 shares. Of this total, R$ 7,775 (or Ps. 17,634) result from a capital reduction to offset against retained deficit by Brasilagro while R$ 4,733 (or Ps. 10,735) were repaid to Brasilagro for they related to capital in excess in relation to the Company's purpose. Consequently, the capital stock of Jaborandi Ltd. was increased to R$ 9,276 (or Ps. 21,039) and is composed of 9,276,346 shares, 50% of which are held by Brasilagro while the remaining 50% is held by Maeda, so that each shareholder would have a 50% stake in the company, that is, 4,638,173 shares.

On March 23, 2012, the Company signed a new agreement with Maeda, the minority shareholder Jaborandi Ltda. As a result, interest in BrasilAgro increased from 50% to 65.61%, while interest in Maeda decreased from 50% down to 34.39%.

The main terms of the agreement are as follows:

1.
An increase in capital in Jaborandi Ltda. The total amount paid up was R$ 25,055, of which R$ 19,701 were contributed through the capitalization of advances for future increases in capital already made by BrasilAgro (R$ 12,531) and Maeda (R$ 7,171), and R$ 5,354 were contributed in cash by BrasilAgro.

2.
Due to the non-performance of the business plan approved on September 22, 2011 and pursuant to the agreement between the parties, the holdings of Grupo Maeda in Jaborando Ltda. were diluted proportionally to the contribution made.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

3.	In conformity with the notice sent by BrasilAgro on December 5, 2011, Maeda has lost its right to exercise the warrants issued by the Company.

4.
The shareholder agreement of Jaborandi S.A. has been amended so that certain matters which required a special majority for approval, will now require only a simple majority of the voting capital if certain conditions are not met (e.g., if Maeda Group makes no capital contributions as committed within the agreed term).

B.	Real Estate Business

1.	IRSA

a.	Investment in Banco Hipotecario S.A.

Banco Hipotecario S.A.´s treasury Shares

In the course of the fiscal year ended on June 30, 2009 and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario S.A. received treasury shares Class D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of the Banco Hipotecario S.A. resolved to delegate upon the Board of Directors of the Bank the decision to pay with the treasury shares in portfolio the DAA or StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

On April 13, 2011, the Special Shareholders’ Meeting of Banco Hipotecario decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company's capital stock in any given period of 12 months.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in IRSA’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Dividends distribution

Banco Hipotecario’s General Shareholders’ Meeting, held on April 13, 2011 approved the payment of cash dividends for Ps. 100.0 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of face value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. Out of this amount, Ps. 30.51 million pertain to IRSA, based on its interest.

As of the date of issuance of these financial statements, the decision of the dividends being made available for payment is subject to the BCRA’s consent in the terms of the ruling disclosed by Communication “A” 5072, its amendments and complementary rulings. The BCRA has not announced its decision yet. Additionally, on January 27, 2012, Argentina’s Central Bank (BCRA, as per its Spanish acronym) issued communications “A” 5272 and “A” 5273, by means of which it ruled the increase of some parameters of minimum capital stock to be paid-in in order to allow for dividends distribution.

b.	Transactions pending solution by the Argentine Antitrust Commission

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), IRSA applied to the CNDC for a consultative opinion on whether IRSA had to notify that transaction or not. The CNDC found that there was an obligation to notify the same, but IRSA appealed that decision. As a consequence, on December 5, 2011, we notified the transaction. As of the date of issuance of these financial statements, the CNDC is analyzing this decision.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

In addition, as regards the acquisition of Torre Bank Boston, on August 30, 2007 IRSA applied to the CNDC for a consultative opinion as to whether IRSA had to notify the transaction. In November 2007 the CNDC stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. The resolution from the matter in court was favorable to the CNDC. On November 3, 2010 was notified to the CNDC. On November 10, 2011, through Resolution SCI No. 356, the real estate purchase agreement was authorized.

c.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters (portion), located on provincial road E-55 in the Province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

The appraisal of the piece of land will be in charge of the Provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                 (Continued)

2.	APSA

a.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final. Notwithstanding the above, in late 2011 an agreement was reached with some of the above cited professionals for the payment of fees resulting from their intervention in the matters previously described.

On July 5, 2010, Shopping Neuquén S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality. In November 2011, an updated schedule of works was submitted which has not been approved by the Municipality as of the date these financial statements are issued.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

On April 15, 2011 the Company entered into an agreement with Gensar S.A. whereby the later acquired one of the plots of land that form part of the commercial undertaking of mixed use next to which the Company is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land. On September 16, 2011 it executed a deed for the conveyance of title in favor of Gensar S.A., which deed is currently in the process of being registered with the relevant Real Estate Regulatory Entity.

b.	Acquisition of shares of APSAMEDIA S.A.

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold to APSA 18,400,000 registered non endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "A” share representing 50% of APSAMEDIA S.A.'s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, APSA and Metronec S.A. executed a share purchase agreement by which Metronec S.A. has sold to APSA 18,400,000 registered non endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "B” share representing 50% of Metroshop S.A.'s capital stock.

Finally, on April 18, 2011, APSA transferred to Fibesa S.A. (APSA’s subsidiary) 1,840,000 shares, representative of 5% of Metroshop S.A.’s capital stock for a total amount of Ps. 0.8 million which has not been paid in as of the unaudited financial statements date.

As an action subsequent to the taking over, APSA S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.
iii)	All credit card customers or accounts or clients
iv)       Lease agreements on certain branches and their personal property.
v)       Labor agreements for payroll personnel.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. APSAMEDIA S.A. will continue providing its services, which have been broadened in scope:

-     Consumer credit marketing and financing.
-     Issuance and marketing of credit cards.
-     Performance of any type of agency and representation.
-     Management of administrative, advertising and commercial activities.

These amendments were registered before the Corporate Record Office on August 29, 2011 under No. 17,795.

As of March 31, 2012 APSA´s direct and indirect interest in APSAMEDIA S.A. amounted to 100%.

On October 7, 2011, APSAMEDIA S.A., as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by APSAMEDIA under trust the legal ownership of certain receivables that were not in good standing, including included consumer loans, credit card receivables and refinanced receivables generated by APSAMEDIA S.A. in the ordinary course of business, and which shall issue pass-through in favor of the Original Holder. The receivables assigned under trust amount to Ps. 39.1 million approximately. APSAMEDIA will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                          (Continued)

The price of the Assignment fiduciary amounts to Ps. 1.9 million. Such price less the sums of money received as payment by APSAMEDIA S.A. between August 26, 2011, cut-off date, and October 7, 2011, which amount to Ps. 0.15 million, were transferred to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million. As from this three-month period, APSAMEDIA S.A. started to develop the lease of advertising spaces in the Company’s shopping centers.

c.	Arcos del Gourmet

i)	Concession Amendment Agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. subscribed a restructuring agreement of the concession with ADIF transferring to the rail wealth under National Office of Property Management (ONABE)’s jurisdiction, by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date and it allows another extension for 3 additional years. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center.

This agreement set a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025 and Ps. 0.25 million (plus VAT) as from January 1, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, as collateral to the fulfillment of the agreement, the Company committed itself to hiring a surety bond of Ps. 4,460, to make a cash deposit for Ps. 400, and to hire another surety bond in favor of ADIF as collateral to the compliance in the due time and form with the works agreed, for Ps. 14.950. Likewise, other obligations were stipulated in charge of the Company, related to the works to be carried out.

This agreement supersedes that executed with the ONABE.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

ii)     Capital increase

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which finally approved Arcos´s financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.002594 per shares, which includes Ps. 0.001 par value per share and Ps. 0.001594 as share premium per share; the Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, and some loan agreements granted by APSA plus accrued interest, the balance being paid-in in cash.

As of the date of issuance of these financial statements, the registration of these increases before the Public Trade Registry is pending.

NOTE 13:	SALES OF BUILDINGS

Real Estate Business

a.	IRSA

On July 7, 2011, the Company subscribed a sale agreement of some offices located at Libertador 498. The agreed total price is US$ 2.5 million to be paid as per the following: a) US$ 0.75 million at the time of subscription of the sale agreement, b) US$ 1.38 million at the time of recording the public deed and granting possession, and c) US$ 0.37 million on April 27, 2012. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of IRSA. On October 17, 2011, IRSA recorded the title deed. The result for this transaction amounts to Ps. 8.1 million.

On September 7, 2011, the Company subscribed a sale agreement of the property “Thames”. The total transaction price amounts to US$ 4.7 million. Out of this total, US$ 1.0 million have been collected at the time of subscription, and the balance of US$ 3.7 million were collected at the time of recording the public deed and granting possession, which took place on October 25, 2011. The result for this transaction amounts to US$ 3.8 million.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

On December 20, 2011, IRSA subscribed an agreement to sell certain functional units of the real estate called “Museo Renault”, located in Av. Figueroa Alcorta 3301. The total price agreed was US$ 5.2 million payable in the following way: a) US$ 1.56 million when the agreement was subscribed; and b) US$ 3.64 million when the deed was granted, set for March 7, 2012. The result for this transaction amounted to US$ 3.8 million. Furthermore, after March 31, 2012 other functional units were sold.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 35,175 square meters.

In addition, during the nine-month period ended on March 31, 2011 IRSA sold office units in various deals amounting to an aggregate gross rental space of 620 square meters for a total of Ps. 10.5 million. Those transactions generated a gross gain of Ps. 8.1 million.

NOTE 14:          CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

As of March 31, 2012 the Company, together with its subsidiary IRSA, have contributed during the period to the Management capitalization program for Ps. 3,204.

NOTE 15:           EXECUTIVE STAFF´S FEES

Agricultural business

Stock Purchase Option Plan

Pursuant to the provisions of the Corporate By-laws, Brasilagro has a Stock Option Plan (the “Plan”) in place approved by the General Shareholders’ Meeting, which seeks to integrate executive staff to the company’s development process in the medium and long term. This Plan is administered by the Remunerations Committee and the awards are subject to the approval of the Board of Directors.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: (Continued)

In the Special Shareholders’ Meeting held on October 29, 2008 a Stock Option Plan was approved by the Company (“Stock Options”).

On August 11, 2010 the Management Board approved the creation of the Options Award Program No. 1 (the “Program”), under which the Board of Directors is authorized to award stock options to eligible beneficiaries chosen on that occasion. The Program defines the beneficiaries, the number of shares that each of them may acquire upon exercising their stock option rights, the exercise price per share to be paid in cash by the beneficiaries and the stock option conditions.

Upon exercise, each option entitles the beneficiary to purchase 1 share of stock of Brasilagro at the exercise price established in the Program. The Program involves 5 beneficiaries and the award of 370,007 shares and they may be fully exercised as from August 12, 2012 (vesting date) for a term of three years as from the vesting date. On March 31, 2012 there were no options outstanding.

Brasilagro estimated the fair value of the Programs´ options as of August 11, 2010 in R$ 5.83 each, based on the “Black and Scholes” model. Main information used to measure the options were:

Date	08/11/2010
Number of shares	58,422,400
The exercise price (R$/ share)	8.97
Stock market´s Price as of measure date (R$ / share)	9.60
Interest rate, (risk free %)	11.36
Contractual average time	5 years
Expected return of dividends %	1.00
Volatility of market´s shares	67.48
Stock market ´s price as of granting date (R$/ shares)	9.40
Number of options outstanding	370,007
Number of options to exercise	370,007
Adjusted average price (R$/share)	6.16
Remaining Contractual Average life	5
Balance stock options as of March 31, 2012	Ps. 4,655

Transactions are listed below:

	Number of shares	Average price during period / year
As of March 31, 2012	370,007	6.16

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	REIMBURSEMENT OF CURRENT AND EXPIRED CASH DIVIDENDS

Real Estate Business

1.	APSA

On December 20, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current dividends and for dividends barred by the statute of limitations, as per the following detail:

-     Ps. 2,711 to expired dividends;

-     Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The funds corresponding to current dividends are disclosed under the “Dividends payable” line item, while the funds corresponding to expired dividends were booked against “Retained Earnings”.

NOTE 17:          EXTENSION OF THE SUSPENSION OF ACTIVITIES AT EAASA

Due to the crisis experienced by the meat export sector, on February 28, 2012 an agreement was signed by the Meat Sector Union of La Pampa and EAASA, which was ratified by the Sub-Secretary of Labour of the Province, whereby the parties agreed to suspend activities for a 60 days terms, which could be extended for an additional 60-day term, effective as from February 16, 2012 for wage-earners, as well as an average wage reduction of 40%, while a Ps. 800 pay was also agreed from the REPRO program.

In addition, the Company agreed a 30% salary reduction with monthly salary earners and senior staff effective March 1, 2012.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:          SUBSEQUENT EVENTS

Agricultural Business

Extension of the activity suspension agreement

On April 9, 2012, EAASA extended the agreement entered into with the Meat Sector Union of La Pampa for another 60 days as from April 16, 2012.

Real estate business

1.	IRSA

a.	Call for Ordinary and Extraordinary Meeting of Shareholders to be held on May 23, 2012

The following items on the agenda will be transacted:

•	Consideration of payment of a cash dividend for a total amount of up to Ps. 99,000.
•	Partial release of “Reserves for New Projects” and “Retained Earnings” in the amounts of Ps. 27,892 and Ps. 71,108, respectively.

b.	Increase in APSA shareholding

On April 3, 2012, the Company notified it intended to cancel before the expiration date the Assignment of Rights described in Note 24 to the unaudited basic financial statements. As indicated in the agreement, cancellation becomes effective on April 10, 2012. Pursuant to the above, IRSA has increased its shareholding in APSA to 95.57%, being in a situation of almost total control.

c.	Bill of sale for units of the “Museo Renault” property

On April 24, 2012, the Company executed a bill for the sale of three functional units in the real property known as “Museo Renault”. This sale was agreed at a total price of US$ 5.5 million. To secure the payment of the balance, the purchaser shall constitute a first-degree privilege mortgage on the property, in favor of the seller. The notarial deed and mortgage indenture for the price balance will be executed and delivered on May 16, 2012.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:         (Continued)

2.	APSA

Call for Ordinary and Extraordinary Meeting of Shareholders to be held on May 23, 2012

The following items on the agenda will be transacted:

-
Consideration of payment of an interim cash dividend for a total amount of up to Ps. 177 million, which computation is based on the quarterly financial statements for the period ended December 31, 2011;

-	Examination of the resolutions approved by the Shareholders’ Meeting held on May 26, 2011 in light of the conditions then prevailing on the market.

Table of Content

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera
y Agropecuaria

Free translation from the original prepared in Spanish for
publication in Argentina

Unaudited Basic Financial Statements
Corresponding to the nine-month periods
ended March 31, 2012 and 2011

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Balance Sheet as of March 31, 2012 and 2011 and as of June 30, 2011
 (In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)	March 31, 2011 (Notes 1 and 2)		March 31, 2012 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)	March 31, 2011 (Notes 1 and 2)
ASSETS				LIABILITIES
CURRENT ASSETS				CURRENT LIABILITIES
Cash and Banks (Note 8.a.)	8,147	3,616	20,606	Trade accounts payable (Note 8.f.)	68,424	140,216	68,523
Investments (Note 8.b.)	7,095	19,092	6,936	Short-term debt (Note 8.g.)	749,906	541,720	341,435
Trade accounts receivable (Note 8.c.)	63,899	91,280	60,939	Salaries and social security payable (Note 8.h.)	25,539	28,393	19,086
Other receivables (Note 8.d.)	117,376	158,108	112,712	Taxes payable (Note 8.i.)	13,630	6,287	11,080
Inventories (Note 8.e.)	251,004	230,803	215,741	Customers advances (Note 8.j.)	888	-	-
Total Current Assets	447,521	502,899	416,934	Other liabilities (Note 8.k.)	35,363	29,540	29,211
				Total Current Liabilities	893,750	746,156	469,335

				NON-CURRENT LIABILITIES
				Long-term debt (Note 8.g.)	296,595	204,742	333,634
NON-CURRENT ASSETS				Taxes payable (Note 8.i.)	67,345	96,528	95,356
Other receivables (Note 8.d.)	117,668	58,194	53,838	Other liabilities (Note 8.k.)	90	12,195	5,571
Inventories (Note 8.e.)	181,546	184,527	196,274	Provisions for pending lawsuits (Schedule E)	1,700	1,681	1,678
Investments on equity investees (Note 8.b.)	2,303,026	2,162,773	1,966,260	Total Non-Current Liabilities	365,730	315,146	436,239
Others Investments (Note 8.b.)	21	21	11,282	Total Liabilities	1,259,480	1,061,302	905,574
Property and equipment, net (Schedule A)	381,927	345,085	340,327
Intangible assets, net (Schedule B)	20,549	21,340	21,604
Total Non-Current Assets	3,004,737	2,771,940	2,589,585	SHAREHOLDERS’ EQUITY	2,192,778	2,213,537	2,100,945
Total Assets	3,452,258	3,274,839	3,006,519	Total Liabilities and Shareholders’ Equity	3,452,258	3,274,839	3,006,519

The accompanying notes and schedules are an integral part of the financial statements.

(1) See notes 2.q and 16.
(2) See note 15 to the unaudited consolidated financial statements.
(3) See note 21 to the unaudited basic financial statements.
(4) The accompanying notes and schedules are an integral part of the financial statements.
(5) See note 16 to the unaudited consolidated financial statements.

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income
Corresponding to the nine-month periods
beginning as from July 1, 2011 and 2010
 and ended March 31, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
Production income
Crops	108,994	72,653
Beef Cattle	52,192	29,622
Milk	24,205	24,581
Total production income	185,391	126,856
Cost of production (Schedule F.2):
Crops	(82,837)	(56,326)
Beef Cattle	(36,782)	(17,736)
Milk	(19,334)	(18,156)
Total cost of production	(138,953)	(92,218)
Production gain	46,438	34,638
Sales
Crops	194,867	104,228
Beef Cattle	96,201	44,387
Milk	20,784	22,274
Establishments	-	71,096
Others	21,297	10,144
Total sales	333,149	252,129
Cost of sales
Crops (Schedule F.1)	(155,802)	(87,472)
Beef Cattle (Schedule F.1)	(92,137)	(43,102)
Milk (Schedule F.1)	(20,784)	(22,274)
Establishments	-	(21,652)
Others (Schedule F.1)	(2,743)	(2,507)
Total cost of sales	(271,466)	(177,007)
Sales profit	61,683	75,122
Gross profit	108,121	109,760
Selling expenses (Schedule H)	(57,501)	(29,652)
Administrative expenses (Schedule H)	(36,791)	(30,491)
Unrealized gain on inventories-beef cattle (Schedules F.1 and F.2)	15,295	70,970
Unrealized gain (loss) on inventories-crops, raw materials and MAT	2,162	(14,440)
Operating gain	31,286	106,147
Financial results:
Generated by assets:
Exchange gains	10,591	4,625
Interest income (Note 8.l.)	9,218	8,740
Other unrealized (loss) gain (Note 8.l.)	(5,713)	261
	14,096	13,626
Generated by liabilities:
Exchange loss	(45,382)	(8,343)
Interest loss (Note 8.l.)	(68,573)	(37,352)
Other unrealized loss	(4,432)	(1,699)
	(118,387)	(47,394)
Other income and expenses, net
Shareholders’ Personal asset tax	(7,739)	(6,900)
Others	1,317	1,183
	(6,422)	(5,717)
Gain on equity investees (Note 8.m.)	128,890	111,909
Management agreement fees (Note 5)	(7,458)	(15,751)
Net income before income tax	42,005	162,820
Income tax (Note 6)	25,111	(21,058)
Net income for the period	67,116	141,762

Earnings per share :
Basic (Note 9)	0.14	0.29
Diluted (Note 9)	0.12	0.25

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity
Corresponding to the nine-month periods
beginning as from July 1, 2011 and 2010
and ended March 31, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

Items	Shareholders’ contributions						Non capitalized contributions (2)	Retained earnings		Long-term incentive program reserve (3)	Retained earnings	Translation differences	Total
	Capital (Note 3)		Inflation adjustment		Paid-in capital (1)	Subtotal		Legal reserve	Reserve for new developments
	Common stock	Treasury stock	Common stock	Treasury stock
Balances as of June 30, 2010	496,560	5,001	164,561	1,657			-
Exercise of options (Note 16)	-	-	-	-	3	3	-	-	-
Shareholders meeting held on 10.29.10
Legal Reserve	-	-	-	-	-	-	-	9,270	-	-	(9,270)	-	-
Reserve for new developments	-	-	-	-	-	-	-	-	176,136	-	(176,136)	-	-
Shareholders meeting held on 12.09.10
Cash dividends	-	-	-	-	-	-	-	-	(69,000)	-	-	-	(69,000)
Shareholders meeting held on 03.11.11
Reallocation of Cash Dividends as Interim Dividends for fiscal year 2011	-	-	-	-	-	-	-	-	69,000		(69,000)	-	-
Transitory conversion differences for the period	-	-	-	-	-	-	-	-	-	-	-	59,987	59,987
Net income for the period	-	-	-	-	-	-	-	-	-	-	141,762	-	141,762
Balances as of March 31, 2011	496,560	5,001	164,561	1,657	879,334	1,547,113	-	32,293	320,064	-	75,039	126,436	2,100,945

Balances as of June 30, 2011	496,562	5,001	164,561	1,657	879,342	1,547,123	1,012	32,293	320,064	-	145,842	167,203	2,213,537
Long-term incentive program reserve (3)	-	-	-	-	-	-	-	-	-	2,675	-	-	2,675
Non-capitalized contributions	-	-	-	-	-	-	833	-	-	-	-	-	833
Shareholders meeting held on 10.31.11
Legal Reserve	-	-	-	-	-	-	-	10,629	-	-	(10,629)	-	-
Reserve for new developments	-	-	-	-	-	-	-	-	69,138	-	(69,138)	-	-
Reimbursement of expired dividends (5)	-	-	-	-	-	-	-	-	-	-	2,301	-	2,301
Cash dividends	-	-	-	-	-	-	-	-	-	-	(63,800)	-	(63,800)
Transitory conversion differences	-	-	-	-	-	-	-	-	-	-	-	(29,884)	(29,884)
Net income for the period	-	-	-	-	-	-	-	-	-	-	67,116	-	67,116
Balances as of March 31, 2012	496,562	5,001	164,561	1,657	879,342	1,547,123	1,845	42,922	389,202	2,675	71,692	137,319	2,192,778

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Statement of Changes in Shareholders’ Equity
Corresponding to the nine-month periods
beginning as from July 1, 2011 and 2010
and ended March 31, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	22,708	18,364
Cash and cash equivalents at the end of the period	14,511	23,628
Net decrease in cash and cash equivalents	(8,197)	5,264

Causes of changes in cash and cash equivalents
Operating activities
Net income for the period	67,116	141,762
Income tax	(25,111)	21,058
Accrued interest during the period	59,121	36,266
Adjustments made to reach net cash flow from operating activities:
Gain on equity investees	(128,890)	(111,909)
Increase in Allowances and Provisions	5,204	7,903
Depreciations of Property and Equipment	6,124	5,147
Depreciations of Intangible Assets	564	564
Unrealized loss on Inventories and MAT	(17,457)	(56,530)
Financial results	42,835	(7,511)
Decreases of fixed assets	828	18,144
Long-term incentive program reserve	969	-
Changes in operating assets and liabilities:
Decrease in trade accounts receivable	27,330	30,161
Increase in other receivables	17,281	(4,536)
Increase in inventories	(139)	(100,067)
Decrease in trade accounts payable	(72,636)	(25,875)
Decrease in social security payable and taxes payable and customer advances	603	136
(Decrease) Increase in other debts	(1,895)	15,707
Cash flows applied to operating activities	(18,153)	(29,580)

Investing activities
Dividends collected	136,697	63,436
Increase in interest on equity investees	(170,423)	(67,317)
(Increase) Decrease in investments	(731)	143,954
Loans granted to related companies	(38,530)	(160,859)
Collection of loans from related companies	525	8,019
Acquisition and upgrading of fixed assets	(43,418)	(34,962)
Cash incorporated by merger	2,271	579
Cash flows applied to investing activities	(113,609)	(47,150)

Financing activities
Increase in financial loans	233,752	147,817
Decrease in financial loans	(163,643)	(255,503)
Interest paid	(64,393)	(31,186)
Loans granted to controlled companies	105,625	-
Payments of loans granted to controlled companies	(108,015)	(33,540)
Issuance of Non-convertible Notes (Note 19)	246,869	358,654
Cancellation of Non-convertible Notes	(62,830)	(35,251)
Dividends paid	(63,800)	(69,000)
Exercise of options	-	3
Cash flows provided by financing activities	123,565	81,994
Net (decrease) increase in cash and cash equivalents	(8,197)	5,264

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statements of Cash Flow (Continuated)
Corresponding to the nine-month periods
beginning as from July 1, 2011 and 2010
and ended March 31, 2012 and 2011
 (In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2012	March 31, 2011
Operations not involving changes in cash and cash equivalents
Inventories transferred to property and equipment	376	1,043
Decrease (Increase) in related companies by trasitory conversion differences	29,884	(59,987)
Increase in related companies interest by a decrease in trade account receivables	-	(3,541)
Increase in related companies interest by a decrease in other receivables	(55,896)	(122,601)
Long-term incentive program reserve subsidiaries and non-capitalized contributions	2,539	-
Reimbursement of expired dividends	2,301	-
Decrease in related companies interest by an increase in other receivables	27,205	-

	March 31, 2012	March 31, 2011
Complementary information
Income tax paid	6,769	4,632

	March 31, 2012	March 31, 2011
Balances incorporated by merger (Note 14)
- Trade accounts receivable	-	9,134
- Other receivables	16,880	9,431
- Inventories	-	14,408
- Property and equipment, net	-	37,622
- Intangible assets, net	-	1,511
- Non-current Investments	(18,367)	(63,631)
- Trade account payables	(82)	(7,132)
- Loans	-	(1,145)
- Salaries and social security payable	-	(111)
- Tax payables	(702)	(408)
- Provisions	-	(258)
Incorporated cash	(2,271)	(579)

Saúl Zang Vice-president I acting as President

Table of Content
Cresud Sociedad Anónima, Comercial,
Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

Corresponding to the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
  (In thousands of pesos)
  Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below there is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous fiscal year.

a.     Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

The Company’s results for the nine-month period ended March 31, 2012 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for this period.

The Company’s nine-month period ended March 31, 2012 results do not necessarily reflect the proportion of the Company’s full-year results.

b.     The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and under professional accounting standards and as required by the enforcement agency, financial statements as of December 31, 2001 were no longer restated. As from January 1st, 2002 and under professional accounting standards, effects for inflation restarted to be recognized considering that accounting measurements restated for the change in the currency purchasing power until August 31, 1995, as those whose original date fell between such date and December 31, 2001, were stated in pesos as of such last date.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	(Continued)

On March 25, 2003, the Federal Executive issued Decree No. 664, which established that the financial statements for year ended after such date should be stated in nominal currency. Consequently, in conformity with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of financial statements as from March 1, 2003. Such method does not agree with current professional accounting standards, which require that financial statements should be restated until September 30, 2003. However, given the little significance of inflation rates from March through September 2003, this departure has not generated a significant effect on the financial statements taken as a whole.

The rate used for restatement of items until February 28, 2003 is the domestic whole revenue price index published by the National Institute of Statistics and Census.

c.     Comparative information

Amounts as of June 30, 2011 and March 31, 2011, which are disclosed for comparative purposes have been taken from the financial statements as of such dates.

The financial statements as of June 30, 2011 and March 31, 2011 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period / year.

These financial statements have been prepared giving effect to the spin-off merger mentioned in Note 14; consequently, the stand-alone financial statements as of March 31, 2012 are not comparable with those issued as of June 30, 2011 and March 31, 2011.

d.     Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date and the reported amounts of revenues and expenses during the period / year.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	(Continued)

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for lawsuits and contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

e.     Adoption of the International Financial Reporting Standards

Comisión Nacional de Valores, through the Resolution 562, has mandated that the Technical Resolution No. 26 of the FACPCE is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital stock and/or convertible and non-convertible notes, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1, 2012. On April 29, 2010, the Company´s Board of Director has approved the specific implementation plan to the application of IFRS which is currently under way.

NOTE 2:	MORE RELEVANT ACCOUNTING STANDARDS

a.     Cash and Banks

Cash on hand has been valued at face value.

b.    Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the exchange rates prevailing at the end of the period / year.

c.     Temporary investments

The units of ownership of mutual funds and bonds were valued at quotation value net of sales expenses as of the end of the period / year. Therefore, interests to collect corresponding to non-convertible notes of APSA which are measured according to the mentioned in Note 2.k. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

d.     Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time.

e.     Credits, short and long term debts

Credits, short and long-term debts have been valued at nominal value plus accrued interest at the end of the period / year. Values obtained by this do not differ significantly from those obtained from the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued at the internal rate of return determined at the moment of the initial measurement.

f.     Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and to purchase and sale of US Dollars and interest rate swaps agreements.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

The assets and liabilities originated in derivatives instruments have been valued at their market value at the date of the financial statements and/or at the best possible estimate of the amount receivable of payable, discounted by applying a rate that reflects the market the time value of money and the specific risks of the assets.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the period under “Unrealized gain on inventories – Crops, raw materials and MAT”.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Results of purchases and sales of forward transactions with US dollars operations, as well as any gain/loss resulting from interest rate swaps are included under the Financial Results.

g.     Other receivables and liabilities

Other current receivables (except VAT receivables) and debts have been valued at face value plus the financial results accrued at the end of the corresponding period / year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction estimated at the time of recognizing the item in assets and liabilities, respectively.

The VAT receivables have been valued based on the best possible estimate of the discounted amount using a rate that reflects the time value of money and the specific risks inherent in the transaction estimated as of the date of these financial statements.

h.	Balances corresponding to financial transactions and receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other transactions were valued in accordance with the terms agreed by the parties.

i.     Inventories

1.
Biological Assets (under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each period / year-end.

Include:
•     Unharvested crops
•     Calves

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

2.
Biological Assets (in production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period / year-end.

Include:
•     Dairy cattle
•     Breeding cows

3.
Biological Assets (finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each period / year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:
•     Steers and heifers
•     Cattle round-up and mares

4.
Farming Products: Crops: have been measured at their net realization value, representing the different quotations as of each period / year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:
•     Harvested crops

5.	Farming Products-Raw materials: Seeds and different goods: have been measured at reproduction or replacement cost as of each period / year-end, which does not exceed the net realization value.

Include:
•     Seeds
•     Agrochemicals
•     Semen - Cattle raising and dairy
•     Food and by-products
•     Packs and bundles
•     Poles
•     Bags and blankets
•     Silos raw materials

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

6.	The remaining inventories were valued at their replacement cost.

The carrying values of in inventories, which are determinated as discussed above, do not exceed their estimated recoverable values as of each period / year-end.

j.	Long term investments in other companies:

1.     Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period / year.

Interests in subsidiaries and affiliates as of March 31, 2012, June 30, 2011 and March 31, 2011 are as follows:

Subsidiaries and affiliates	Direct percentage of voting shares owned
	03/31/12	06/30/11	03/31/11
IRSA (Note 13.2.b)	63.22	57.70	50.60
FyO.Com (Note 13.2.d) (1)	65.85	65.85	65.85
FyO Trading	2.20	3.63	3.63
Agrology (4)	-	100.00	100.00
Agrotech (Note 13.2.c)	100.00	97.00	97.00
Pluriagro (Note 13.2.c)	100.00	97.00	97.00
Northagro (Note 13.2.c)	100.00	97.00	97.00
Cactus (Note 13.2.a) (2)	100.00	80.00	80.00
EAASA	0.01	0.01	0.03
Helmir S.A. (3)	100.00	-	-
Agropecuaria Acres del Sud S.A. (3)	95.12	-	-
Ombú Agropecuaria S.A. (3)	95.12	-	-
Yatay Agropecuaria S.A. (3)	95.12	-	-
Yuchán Agropecuaria S.A. (3)	95.12	-	-
Agro – Uranga S.A.	35.72	35.72	35.72
Brasilagro (Note 13.1.a)	35.75	35.75	29.13
Agro Managers S.A (5)	46.84	-	-

(1)       It´s the owner of the 96.37% of the FyO Trading shares.
(2)       It´s the owner of the 99.99% of the EAASA shares.
(3)       Incorporated by the merger with Agrology, as mentioned in Note 14.
(4)       Merger by Cresud (Note 14).
(5)       See Note 13.2.a.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

2.     Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21. This implies identifying and determining the current values of assets and liabilities acquired, a process requiring complex judgments and significant estimations.

3.     Goodwill

-	Goodwill

The goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period / year.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

-	Negative goodwill

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.b. to the financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the reaming useful life of identifiable assets acquired subject to depreciation, or in an accelerated way the proportional parts corresponds to the negative goodwill, when the subsidiaries required disposed theirs issues.

The useful lives of negative goodwill generated by IRSA acquisition was established between 20 to 30 years. The useful lives of negative goodwill generated by Brasilagro acquisition was established between 5 to 7 years.

Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

k.     Other investments

-	Investments in debt securities

APSA´s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

l.     Property and equipment

Property and equipment were valued at its acquisition cost, restated as mentioned in Note 1.b., less accumulated depreciation.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Depreciations have been calculated by the straight-line method base on the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life.

The value of these assets does not exceed its economic use value as of period / year-end.

m.	Intangible assets:

Pre-operating expenses resulted from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B.

Amortizations were calculated through the straight-line method on the basis of an estimated useful life of five years.

Amortizations were classified in “Gain on equity investees” in the Statement of Income.

The company, has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estate located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under Resolution No. 190/99 and Bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years.

The amortization of the concession right is calculated according to its duration, whose remaining time is 27 years.

The value of these assets does not exceed their estimated recoverable value at the end of the period / year.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

n.	Provisions:

-	Allowance for doubtful accounts: this allowance was booked on the basis of a case-by-case analysis of the receivables portfolio recoverability.

-
Provision for lawsuits and contingencies: it was booked to cover possible labor and commercial contingencies and other risks that could generate obligations for the Company. The Company’s external legal counsel’s opinion was taken into account to estimate the amounts and possibility of occurrence. In addition, the insurance purchased by the Company has also been taken into account.

The evolution of provisions during the period / year is detailed in Schedule E.

At the date of issuance of these financial statements, the Company´s Management understands that there are no elements to foresee other potential contingencies having a negative impact in these financial statements.

o.     Shareholders' Equity

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.b.

The “Capital Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “inflation adjustment to capital stock” in the shareholders’ equity.

The acquisition cost of treasury stock in portfolio has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550. Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 18).

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Paid-in capital:

-
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investment in IRSA generated on the basis of changes in its shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

-	Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

The “Non-capitalized contributions” correspond to the pricing of options granted by our subsidiary Brasilagro (at the participating interest), as part of the Share-based Compensation Plan mentioned in Notes 3.i.1 and 15 to the consolidated financial statements.

The “Long-Term Incentive Program Reserve” relates to contributions accrued, by the Company and its subsidiaries (at the participating interest) under the Long-Term Incentive Program described in Note 21.

The reimbursement of APSA accrued dividends has been recorded against retained earnings proportionally to the Company’s respective shareholding. (See Note 16 to the Consolidated Financial Statements).

p.     Conversion of financial statements of companies located abroad

-     Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period / year-end. Income statement accounts have been converted by using the average exchange rate for the period. Exchange differences have been appropriated to the shareholders’ equity in the “Translation differences” account.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Brasilagro and the interests in companies located in Bolivia and indirect interest in Paraguay are considered to be not integrated.

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

-	Integrated companies

Assets and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the period / year-end. Assets and liabilities denominated in foreign currency prior year-end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Translation differences have been allocated to the “Gain on equity investees” from the Statements of Income.

The interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

q.     Results for the period:

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year to the closing date of these financial statements.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cost of sales is determined considering the NRV of products in the month in which they are sold.

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The results of closed positions are recognized as a difference between the exercise price and their close year; and the results of open positions are recognized at the period-end, as the difference between their exercise price and the market price for futures, and as a difference between the exercise premium and the market price for options in the same condition.

The charges for consumption of assets were determined based on the values of such assets. The rest of the results for the period is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

r.	Income tax:

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%)(Note 6).

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

s.	Minimum presumed income tax

The Company determines the minimum presumed income tax applying the prevailing rate of 1% on computable assets at period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period / year will be the higher of these two taxes.

However, if the minimum presumed income tax exceeds the income tax in any fiscal year, such excess may be computed as payment on account that may be payable in any of the following 10 (ten) fiscal years.

The Company has recognized the minimum presumed income tax accrued in the period and paid in previous years as a credit, because it considers that it may be computed as payment on account of income tax in future periods.

t.	Issuance of debt expenses

Expenses incurred in connection with the loans obtained and issues of Convertible Notes are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated amortization method.

Amortizations have been recorded under “Financial results, net” in the Statements of Income as a greater financing expense.

NOTE 3:           COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized	Subscribed	Paid-in
	Face value	Face value	Face value
Common and treasury stock as of June 30, 2009	501,538,610	501,538,610	501,538,610
Exercise of Options (Note 16) - Fiscal Year 2010	21,898	21,898	21,898
Exercise of Options (Note 16) - Fiscal Year 2011	2,026	2,026	2,026
Common and treasury stock as of March 31, 2012 (1)	501,562,534	501,562,534	501,562,534
(1)	As of March 31, 2012 and 2010, there are 5,000,754 own treasury shares that were acquired during the fiscal year 2009.

As of March 31, 2012, the capital authorized to be publicly offered is formed of 501,562,534 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:           DERIVATIVE FINANCIAL INSTRUMENTS

As of March 31, 2012 the Company had arranged futures and options on the Futures Market, US$ and SWAP operations as follows:

Crops/SWAP/ Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain /(loss) for valuation at period-end at fair value
Futures
Purchase
Rice	360	-	-	-		86
US$	-	-	-	-	(a)	(836)

Sell
Corn	3,100	162	-	-		151
Soybean	30,200	2,357	-	-		(3,935)
Wheat	1,000	52	-	-		(13)
US$	-	-	-	-	(b)	52

Options
Purchase Put
Corn	1,905	-	98	55		(43)

Swap
Interest rate	-	-	-	-	(c)	1,992
Total	36,565	2,571	98	55		(2,546)

(a)
  It corresponds to: (i) a future purchase contract of US$ 2.0 million with Banco Itaú due on 04/30/2012 (ii) a future purchase contract of US$ 3.0 million with Standard Bank due on 04/30/2012 and (iii) a future purchase contract of US$ 3.0 million with Banco Itaú due on 04/30/2012. The result generated as of March 31, 2012 is included under “Financial Results” in the Income Statement.

(b)	It corresponds to a future of sale of Ps. 8.0 million with Standard Bank due on 05/02/2012. The result generated as of March 31, 2012 is included under “Financial Results” in the Income Statement.

(c)
  Corresponds to: (i) an interest rate swap for Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) an interest rate swap for Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) an interest rate swap for Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate; (iv) an interest rate swap for Ps. 26.6 million entered into with Banco Itaú due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 18.30% and the counterparty the Badlar variable rate; (v) an interest rate swap for Ps. 20 million with Banco Itaú due on December 10, 2012, having agreed to collect a fixed rate of 19.5% and the counterparty the Badlar variable rate; (vi) an interest rate swap for Ps. 33.4 million with Standard Bank due on December 10, 2012, having agreed to collect a fixed rate of 19.45% and to pay a Badlar variable rate. The result generated as of March 31, 2012 is included under “Financial Results” in the Income Statement.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

As of March 31, 2011 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Purchase
Rice	720	-	-	-		163

Sell
Corn	12,500	366	-	-		(2,267)
Soybean	2,900	116	-	-		(771)
US$	-	-	-	-	(a)	597

Options
Sell Put
Corn	7,620	-	407	255		(152)
Soybean	17,000	(19)	651	348		(303)

Sell Call
Soybean	8,200	330	(235)	(2,356)		(2,121)

Purchase Put
Corn	8,890	-	(109)	(68)		41

Swap
Interest rate	-	-	-	-	(b)	524
Total	57,830	793	714	(1,821)		(4,289)

(a)
Corresponds to: (i) a future of sale of US$ 12.8 million in Standard Bank with mature date on April 29, 2011 (ii) three future of sale of US$ 10.1 million, US$ 10.2 million and US$ 2.2 million in Santander Rio with mature date; on April 11, 2011, April 12, 2011 and April 14, 2011 respectively. The result generated as of March 31, 2011 is included under “Financial Results” in the Income Statement.

(b)
Corresponds to: (i) an interest rate swap for Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) an interest rate swap for Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) an interest rate swap for Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate.

Crops: As of March 31, 2012 and 2011 the Company recognized results of Ps. 5,565 (loss) and Ps. 27,466 (loss), respectively, to reflect the closing of the transactions carried out during such fiscal periods. This results are disclosed as part of the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

US Dollars: As of March 31, 2012 and 2011 the Company recognized results Ps. 835 (loss) and Ps. 1,481 (income), respectively, for this transaction carried out during such fiscal period. This result is disclosed as part of the line "Financial Results – Generated by assets – Other unrealized gain” in the Statements of Income.

Swap: as of March 31, 2012 and 2011 the Company booked a result of Ps. 1,802 (profit) and Ps. 524 (profit), respectively, for arranging these transactions made during the period. These results are disclosed in the “Financial Results – Results generated by assets – Other holding results” line item in the Income Statement.

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management agreement is held by Consultores Asset Management S.A.

The financial statements as of March 31, 2012 and 2011 include a charge in the Statements of Income by this concept for Ps. 7,458 and Ps. 15,751 respectively.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax assets and liabilities, during the nine-month period ended March 31, 2012 are detailed in the following table:

	Cumulative tax loss carry-forwards	Others	Investments	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2011	20,544	1,326	-	(67,952)	(56,653)	8,293	(94,442)
Incorporated by merger	3,821	-	-	-	-	-	3,821
Gain (loss) recognized	4,843	(2,300)	(34)	20,910	3,398	(1,678)	25,139
Balance as of March 31, 2012	29,208	(974)	(34)	(47,042)	(53,255)	6,615	(65,482)

As of March 31, 2012, net liabilities at period-end as per the information included in the preceding table amount to Ps. 65,482.

The evolution and composition of deferred tax assets and liabilities, during the fiscal year ended June 30, 2011 are detailed in the following table:

	Cumulative tax loss carry-forwards	Cash in foreign currency	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2010	13,365	(38)	(49,091)	(42,214)	4,548	(73,430)
Incorporated by merger	638	496	161	-	-	1,295
Gain (loss) recognized	6,541	868	(19,022)	(14,439)	3,745	(22,307)
Balance as of June 30, 2011	20,544	1,326	(67,952)	(56,653)	8,293	(94,442)

As of June 30, 2011, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 94,442.

The Company in accordance with the new accounting standards has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect that the adoption of this criterion would have had as of the balance sheet date amounts to Ps. 101,889, which would be charged against income for the prior fiscal year in the amount of Ps. 90,002 (loss) and against income for this year in the amount of Ps.11,887.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

The above-mentioned liability would probably be reverted according to the detail that follows:

Term	Total
1 year	8,901
2 years	8,569
3 years	8,774
Over 3 years	65,524
No term	10,121
Total	101,889

Cumulative tax loss carry forwards recorded by the Company which are pending of utilization at present period-end amount to approximately Ps. 83,451 and may be offset by taxable income of future years, as follows:

Origination year	Amount	Expiration year
2009	8,783	2014
2010	2,169	2015
2012	72,499	2017

Minimum presumed income tax credits booked by the Company, which were pending to use as of the present period-end, amount to Ps. 51,234 and under current regulations, they may be offset by taxable income for future years according to the following detail:

Origination year	Amount	Expiration year
2006	1,943	2016
2007	5,265	2017
2008	10,535	2018
2009	6,672	2019
2010	9,561	2020
2011	9,763	2021
2012	7,495	2022

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	March 31, 2012	March 31, 2011
Net income before income tax	42,005	162,820
Tax rate	35%	35%
Net income at tax rate	14,702	56,987
Permanent differences at tax rate:
Inflation adjustment	43	1,995
Restatement into constant currency	32	-
Donations	300	79
Results from equity investees	(45,190)	(40,612)
Tax on shareholders´ personal assets	2,708	2,415
Shares sale	2,201	-
Miscellaneous permanent differences	93	194
Income tax expense	(25,111)	21,058

During this period the income tax rate was 35%.

A reconciliation between the tax recognized and that which was determined tax for fiscal purposes is as follows:

Description	March 31, 2012	March 31, 2011
Total income tax expense	(25,111)	21,058
Transitory differences
- Additions
Cumulative tax loss carry-forwards	4,844	14,669
Others	(2,336)	-
Cash in foreign currency	-	(111)
Fixed assets	20,909	(19,058)
Inventories	3,398	(17,198)
Provisions	(1,676)	640
Last year provision defect	(28)	-
Total income tax determined for fiscal purposes	-	-

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of March 31, 2012 and 2011 and June 30, 2011 with subsidiaries, related companies and related parties are as follows:

As of March 31, 2012:

	Current Trade account receivable	Current Others receivables	Non-current Others receivables	Current Trade accounts payable	Short-term debts	Current Other liabilities
Acres (1)	1,938	-	11,419	-	-	-
Agrotech (1)	-	55	-	-	-	-
Agro-Uranga (2)	24	398	-	-	-	-
APSA (1)	-	12,221	-	-	-	(11,737)
Brasilagro (1)	50	32	-	-	-	-
Cactus (1)	748	1,678	-	(1,152)	-	(29)
Consultores Asset Management S.A. (3)	-	94	-	-	-	(7,235)
Cresca (4)	713	-	-	-	-	(48)
Cyrsa S.A. (4)	-	31	-	-	-	(46)
Directors (3)	-	67	-	-	-	(358)
EAASA (1)	2	7	-	-	-	-
Emprendimiento Recoleta S.A. (1)	-	-	-	-	(11,006)	(1)
Estudio Zang, Bergel & Viñes (3)	-	694	-	-	-	(884)
Fibesa S.A. (1)	-	-	-	-	-	(2)
Fundación IRSA (3)	-	-	-	-	-	(1,073)
FyO.Com (1)	8,465	7	-	(1,449)	-	-
Helmir (1)	-	26,490	-	-	-	-
Inversiones Financieras del Sur S.A. (3)	-	23	-	-	-	(2)
IRSA (1)	-	5,184	-	-	-	(6,469)
IRSA Internacional LLC (1)	-	307	-	-	-	-
Northagro (1)	-	442	-	-	-	-
Nuevas Fronteras S.A. (1)	-	-	-	-	-	(1)
Ombú (1)	176	-	21,468	-	-	-
Panamerican Mall (1)	-	-	-	-	-	(5)
Pluriagro (1)	-	442	-	-	-	-
Credits to employees (3)	-	-	-	-	-	-
Tarshop S.A. (2)	-	97	-	-	-	-
Yatay (1)	176	-	10,160	-	-	-
Yuchán (1)	176	-	11,488	-	-	-
Total	12,468	48,269	54,535	(2,601)	(11,006)	(27,890)

(1)            Direct or indirect subsidiary.
(2)            Related companies.
(3)            Related parties.
(4)            Direct or Indirect common control.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2011:

	Current Trade account receivable	Current Others receivables	Current Trade accounts payable	Short-term debts	Long-term debts	Current Other Liabilities
Acres (1)	874	5,046	-	-	-	-
Agrotech S.A. (1)	-	49	-	-	-	-
Agro–Uranga S.A. (2)	96	46	-	-	-	-
APSA (1)	-	10,872	-	-	-	(11,450)
Brasilagro (1)	22	-	-	-	-	-
Cactus (1)	488	22,497	(1,221)	-	-	(3)
Consultores Asset Management S.A. (3)	-	-	-	-	-	(7,868)
Cresca (4)	699	1	(91)	-	-	-
Cyrsa S.A. (4)	21	-	-	-	-	(85)
Directors (3)	12	60	-	-	-	(395)
EAASA (1)	607	6	-	-	-	-
Emprendimiento Recoleta S.A. (1)	-	61	-	(46)	(10,275)	-
Estudio Zang, Bergel & Viñes (3)	-	-	-	-	-	(308)
Fundación IRSA (3)	-	-	-	-	-	(1,073)
FyO.Com (1)	37,160	-	(24,696)	-	-	-
Helmir (1)	-	18,641	-	-	-	-
IRSA (1)	-	4,906	-	-	-	(7,614)
IRSA Internacional LLC (1)	-	4	(5)	-	-	-
Northagro (1)	-	366	-	-	-	-
Nuevas Fronteras S.A. (1)	-	-	-	-	-	(13)
Ombú (1)	-	18,474	-	-	-	-
Panamerican Mall S.A. (1)	-	-	(1)	-	-	(5)
Pluriagro (1)	-	366	-	-	-	-
Tarshop S.A. (2)	-	148	-	-	-	-
Yatay (1)	-	8,743	-	-	-	-
Yuchán (1)	-	9,885	-	-	-	-
Total	39,979	100,171	(26,014)	(46)	(10,275)	(28,814)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

As of March 31, 2011:

	Current Investment	Non-current Investment	Current Trade account receivable	Current Other receivables	Current Trade accounts payable	Short - tern debts	Long - term debts	Current Other liabilities
Acres (1)	-	-	669	4,808	-	-	-	-
Agro –Uranga S.A. (2)	-	-	195	327	(7)	-	-	-
APSA (1)	621	11,261	-	9,453	-	-	-	(13,807)
Brasilagro (2)	-	-	16	-	-	-	-	-
Cactus (2)	-	-	198	-	(124)	-	-	-
Consultores Asset Management S.A. (3)	-	-	-	-	-	-	-	(3,866)
Cresca S.A. (4)	-	-	682	-	-	-	-	-
Cyrsa S.A. (4)	-	-	21	-	-	-	-	(46)
Directors (3)	-	-	16	60	-	-	-	(293)
EAASA (1)	-	-	415	24	-	-	-	-
Emprendimento Recoleta S.A. (1)	-	-	-	50	-	(44)	(10,135)	-
Estudio Zang, Bergel & Viñes (3)	-	-	-	-	-	-	-	(442)
Fundación IRSA (3)	-	-	-	-	-	-	-	(1,073)
FyO.Com (1)	-	-	21,641	-	(9,676)	-	-	-
Helmir S.A. (4)	-	-	-	9,949	-	-	-	-
IRSA (1)	-	-	-	4,188	-	-	-	(7,197)
Northagro S.A. (1)	-	-	-	317	-	-	-	-
Nuevas Fronteras S.A. (1)	-	-	-	-	-	-	-	(4)
Ombú (1)	-	-	-	17,617	-	-	-	-
Panamerican Mall (1)	-	-	-	-	-	-	-	(5)
Pluriagro S.A. (1)	-	-	-	317	-	-	-	-
Tarshop S.A. (1)	-	-	-	191	-	-	-	-
Yatay (1)	-	-	-	8,337	-	-	-	-
Yuchán (1)	-	-	-	9,426	-	-	-	-
Total	621	11,261	23,853	65,064	(9,807)	(44)	(10,135)	(26,733)

(1)   Direct or indirect subsidiary.
(2)            Related companies,
(3)            Related parties,
(4)            Direct or Indirect common control,

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

b.	Gain and losses provided by subsidiaries, related companies and related parties corresponding to the periods ended March 31, 2012 and 2011 are as follows:

As of March 31, 2012:

	Sales and fees for shared services	Fees	Agricultural business expenses	Interest gain (loss)	Administration services	Others
Acres (1)	-	-	-	1,013	1,058	-
Agro-Uranga S.A. (2)	-	-	3,004	-	-	-
Agrotech S.A. (1)	-	-	-	574	-	-
APSA (1)	34,030	-	-	-	-	-
Cactus (1)	-	-	(10,600)	883	72	-
Consultores Asset Management (3)	-	(4,612)	-	-	-	-
Cresca (4)	-	-	-	1	1,191	-
Directors (3)	-	(1,063)	-	-	-	-
EAASA (1)	-	-	1,808	-	-	-
Emprendimiento Recoleta S.A. (1)	-	-	-	(603)	-	-
Estudio Zang, Bergel & Viñes (3)	-	(500)	-	-	-	-
FyO.Com (1)	-	-	(38)	-	-	-
Helmir (1)	-	-	-	513	-	-
Inversiones Financieras del Sur (3)	-	-	-	548	-	-
IRSA (1)	16,387	-	-	(1,561)	-	(589)
Ombú (1)	-	-	-	1,880	-	-
Personal loans (3)	-	-	-	-	-	-
Tarshop S.A. (2)	150	-	-	-	-	-
Yatay (1)	-	-	-	891	-	-
Yuchán (1)	-	-	-	1,010	-	-
Total	50,567	(6,175)	(5,826)	5,149	2,321	(589)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

As of March 31, 2011:

	Sales and fees for shared services	Fees	Beef cattle expenses	Interest gain (loss)	Administration services	Others
Acres (1)	-	-	-	83	598	-
Agro-Uranga S.A. (2)	-	-	-	-	-	989
APSA (1)	28,824	-	-	1,176	-	-
Cactus (2)	-	-	(1,661)	-	74	12
Consultores Asset Management S.A. (3)	-	(15,751)	-	-	-	-
Cresca S.A. (4)	-	-	-	-	984	-
EAASA (1)	-	-	-	-	-	602
Emprendimiento Recoleta S.A. (3)	-	-	-	(44)	-	-
Estudio Zang, Bergel & Viñes (3)	-	(1,453)	-	-	-	-
FyO.Com (1)	-	-	-	51	-	1,319
Helmir S.A. (1)	-	-	-	119	-	-
Inversiones Financieras del Sur (3)	-	-	-	93	-	-
IRSA (1)	12,932	-	-	4,173	-	(511)
Ombú (1)	-	-	-	790	-	-
Tarshop S.A. (1)	482	-	-	-	-	-
Yatay (1)	-	-	-	394	-	-
Yuchán (1)	-	-	-	462	-	-
Total	42,238	(17,204)	(1,661)	7,297	1,656	2,411

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:                 DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of March 31, 2012 and 2011 and June 30, 2011, the principal items of the financial statements are as follows:

a.     Cash and Banks

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Cash in local currency	167	198	170
Cash in foreign currency (Schedule G)	63	29	34
Local currency checking account	7,280	2,794	9,579
Foreign currency checking account (Schedule G)	637	595	10,823
	8,147	3,616	20,606

b.     Investments

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Temporary investments
Temporary investments (Schedules C and G)	7,095	19,092	6,936
	7,095	19,092	6,936

Long term investments in other companies:
Investments on investees (Note 13 and Schedule C)	2,303,026	2,162,773	1,966,260
	2,303,026	2,162,773	1,966,260

Other investments
Other investments (Schedules C and G)	21	21	11,282
	21	21	11,282

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:                 (Continued)

c.     Trade accounts receivable, net

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Trade accounts receivable (Schedule G)	47,686	46,669	37,055
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	12,468	39,979	23,853
Trade accounts receivable under legal proceedings	322	322	322
Checks to be deposited	4,093	4,929	326
Less:
Allowance for doubtful accounts (Schedule E)	(670)	(619)	(617)
	63,899	91,280	60,939

d.     Other receivables

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
VAT receivables, net	23,067	9,036	26,074
Income tax credit and advances	17,781	10,885	7,126
Prepaid leases	22	11,044	23
Prepaid expenses	7,931	5,641	4,302
Expenses to be recovered	3,482	7,235	2,913
Guarantee deposits (Note 4 and Schedule G)	2,571	633	793
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	48,269	100,171	65,064
Operations to liquidate	52	-	597
Gross sales tax credit and others	6,439	3,448	3,036
Premiums paid (Note 4 and Schedule G)	55	2,919	603
Derivative financial instruments (Note 4)	1,992	1,867	524
Personal loans	2,117	1,379	1,089
Others	3,598	3,850	568
	117,376	158,108	112,712

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:                 (Continued)

	March 31, 2012	June 30, 2011	March 31, 2011
Non-current
Minimum presumed income tax	51,232	41,795	38,007
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	54,535	-	-
VAT receivables, net	11,901	16,399	15,831
	117,668	58,194	53,838

e.     Inventories

The breakdown for this item is as follow:
	March 31, 2012	June 30, 2011	March 31, 2011
Current
Unharvested crops	120,064	30,897	113,248
Materials and others	38,681	54,044	29,257
Beef cattle	40,806	42,352	22,254
Crops	45,609	95,501	48,290
Seeds and fodder	5,844	8,009	2,692
	251,004	230,803	215,741

Non-current
Beef cattle	181,546	184,527	196,274
	181,546	184,527	196,274

f.     Trade accounts payable

The breakdown for this item is as follow:
	March 31, 2012	June 30, 2011	March 31, 2011
Current
Suppliers (Schedule G)	42,205	63,348	40,877
Provisions for inputs and other expenses (Schedule G)	21,167	46,609	14,250
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	2,601	26,014	9,807
Provisions for harvest expenses	2,451	4,245	3,589
	68,424	140,216	68,523

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina
NOTE 8:                 (Continued)

g.     Short-term/ long term debts

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Bank loans (Schedule G)	208,593	115,191	149,104
Interests payable - Bank loans (Schedule G)	1,831	180	1,581
Bank Overdrafts	218,082	262,180	155,258
Interests payable – Bank overdrafts	78	112	3,355
Non-convertible Notes Class III (Note 19)	11,886	35,650	11,883
Non-convertible Notes Class IV (Note 19 and Schedule G)	39,065	54,998	18,083
Non-convertible Notes Class V (Note 19)	106,876	35,625	-
Non-convertible Notes Class VI (Note 19 and Schedule G)	152,600	35,806	-
Non-convertible Notes Class VII (Note 19 and Schedule G)	9,105	-	-
Interest payable-Non-convertible Notes (Note 7, 19 and Schedule G)	4,490	3,847	3,728
Expenses of Non-convertible Notes issuance (Note 19)	(2,700)	(1,869)	(1,557)
	749,906	541,720	341,435

Non-current
Bank loans (Schedule G)	35,908	-	-
Non-convertible Notes Class III (Note 19)	-	-	23,767
Non-convertible Notes Class IV (Note 19 and Schedule G)	-	18,333	54,249
Non-convertible Notes Class V (Note 19)	-	71,250	106,876
Non-convertible Notes Class VI (Note 7, 19 and Schedule G)	-	107,419	141,274
Non-convertible Notes Class VII (Note 19 and Schedule G)	-	8,546	8,430
Non-convertible Notes Class VIII (Note 19 and Schedule G)	262,740	-	-
Expenses of Non-convertible Notes issuance (Note 19)	(2,053)	(806)	(962)
	296,595	204,742	333,634

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:                 (Continued)

h.     Salaries and social security payable

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Provisions for vacation and bonuses	22,216	23,868	16,230
Social security payable	2,519	3,375	2,254
Salaries payable	-	349	128
Health care payables	804	801	474
	25,539	28,393	19,086

i.     Taxes payable

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Minimum presumed income tax, net (Note 2.s.)	4,574	4,854	3,164
Gross sales tax payable	332	435	95
Taxes withheld for income tax	484	671	421
Tax on shareholders´ personal assets	8,044	305	7,205
Others	196	22	195
	13,630	6,287	11,080

Non-current
Deferred income tax (Note 6)	65,482	94,442	93,193
Moratorium- Tax on personal shareholder´s assets	1,857	2,086	2,163
Others	6	-	-
	67,345	96,528	95,356

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:                 (Continued)

j.     Customer advances

	March 31, 2012	June 30, 2011	March 31, 2011
Customer advances	888	-	-
	888	-	-

k.     Other liabilities

The breakdown for this item is as follow:

	March 31, 2012	June 30, 2011	March 31, 2011
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	20,672	20,946	22,867
Management fee provision (Notes 5 and 7)	7,218	7,868	3,866
Premiums collected (Note 4 and Schedule G)	-	672	2,424
Operations to liquidate	836	-	-
Advances for concession rights (Note 13.1.a. and Schedule G)	3,529	-	-
Guarantee deposits received	3,001	-	-
Others	107	54	54
	35,363	29,540	29,211

Non-current
Advances for concession rights (Note 13.1.a. and Schedule G)	-	3,344	3,299
Equity interest in related companies (Schedule C)	-	8,720	2,128
Others	90	131	144
	90	12,195	5,571

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:                 (Continued)

l.     Financial results

The main financial results are the following:

	March 31, 2012	March 31, 2011
	Gain /(loss)	Gain /(loss)
Generated by assets:
Income Interest
Income Interest	7,463	8,339
Current value of assets	1,755	401
	9,218	8,740

Other Unrealized gain
Gain on hedging	967	2,005
Financial result of IRSA´s and APSA´s non-convertible notes	-	4,126
Tax on bank account operations	(6,667)	(5,961)
Unrealized gain and results of securities operations	(13)	91
	(5,713)	261

Generated by liabilities:
Interest loss
Interest of bank loans and other liabilities	(26,796)	(27,818)
Interest of non-convertible notes	(41,777)	(9,534)
	(68,573)	(37,352)

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:                 (Continued)

m.                  Gain on equity investees

The breakdown for this item is as follow:

	March 31, 2012 Gain / (loss)	March 31, 2011 Gain / (loss)
IRSA
- Result equity method	136,996	112,918
- Amortization of negative goodwill	17,078	22,197
- Elimination of amortization of IRSA´s and APSA´s non- convertible notes issuance expenses (1)	-	1,288
- Accrued financial results of IRSA´s and APSA´s non-convertible notes (1)	-	(4,059)
- Elimination of exchange difference of IRSA´s and APSA´s non-convertible notes (1)	-	159
- Amortization of higher values	(10,538)	(12,734)
Brasilagro
- Result equity method	9,980	(6,119)
- Amortization of negative goodwill	12,346	4,975
- Amortization of higher values	(3,960)	-
Cactus
- Result equity method	(17,552)	(20,196)
-Impairment of goodwil	(9,949)	-
Agro – Uranga S.A.
- Result equity method	3,287	4,398
FyO.Com
-Result equity method	(532)	(727)
Agrology S.A. (2)
-Result equity method	-	10,117
-Amortization of pre-operative expenses	-	(227)
EAASA
-Result equity method	(1)	(7)
Acres
-Result equity method	(5,645)	(57)
-Amortization of pre-operative expenses	(115)	-
Ombú
-Result equity method	(2,848)	(15)
Yatay
-Result equity method	(2,711)	(9)
Yuchán
-Result equity method	(554)	(12)
Agrotech
-Result equity method	(7,029)	(25)
-Amortization of pre-operative expenses	(111)	-
Northagro
-Result equity method	(360)	22
Pluriagro
-Result equity method	(360)	22
Helmir
-Result equity method	11,675	-
Agromanagers S.A.
-Result equity method	(204)	-
FyO Trading
-Result equity method	(3)	-
	128,890	111,909

(1)	Corresponds to the acquisition of IRSA´s and APSA´s non-convertible notes acquired during the fiscal year ended June 30, 2009.
(2)	From July, 1 2011 takes effect the merger of Cresud with Agrology (see Note 14 to the financial statements)

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:                 EARNINGS PER SHARE

Following is presented a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of March 31, 2012 and 2011, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company (see Note 16).

	March 31, 2012	March 31, 2011
Weight average of outstanding shares of common stock	496,561,780	496,559,968
Diluted weighted average of shares of common stock	558,916,948	558,914,922

	March 31, 2012	March 31, 2011
Earnings for the calculation of basic earnings per share	67,116	141,762
Earnings for the calculation of diluted earnings per share	67,116	141,762

Earnings per share BASIC	March 31, 2012	March 31, 2011
Earnings	67,116	141,762
Number of shares	496,561,780	496,559,968
Earnings per share	0.14	0.29

Earnings per share DILUTED	March 31, 2012	March 31, 2011
Earnings	67,116	141,762
Number of shares	558,916,948	558,914,922
Earnings per share	0.12	0.25

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:

Assets based on their estimated collection term:

Estimated collection term	Current Investments Non-Current Investments			Trade account receivable			Others Receivables
	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011
4th quarter 2011/2010	-	-	6,936	-	-	60,617		-	47,163
1st quarter 2012/2011	-	19,092	-	-	90,958	-		90,542	4,679
2nd quarter 2012/2011	-	-	-	-	-	-		32,504	44,743
3rd quarter 2012/2011	-	-	-	-	-	-		23,972	15,777
4th quarter 2012/2011	7,095	-	-	63,577	-	-	89,701	-	-
1st quarter 2013/2012	-	-	-	-	-	-	3,120	-	-
2nd quarter 2013/2012	-	-	-	-	-	-	21,954	-	-
3rd quarter 2013/2012	-	-	-	-	-	-	2,181	-	-
2nd quarter 2015/2014	-	-	-	-	-	-	54,535	-	-
4th quarter 2017/2016	-	-	11,261	-	-	-	-	-	-
With no stated current term	-	-	-	322	322	322	420	11,090	350
With no stated non-current term	21	21	21	-	-	-	63,133	58,194	53,838
Total	7,116	19,113	18,218	63,899	91,280	60,939	235,044	216,302	166,550

Assets classified according to interest rate that they accrue:

Interest rate that they accrue	Current Investments Non-Current Investments			Trade account receivable			Others Receivables
	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011
At fixed interest rate	-	-	11,261	-	-	-	27,875	19,800	10,919
At variable interest rate	7,095	19,092	6,315	-	-	-	53,106	42,127	39,812
Non-interest bearing	21	21	642	63,899	91,280	60,939	154,063	154,375	115,819
Total	7,116	19,113	18,218	63,899	91,280	60,939	235,044	216,302	166,550

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	(Continued)

Liabilities based on their estimated payment term:

	Trade account Payable			Short-term/ long-term debts			Salaries and social security payable			Taxes payable			Customers Advances			Other Liabilities			Provisions
Estimated payment term	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011
4th quarter 2011/2010	-	-	68,523	-	-	133,948	-	-	4,491	-	-	7,688	-	-	-	-	-	24,230	-	-	-
1st quarter 2012/2011	-	140,216	-	-	23,780	19,686	-	25,743	11,372	-	1,205	76	-	-	-	-	28,439	3,880	-	-	-
2nd quarter 2012/2011	-	-	-	-	44,857	14,594	-	-	-	-	4,930	3,240	-	-	-	-	1,087	1,087	-	-	-
3rd quarter 2012/2011	-	-	-	-	44,857	14,594	-	2,650	3,223	-	76	76	-	-	-	-	14	14	-	-	-
4th quarter 2012/2011	68,424	-	-	257,527	165,934	121,540	5,389	-	-	9,056	76	-	888	-	-	30,708	-	-	-	-	-
1st quarter 2013/2012	-	-	-	154,989	89,441	97,784	15,715	-	-	-	-	-	-	-	-	27	-	-	-	-	-
2nd quarter 2013/2012	-	-	-	72,875	71,128	70,711	-	-	-	4,574	-	-	-	-	-	1,099	-	-	-	-	-
3rd quarter 2013/2012	-	-	-	46,355	44,173	43,599	4,435	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3rd quarter 2014/2013	-	-	-	3,990	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1st quarter 2015/2014	-	-	-	260,687	-	-	-	-	-	6	-	-	-	-	-	-	-	-	-	-	-
Over 2 years	-	-	-	31,918	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
With no stated current term	-	-	-	218,160	262,292	158,613	-	-	-	-	-	-	-	-	-	3,529	-	-	-	-	-
With no stated non-current term	-	-	-	-	-	-	-	-	-	67,339	96,528	95,356	-	-	-	90	12,195	5,571	1,700	1,681	1,678
Total	68,424	140,216	68,523	1,046,501	746,462	675,069	25,539	28,393	19,086	80,975	102,815	106,436	888	-	-	35,453	41,735	34,782	1,700	1,681	1,678

Liabilities classified according to interest rate that they accrue:

	Trade account Payable			Short-term/ long-term debts			Salaries and social security payable			Taxes payable			Customers Advances			Other Liabilities			Provisions
Interest rate that they accrue	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011	March 31, 2012	June 30, 2011	March 31, 2011
At fixed interest rate	-	-	-	885,432	564,126	478,963	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
At variable interest rate	-	-	-	156,501	178,197	187,442	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-interest bearing	68,424	140,216	68,523	4,568	4,139	8,664	25,539	28,393	19,086	80,975	102,815	106,436	888	-	-	35,453	41,735	34,782	1,700	1,681	1,678
Total	68,424	140,216	68,523	1,046,501	746,462	675,069	25,539	28,393	19,086	80,975	102,815	106,436	888	-	-	35,453	41,735	34,782	1,700	1,681	1,678

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:          RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the fiscal year plus (less) prior fiscal year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 12:         PURCHASE AND SALE OF FARMS

a.
On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares, was executed. The transaction was upon at US$ 18.0 million, which had already been collected as of the date of these financial statements.

Under this transaction, a loan for use agreement was executed in favor of the Company through January 10, 2011, on certain portion of the building, seeking to continue until such date with the productive activities carried out at the establishment.

b.
On March 2, 2011, the Company acquired, in joint tenancy with Zander Express S.A., a rural property composed by thirteen plots of land located in the district of Perdriel, department of Luján de Cuyo, in the province of Mendoza. Following this acquisition, Cresud holds an undivided interest of 40% on each and every real estate asset whereas Zander Express S.A. holds the remaining 60%. The total price agreed upon for this transaction is US$ 4.0 million; as a result, Cresud has paid the amount of US$ 1.6 million which had already been paid before execution of the conveyance deed.

Additionally, the parties have entered into an assignment of rights and claims whereby Zander Express S.A. and Cresud assume and subrogate in any litigation right or other rights, as well as claims, obligations and duties that the seller may have now or in the future in any judicial or administrative claim that may have been brought in relation to such real estate property.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:   INVESTMENTS IN COMPANIES

1.	Cresud – International

a.     Brasilagro

Brasilagro was established in September 2005 to replicate the Cresud business in Brazil. The company's activities consist mainly in four business segments while maintaining its focus on Real Estate Agriculture: (i) sugar cane (ii) grains and cotton (iii) forestry and (iv) livestock.

The Brasilagro founder partners are Cresud S.A.C.I.F. y A., Cape Town LLC, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Managers S.A. and Agro Investment S.A.

The Brasilagro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

As compensation for having founded the Company, Cresud received at no cost 104,902 purchase options to subscribe additional shares of Brasilagro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options expiring in 2021 and totaling 104,902, which can only be exercised at the option of Cresud whenever a transfer of control occurs or an offer to purchase the Brasilagro shares is received. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph.

Assignment of rights and pledge to sell shares

During last quarter of fiscal year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of Brasilagro. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

In consideration for granting such rights, the Company was paid a fixed value of US$ 0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$ 7.15 per share sold or transferred.

Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”) shares purchase

On October 20 and December 23, 2010, the Company and Tarpon executed a shares purchase agreement, under which the Company acquired 1,283,600 shares of common stock of Brasilagro for an amount of Rs. 19.7 million, which was paid on October 20, 2010. Also, it acquired 25,449 warrants from the First Issue and 25,449 from the Second Issue of Brasilagro.

On December 27, 2010, the Company received from its subsidiary Helmir S.A. 4,434,064 ordinary shares of Brasilagro in consideration of a loan made by Cresud. During last quarter of fiscal year 2011, Cresud purchased from Helmir 3,864,086 shares of common stock of Brasilagro for a total amount of US$ 31.5 million.

As a result of the transactions described above, Cresud is direct owner of:

-	20,883,916 shares equal to 35.75% of the outstanding share capital of Brasilagro as of March 31, 2012 (considering the assignment of rights indicated above), and

-
130,351 first issue warrants from Brasilagro and 130,351 second issue warrants from Brasilagro. As of March 31, 2012 the Company registered an asset of Ps. 10,786 for the acquisition of these warrants (Schedule C).

It should be noted that regardless of the departure of Tarpon from “Brasilagro Project”, the shareholders Mr. Elie Horn and and the representativse of Cape Town LLC have expressed their intentions to remain in Brasilagro with the company jointly.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

In relation to the above, and pursuant to the provisions of Technical Resolution No. 21 issued by the FACPCE, the Company has consolidated the financial statements of Brasilagro as from June 30, 2011 as indicated under note 1.a to these consolidated financial statements.

b. Agrology S.A.

During the fiscal year ended June 30, 2011, irrevocable contributions and receivables were capitalized for Ps. 12,623 in Agrology S.A. From July 1, 2011 takes effect the merger of the Company with Agrology described in Note 14.

c.	Republic of Bolivia

As a consequence of the merger with Agrology, described in Note 14, the Company holds direct control with a share of 95.12% in each of the following companies specialized in agricultural production in the Republic of Bolivia: Agropecuaria Acres del Sud S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchán Agropecuaria S.A. These companies’ fiscal year-end is on June 30.

In July 2010, Acres del Sud S.A. and Ombú Agropecuaria S.A.’s Board of Directors approved the preliminary merger commitments which rule the take-over mergers of Aguaribay Agropecuaria S.A. and Caldén Agropecuaria S.A. with Agropecuaria Acres del Sud S.A. and Ñandubay Agropecuaria S.A. and Itín Agropecuaria S.A. with Ombú Agropecuaria S.A.

d.	Oriental Republic of Uruguay

Following a series of transactions which enabled Cresud to expand its agricultural and livestock business in South America as designed in its business plan, the Company, after the merger with Agrology, as described in Note 14, has acquired 100% of a Company in the Oriental Republic of Uruguay named Helmir S.A., as a vehicle to these transactions in the Republic of Bolivia.

On September 30, 2010, December 30, 2010, March 31, 2011 and June 30, 2011, Agrology’s Board of Directors approved and ratified the irrevocable capital contributions for future equity increases of Helmir S.A. that amounted to US$ 0.85 million, US$ 0.4 million, US$ 0.67 million and US$ 0.55 million, respectively, which have been capitalized in the Company as of that date.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

e.	Republic of Paraguay

In January 2009, Cresud—through its subsidiary Agrology S.A. (merged with the Company as described in Note 14)— formed together with Carlos Casado S.A. a 50%-50% corporation under the laws of Republic of Paraguay, denominated Cresca S.A..

On January 23, 2009, Agrology made a contribution in kind to Cresca S.A. Such contribution was made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A..

The price for the acquisition amounted to US$ 0.52 million, which were paid off.

Additionally, Carlos Casado S.A. granted Cresca S.A. a call option for the purchase of 100,000 additional hectarse located in the Republic of Paraguay.

On June 29, 2010 a notarial deed was executed for the conveyance of title on the real property subject to the option mentioned above for an amount of 3,646 hectares (1,813 hectares correspond to Agrology), which were transferred to Cresca S.A.. As agreed in the Option Agreement, Cresca S.A. paid Carlos Casado S.A. US$ 350 per hectare; the last payment was made on March 4, 2011.

2.	Cresud – Local

a.	Purchase of Agro Managers S.A.’s shares

During January 2012, the Company acquired 492,758 common, registered, non-endorseable shares with a nominal value of Ps. 1 (one peso) each in the company Agro Managers S.A., equal to 23.53% of the share capital, at a price of US$ 0.26 million. Agro Managers is mainly engaged in investment business, and as of January 31, 2012, it sholds a 0.24% shareholding in Brasilagro.

Additionally, on March 2, 2012 the Company acquired 488,271 common, registered, non-endorseable shares with a nominal value of Ps. 1 (one peso) each, equal to 23.31% of the share capital, at a price of US$ 0.26 million. As a result of such transaction, it holds a 46.84% interest as of this financial statement date.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

b.     Cactus and EAASA

On December 23, 2010, Cresud made a capital contribution of Ps. 16,000 to Cactus. Thus, our direct interest increased to 80% (Schedule C). On that same date, Cactus’s Shareholders Meeting approved the capitalization of this contribution as follows: capital increase of Ps. 6,900 with an additional paid-in capital of Ps. 9,100.

On December 21, 2011, Cresud acquired from PROVEMEX HOLDINGS LLC, (i) 2,243,421 common, registered, non-endorseable shares with a nominal value of Ps. 1 (one peso) each share of Cactus; and (ii) 5,303 common, registered, non-endorseable shares with a nominal value of Ps. 1 (one peso) each share of EAASA, and paid a total amount of US$ 1.4 million for them.

Furthermore, on that same date, Cresud decided to capitalize the additional paid-in capital and receivables owed by Cactus in an amount of Ps. 36,653.

During this period, Cresud has made irrevocable capital contributions to Cactus in the amount of Ps. 14,143.

c.     IRSA

During the current fiscal year, the Company purchased 31,924,842 shares in IRSA, which represents 5.52% of the total outstanding shares. Based on this, the Company’s share in IRSA amounts to 63.22%.

d.	Northagro S.A., Agrotech S.A. and Pluriagro S.A.

On September 21, 2010, Northagro S.A., Agrotech S.A. and Pluriagro S.A.´s by Laws were signed, the contributions for each one of the companies were made by Cresud and Agrology by 97% and by 3%, respectively, totaling Ps. 50; equivalent to 50,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each, entitled to one vote per share.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:   (Continued)

          e. FyO.Com

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, the Company subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 to be paid-in in cash. As a result of the transaction the Company´s interest amounted to 65.85% since September 30, 2010 and remains unchanged at the end of this period.

NOTE 14:   MERGERS

          1. Cresud’s merger with Agrology S.A.

On September 26, 2011, the Company’s Board of Directors resolved to merge with Agrology S.A. ("Agrology") by which the company merge into Cresud and is dissolved without liquidation. On September 26, 2011, a pre-merger agreement was executed, by which all assets, rights and obligations of Merged Company (Agrology) are transferred to the Merging Company (Cresud). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statement as of June 30, 2011, of Agrology.

As from July 1, 2011, all transactions carried out by the merged companies are understood as if they had been made by and for Cresud.

          2. Cresud’s merger with IGSA and ANTA

On September 3, 2010, the Company’s Board of Directors resolved to merge with IGSA Residual and ANTA, by which both companies merge into Cresud and are dissolved without liquidation. On September 25, 2010, a pre-merger agreement is executed, by which all assets, rights and obligations of merged companies (IGSA and ANTA) are transferred to the merging company (Cresud). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statements as of June 30, 2010, of IGSA and ANTA.

As from July 1, 2010, all transactions carried out by the merged companies are understood as if they had been made by and for Cresud.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 15:   NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 446,229 whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 16:   CAPITAL INCREASE

With regard to the capital increase made during March, 2008, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

During the fiscal year ended June 30, 2011, 2,026 ordinary shares were issue upon the exercise of conversion rights than 5,776 options, therefore, entered funds US$ 3,235.

During the nine-month period ended on March 31, 2012 no ordinary shares were issued as a consequence of the exercise of rights of options conversion. As of the closing date of this period, there are 177,640,138 uncalled options.

The terms and conditions of outstanding options to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

- The number of shares to be issued for option is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.
- The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954.

The rest of terms and conditions of warrants remain unchanged.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 17:    EXAGRIND S.A. LAWSUIT – SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES

Because of the merge with IGSA, Note 14, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

An extraordinary appeal to the High Court of the Province of Catamarca was timely filed, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The Court ruling was favorable, which enabled us to reply to the claim timely and duly. Currently, the file is under the period allowed for producing evidence.

Additionally, in March 2007 -under the request of Exagrind S.A. - the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement.

It should be noted that during fiscal year 2010, it was executed the title deed for the sale of such establishment and because as of the closing date of these financial statements the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser.

NOTE 18:    BUYBACK OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Later, both the maximum amount and the number of shares were increased to Ps. 82,000 and 30,000,000, respectively.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices showed.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 18:   (Continued)

In accordance with the law of commercial companies, the Board of Directors shall dispose of the shares acquired within a period of one year unless an extension is provided for a Shareholders meeting. On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Shareholders meeting held on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each. Such assignment was made as from November 23, 2009. As a result of this assignment, the Company keeps 754 treasury shares that have not been allocated that are added to the 5,000,000 treasury shares already held by the Company.

On October 31, 2011, the General Ordinary and Extraordinary Shareholders’ Meeting approved with a majority the allocation of treasury stock to the incentive program aimed at the Company’s employees (see Note 22).

NOTE 19:   GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES

The Corporate Bonds Program (the“Program”) was approved by the Shareholders’ Meeting held on October 31, 2006. Under such program the Company may issue one or more classes and/or series of corporate bonds (the “Corporate Bonds”). Corporate Bonds will be simple not convertible into share, with or without guarantee or guaranteed by third parties, whose face value may not exceed US$ 50,000,000 (or their equivalent in other currencies), with maturity dates not shorter than thirty days from the issuance date. The duration of the Program will be for five years as from its authorization by CNV (Argentines securities commission) on September 4, 2008, by means of resolution No. 15,972.

On January 20, 2011 the Board of Directors, based on the powers granted by the Ordinary and Extraordinary Shareholders Meeting held on October, 29 2010, approved an increase to the Program by an additional amount of US$ 100,000,000, thus raising the total amount of the Program to a nominal value of US$ 150,000,000. Furthermore, on March 13, 2012, the Board of Directors approved a new increase of the Program by US$ 150,000,000, thus raising it to an aggregate of US$ 300,000,000.

The terms and conditions of such non-convertible notes require that the Company complies with certain obligations that have been specified in the respective price supplements. In this sense, the Company periodically pays interest and amortization installments as provided for both series (see detail further below in this Note).

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19:	(Continued)

1.	Issuance of Non-Convertible Notes - Class I and II

On August 19, 2009, based on the powers granted by the shareholders to the Board of Directors, the Company approved the issuance of the Company’s First Series of Non-convertible notes up to a face value of Ps. 50 million under the Global Program.

During the following months, the First Series of non-convertible notes was subscribed and issued for Ps. 50 million in two classes. Class I for Ps. 15.5 million at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34.5 million at a fixed rate of 7.2% falling due 365 after issuance date.

The Company paid interests and amortizations corresponding to both classes quarterly, paying off the last amortizations on September 13, 2010.

2.	Issuance of Non-Convertible Notes - Class III and IV

On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV Non-Convertible Notes, under the Global Program framework.

Later, between July 6 and 16, 2010, the Second Series of simple Non-Convertible Notes (not convertible into shares) was subscribed for a total value of Ps. 105.9 million. The issue was finally carried out on July 21, 2010.

Class III Non-Convertible Notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar private plus 400 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments 15, 18 and 21 from the issuance date.

Class IV Non-Convertible Notes, for a face value of US$ 17.8 million and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These will be paid on a quarterly basis in arrears while amortization will be made in four equal and consecutive payments 15, 18, 21 and 24 from the issuance date.

Since the issuance date, the Company has made quarterly interest payments on both classes, as detailed below:

-
On October 19, 2010, the Company made the payment of the first interest installment of Class III and Class IV Non-Convertibles Notes by the amount of Ps. 1,272 and US$ 340,954, respectively, for the period between July 21, and October 19, 2010.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19:	(Continued)

-
On January 17, 2011, the Company made the second payment of interest on Class III and IV Non-Convertible notes in the amounts of Ps. 1,310 and US$ 340,954, respectively, for the period comprised between October 19, 2010 and January 17, 2011.

-
On April 18, 2011, the Company made the third payment of interest on Class III and Class IV Non-Convertible notes in the amounts of Ps. 1,344 and US$ 344,743, respectively, for the period comprised between January 17, and April 18, 2011.

-
On July 18, 2011, interest installments of Class III and Class IV Non-Convertible notes in the amounts of Ps. 1,354 and US$ 344,743, respectively, for the period comprised between April 18, and July 18, 2011.

-
On October 17, 2011, fifth interest installment of Class III and Class IV Non-Convertible notes in the amounts of Ps. 1,465 and US$ 344,743, respectively, for the period comprised between July 18, and October 17, 2011. Likewise, on that date, Ps. 11.9 million and US$ 4.5 million were paid for the first amortization of Non-convertible Notes Class III and Class IV, respectively.

-
On January 16, 2012, sixth interest installment of Class III and Class IV Non-Convertible notes in the amounts of Ps. 1,357 and US$ 259, respectively, for the period comprised between October 17, 2011 and January 15, 2012. Likewise, on that date, Ps. 11.9 million and US$ 4.5 million were paid for the second amortization of Non-convertible Notes Class III and Class IV, respectively.

Following the balance sheet date, the Company made the seventh payment of interest on both classes of Non-Convertible, and the third amortization instalements. See Note 27 to the Basic Financial Statements.

3.	Issue of Class V, VI and VII Non-Convertible notes

On February 18, 2011 the Board of Directors approved a Pricing Supplement for the issuance of Class V, VI and VII Non-Convertible notes, under the Program.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19:	(Continued)

Later on, between February 22 and March 3, 2011, the Third Series of simple (nonconvertible) Non-Convertible was subscribed. Finally, the Non-Convertible was issued on March 10, 2011.

Class V Non-Convertible notes, for a nominal value of Ps. 106.9 million due 21 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive equal payments on the 15, 18 and 21 months following the issue date.

Class VI Non-Convertible notes, for a nominal value of US$ 34.8 million due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue 7,50% annually, and shall be payable quarterly in arrears while the principal will be amortized in four consecutive and equal payments on the 15, 18, 21 and 24 month following the issue date.

Class VII Non-Convertible notes, for a nominal value of US$ 2.1 million due 24 months after the issue date and payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue at a fixed minimum rate of 4% per annum plus a Premium Factor (40% of the appreciation of the soybean during the fiscal year), if applicable. Interest will be payable quarterly in arrears. Principal and premium factor will be repaid at maturity.

Since the issuance date, the Company has made quarterly interest payments on both classes, as detailed below:

-
On June 8, 2011, the first interest installment of Class V, Class VI and Class VII Non-Convertible Notes for Ps. 3,935, US$ 644,450 and US$ 20,509, respectively, related to the period March 10, 2011 and June 8, 2011 were paid.

-
On September 6, 2011, the second interest installment was paid for Class V, Class VI and Class VII Non-Convertible Notes for Ps. 4,071, US$ 644,450 and US$ 20,509, respectively, corresponding to the period between June 8 and September 5, 2011.

-
On December 5, 2011, the third interest installment was paid for Class V, Class VI and Class VII Non-Convertible Notes for Ps. 5,296, US$ 644,450 and US$ 20,509, respectively, corresponding to the period between September 6 and December 2, 2011.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19:	(Continued)

-   On March 05, 2012, the fourth interest installment of Class V, Class VI and Class VII Non-Convertible Notes for US$ 5,460, Ps. 651,611 and US$ 20,736, respectively, related to the period December 5, 2011 and March 5, 2012 were paid.

4.	Issuance of Non-convertible Notes Class VIII

On August 29, 2011, the Board of Directors approved the Pricing Supplement for the issuance of the Fourth Series of Non-convertible Notes Class VIII under the Program approved by the Shareholders’ Meeting in an amount of up to US$ 150 million.

Later, between August 30 and September 2, 2011, the Fourth Series of simple Non-convertible Notes was subscribed. They were issued on September 7, 2011 and had already been collected at that date.

Non-Convertible Notes Class VIII, denominated in US$ for a nominal amount of US$ 60 million, are due 36 months after the issue date and fully repayable at maturity. They shall bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

On March 07, 2012, the Company made the first payment of interest in the amounts of US$ 2,250, related to the period September 7, 2011 and March 7, 2012.

NOTE 20:         MINUTE OF RENEGOTIATION OF CONCESSION AGREEMENT

On July 2, 2008, ANTA (incorporated by merge according to Note 14) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay a concession fee.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

Additionally, ANTA committed to reduce the concession area through the return of 30,000 hectares and its location will come up from a sketch agreed by the parties involved.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 20:	(Continued)

On July 6, 2011, Resolution 363 was issued in relation to the ANTA Concession Contract, whereby the consideration payable to the Province for such concession shall not be less than 10% of the annual turnover obtained by development of the premises.

NOTE 21:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT AND LONG-TERM INCENTIVE PROGRAM

Capitalization Program for executive management

The Company, has developed during the fiscal year ended June 30, 2007 a capitalization program for executive management staff through contributions made by employees and by the Company.

Such Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the plan are on a voluntary basis. Once the beneficiary has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

In the future, the participants will have access to 100% of the Program Benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:	(Continued)

▪	ordinary retirement in line with the applicable working regulations
▪	total or permanent disability or inability
▪	death

In case of resignation or dismissal without justifiable cause, the participant will be entitle to collect the amounts from the contributions made by Company only if the beneficiary has been in the program for at least five years, subject to certain conditions.

During the current fiscal year, the Company has made contributions to the program for an amount of Ps. 1,815.

Long-term incentive program

The Company has developed a long-term shared-based incentive and withholding plan for managerial staff and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited participants. Once an employee accepts their participation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the fiscal year-end.

In the future, the participants or their successors will have access to 100% of the benefit (Company’s contributions made in their favor) under the following circumstances:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made
•	retirement
•	total or permanent disability
•	death

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:           SHAREHOLDERS’ AND THE BOARD OF DIRECTORS' MEETINGS

The Ordinary and Extraordinary Shareholders Meeting held on October 31, 2011, approved, among others issues, the following:

-	Annual report and financial statements ended June 30, 2011;

-	Ratification of the advance dividend settled by the Board of Director for Ps. 69,000 and payment of the amount of Ps. 63,800 in cash. (which were available as from November 21, 2011).

-	Corporate reorganization by merger into Agrology;

-
Allocation of treasury stock to the incentive plan aimed at the Company’s employees for up to 1% of the Company’s Equity through the allocation of the equivalent amount in treasury stocks, delegating on the Board of Directors the most extensive powers to fix the price, term, form, methods, time and the rest of the conditions to implement the plan; and

-	Extending the amount of the Global Program to Issue Non-Convertible Notes in place for up to a further US$ 150 million (or its equivalent in other currencies)

The General Shareholders meeting held on December 9, 2010 approved the following by majority of votes:

-     Distributing dividends exclusively in cash for Ps. 69,000 to the shareholders in the proportion of their respective interests.

-     And reversing the “New Project Reserve”, prior to such distribution and previously provided by the shareholders meeting for Ps. 69,000.

On March 11, 2011, in view that the Company has realized net income as of December 31, 2010 and based on the financial statements prepared in accordance with applicable laws, the Company's bylaws and applicable regulations governing listed companies, the Board of Directors unanimously approved the reallocation of the dividend approved by the Shareholders' Meeting held on December 9, 2010 as dividend in advance for the current year. This reallocation was ratified by the Regular Shareholders Meeting held on April 12, 2011.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 23:         SALE OF IRSA’S AND APSA’S NON-CONVERTIBLE NOTES

During second quarter of fiscal year 2011, Cresud sold in two transactions on the secondary market, IRSA Class I Non-convertible Notes that it held, which accrue interest at fixed rate and fall due in 2017. As these are Non-convertible Notes issued under Regulation S, US Securities Act, transactions were carried out complying with the requirements established in such regulation.

On November 29, 2010, the Company sold Non-convertible Notes for a face value of US$ 18,000,000 at an average price of 100.04%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 18,471,883.

On December 10, 2010, the Company sold Non-convertible Notes for a face value of US$ 15,152,000 at an average price of 100.17%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 15,625,791.

On April 18, 2011, APSA repurchased its Class I Non-Convertible notes from Cresud in a nominal amount of US$ 5,000,000, held by Cresud in its investment portfolio, which accrue interest at a fixed rate and mature in 2017. As a result from such sale, Cresud received revenues for the principal and accrued interest of US$ 5.1 million.

NOTE 24:          ASSIGNMENT OF RIGHTS AGREEMENT BETWEEN IRSA AND CRESUD

On October 15, 2010, the Company and IRSA entered into an agreement to assign rights, for a one-year term, automatically renewable except for an express notification stating otherwise, whereby the Company assigned to Cresud the financial and voting economics and politics rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 0.10 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 bp rate.

After the financial statement date, the assignment contract was terminated. See Note 27 to the Basic Financial Statements.

NOTE 25:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATION

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 26:	FINANCIAL LOAN FROM BANCO CIUDAD

On January 10, 2012, the Company agreed with Banco Ciudad a loan for a total amount of US$ 20 million, whose principal will be disbursed in several installments.

The funds received will be allocated to an investment project which consists in converting a total of 15,934 hectares, currently used for cattle raising, located in “Los Pozos”, into a land to be used with agricultural purposes.

The principal will accrue compensatory interests which will be calculated at the highest rate between an annual nominal rate equivalent to the 180-day LIBOR rate plus 300 basis points or an annual nominal rate of 6%. The interests will be paid every six months. The principal will be amortized annually, starting 2 years after the first disbursement.

On January 18, 2012 the first disbursement was received for a total of US$ 8.2 million

NOTE 27:	SUBSEQUENT EVENTS

Assignment of rights agreement between IRSA and Cresud

On April 3, 2012, Cresud notified its intention to terminate the Assignment of Rights before maturity, as described in Note 24. As indicated in the contract, termination is effective as from April 10, 2012.

Non-convertible Notes Class IV

On April 16, 2012, the Company made the seventh payment of interest and the third capital installment on Class III and IV Non-Convertible notes in the amounts of US$. 0.2 million and US$ 4.5 million respectively, related to the period January 16, 2012 and April 16, 2012.

Non-convertible Notes Class III

On April 23, 2012, the Company made the seventh payment of interest and the third capital installment on Class III Non-Convertible notes in the amounts of Ps. 0.577 and Ps. 11,886, respectively, related to the period January 16, 2012 and April 23, 2012.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 27:	(Continued)

Transactions with related parties- IRSA Credit Facility

Cresud has requested and entered into a credit facility with IRSA for a sum of up to US$ 7.0 million for a term of 180 days at a rate of 7.5% (nominal annual rate), in which the Company will be the lender and Cresud the borrower.

Acquisition of shares from IRSA

Cresud has acquired 570,000 American Depositary Receipts (ADRs) issued by IRSA through open market transactions at a price of US$ 4.91 million; such ADRs represent a 0.985% of all outstanding shares of the subsidiary. Hence, Cresud interest in IRSA has increased to 64.20%.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Property and equipment
Corresponding to the nine-month periods ended March 31, 2012 and 2011 and fiscal year ended June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule A
	Value at the beginning of the period / year	Additions and/or Transfers	Deductions and/or Transfers	Value at the end of the period / year	Depreciation						Net carrying value as of March 31, 2012	Net carrying value as of June 30 2011	Net carrying value as of March 31, 2011
Principal Account					Rate %	Accumulated at the beginning of period / year	Additions	Decreases of the period / year	Current period / year (1)	Accumulated At the end of the period / year
Real estate	218,151	2,946	-	221,097	-	-	-	-	-	-	221,097	218,151	210,981
Wire fences	13,317	102	-	13,419	3	1,629	-	-	300	1,929	11,490	11,688	10,677
Watering troughs	13,623	110	-	13,733	5	1,968	-	-	501	2,469	11,264	11,655	9,021
Alfalfa fields and meadows	7,150	-	1,205	5,945	12-25-50	4,033	-	1,036	794	3,791	2,154	3,117	2,554
Buildings and constructions	47,896	1,206	-	49,102	2	7,302	-	-	562	7,864	41,238	40,594	35,587
Machinery	13,997	768	-	14,765	10	9,279	-	-	581	9,860	4,905	4,718	3,799
Vehicles	4,151	1,833	764	5,220	20	2,202	-	222	532	2,512	2,708	1,949	1,744
Tools	289	27	-	316	10	191	-	-	35	226	90	98	92
Furniture and equipment	1,039	118	-	1,157	10	944	-	-	37	981	176	95	364
Feeder and drinking troughs	228	-	18	210	20	17	-	-	8	25	185	211	196
Corral and leading lanes	2,331	270	-	2,601	3	232	-	-	74	306	2,295	2,099	1,434
Roads	2,635	-	-	2,635	10	1,476	-	-	203	1,679	956	1,159	1,895
Facilities	20,498	1,329	-	21,827	10-20-33	10,747	-	-	990	11,737	10,090	9,751	7,459
Computer equipment	2,838	294	-	3,132	20	2,266	-	-	161	2,427	705	572	455
Silo plants	1,342	-	-	1,342	5	691	-	-	57	748	594	651	566
Constructions in progress	1,741	34,167	99	35,809	-	-	-	-	-	-	35,809	1,741	16,939
Advances to suppliers	1,298	518	-	1,816	-	-	-	-	-	-	1,816	1,298	990
Improvement in third´s real estate	34,124	106	-	34,230	3	2,330	-	-	1,181	3,511	30,719	31,794	31,794
Tree plantations (wood)	4,320	-	-	4,320	3	576	-	-	108	684	3,636	3,744	3,780
Total as of March 31, 2012	390,968	43,794	2,086	432,676		45,883	-	1,258	6,124	50,749	381,927	-	-
Total as of June 30, 2011	329,805	99,683	38,520	390,968		39,814	2,934	3,822	6,957	45,883	-	345,085	-
Total as of March 31, 2011	329,805	91,296	36,188	384,913		39,814	2,934	3,309	5,147	44,586	-	-	340,327

(1)	Included in Schedule H.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible assets
Corresponding to the nine-month periods ended March 31, 2012 and 2011 and fiscal year ended June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule B

	Values at beginning of period	Additions of the period / year	Values at the end of the period / year	Depreciation					Net carrying value as of March 31, 2012	Net carrying value as of June 30, 2011	Net carrying value as of March 31, 2011
Principal Account				Rate %	Accumulated at the beginning of the year	Additions	Amount (1)	Accumulated at the end of the period / year
Pre-operating expenses (Bolivia)	842	-	842	20	420	-	126	546	296	422	464
Pre-operating expenses (Paraguay)	671	-	671	20	324	-	101	425	246	347	380
Concession rights	23,582	-	23,582	3	3,011	-	564	3,575	20,007	20,571	20,760
Totals as of March 31, 2012	25,095	-	25,095	-	3,755	-	791	4,546	20,549	-	-
Totals as of June 30, 2011	1,513	23,582	25,095	-	442	2,258	1,055	3,755	-	21,340	-
Totals as of March 31, 2011	1,513	23,582	25,095		442	2,258	791	3,491	-	-	21,604

(1)	Preoperative expenses are included in gain on equity investees in the Statements of Income. Concession Rights are included in Depreciation of Intangible Assets in Schedule H.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments
As of March 31, 2012 and 2011 and June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule C

							INFORMATION ON THE ISSUER
							Principal activity	According to the latest balance sheet
Securities	Amount	% of participation on the capital	Value as of March 31, 2012	Value as of June 30, 2011	Value as of March 31, 2011	Market value March 31, 2012		Capital	Income (loss) of the period	Shareholders´ equity
CURRENT ASSETS Current Investments
Mutual Funds:
Fondo Bony Hamilton (US$)	896,123		3,813	27	57
Deutsche Managed Dollar Fund (US$)	1,937,418		2,551	19,065	3,293
Alpha pesos plus (Ps)	-		-	-	1,081
Fima premium (Ps)	-		-		1,884
Rj Delta 169	354,086		731	-	-
Subtotal			7,095	19,092	6,315

Bonds and Notes (1)
Bonds APSA 2017 (US$) Interests			-	-	621
Subtotal			7,095	-	621
Total current investments			7,095	19,092	6,936

NON-CURRENT ASSETS Investments on controlled and related companies
Agro – Uranga S.A.						Unlisted	Agricultural livestock	2,500	2,035	33,345
Shares	893,069	35.72	11,912	11,924	11,585
Higher value of property			11,179	11,179	11,179
			23,091	23,103	22,764

Cactus						Unlisted	Exploitation and administration of agriculture products and raising cattle
Shares and contributions (3)	11,745,190	100.00	11,441	(8,720)	(2,126)			11,745	(19,358)	11,441
			11,441	(8,720)	(2,126)

FyO.Com						Unlisted	Gives information about markets through internet, Brokerage and intermediation on spot and future markets
Shares	987,426	65.85	7,429	7,962	6,302			1,500	(809)	11,282
			7,429	7,962	6,302

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments
As of March 31, 2012 and 2011 and June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule C (Continued)

Securities	Amount	% of participation on the capital	Value as of March 31, 2012	Value as of June 30, 2011	Value as of March 31, 2011	Market value March 31, 2012	INFORMATION ON THE ISSUER
							Principal activity	According to the latest balance sheet
								Capital	Income (loss) of the period	Shareholders' equity

Agrology (2)						Unlisted	Investing	-	-	-
Shares	268,559,946	100.00	-	313,079	283,549
Irrevocable contributions			-	-	1,253
			-	313,079	284,802

FyO Trading						Unlisted	Brokerage	220	(145)	75
Shares and contributions	4,832	2.20	2	1	1
			2	1	1

EAASA						Unlisted	Meat packing industry	21,183	(17,537)	9,034
Shares	2,507	0.01	1	1	(2)
			1	1	(2)

IRSA						5,25	Real estate	578,676	216,709	2,522,175
Shares	365,815,967	63.22	1,594,418	1,255,802	1,283,168
Higher values (4)			160,681	158,244	165,414
			1,755,099	1,414,046	1,448,582

Brasilagro						(5) 8	Agricultural and Real Estate	875,381	25,175	1,398,820
Shares	20,883,916	35.75	554,540	609,397	465,085
Higher values (6)			119,015	122,974	32,170
Warrants	260,702		10,786	10,786	10,786
			684,341	743,157	508,041
Agrotech S.A. (3)
Shares	28,388,957	100.00	19,105	15	23	Unlisted	Investing	28,389	(6,785)	20,738
			19,105	15	23
Pluriagro
Shares	50,000	100.00	300	517	37	Unlisted	Investing	50	(360)	300
			300	517	37

Northagro						Unlisted	Investing	50	(360)	300
Shares	50,000	100.00	300	517	37
			300	517	37

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments
As of March 31, 2012 and 2011 and June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule C (Continued)

Securities	Amount	% of participation on the capital	Value as of March 31, 2012	Value as of June 30, 2011	Value as of March 31, 2011	Market value March 31, 2012	INFORMATION ON THE ISSUER
							Principal activity	According to the latest balance sheet
								Capital	Income (loss) of the period	Shareholders' equity
Agricultural livestock Acres del Sud S.A.						Unlisted	Agricultural
Shares	368,541	95.12	7,065	-	-			21,328	(5,935)	7,428
			7,065	-	-

Ombu Agropecuaria S.A.						Unlisted	Agricultural
Shares	162,763	95.12	8,336	-	-			9,397	(2,994)	8,763
			8,336	-	-

Yuchan Agropecuaria S.A.						Unlisted	Agricultural
Shares	25,137	95.12	7,870	-	-			1,446	(582)	8,274
			7,870	-	-

Yatay Agropecuaria S.A.						Unlisted	Agricultural
Shares	63,363	95.12	2,468	-	-			3,655	(2,850)	2,594
			2,468	-	-

Helmir S.A.						Unlisted	Investing
Shares	504,899,770	100.00	108,418	-	-			79,141	11,675	108,418
			108,418	-	-

Agro Managers S.A.
Shares	981,029	46.84	1,251	-	-	Unlisted	Investing	2,094	(436)	2,671
			1,251	-	-
			2,636,517	2,493,678	2,268,461

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments
As of March 31, 2012 and 2011 and June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule C (Continued)

Securities	Amount	% of participation on the capital	Value as of March 31, 2012	Value as of June 30, 2011	Value as of March 31, 2011	Market Value March 31, 2012	INFORMATION ON THE ISSUER
Brasilagro negative goodwill			(48,453)	(73,947)	(9,790)
Brasilagro goodwill			6,965	23,889	6,965
IRSA negative goodwill (7)			(307,696)	(296,278)	(308,216)
IRSA Goodwill			14,895	6,712	6,712
Agro Managers Goodwill			798
Cactus goodwill			14,927	4,978	4,978
Allowance for impairment of goodwill Cactus			(14,927)	(4,978)	(4,978)
			(333,491)	(339,624)	(304,329)
Subtotal			2,303,026	2,154,054	1,964,132

OTHER INVESTMENTS
Non-Convertible Notes APSA 2017 (US$)			-	-	11,261
Coprolán			21	21	21	Unlisted
Subtotal			21	21	11,282
Total Non-current investments			2,303,047	2,154,075	1,975,414

(1)	Not considered as cash equivalents for Statement of Cash Flow purpose.
(2)	Since July 1, 2011, is effective the merger of Cresud with Agrology (See Note 14 to the basic financial statements).
(3)	Included in Other liabilities.
(4)
Consist of Ps. 5,533 higher value of inventory, Ps. 71,972 higher value of investments, Ps. 108,957 higher value of fixed assets, Ps. 30,522 higher value of intangible assets, Ps. 17,289 less value of loans

Ps. (73,390) higher value of tax effect.
(5)	Total in reais
(6)	Consist of Ps. 183,158 higher value of fixed assets and Ps. (64,143) higher value of tax effect.
(7)	The change as regards the previous year corresponds to an addition because of the merger by absorption of Agrology for Ps. 28,496 and amortization for Ps.11,700.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances
Corresponding to the nine-month periods
ended March 31, 2012 and 2011 and fiscal year ended June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule E

Item	Balances at beginning of the fiscal year	Increases		Decreases/ Applications		Value as of March 31, 2012	Value as of June 30, 2011	Value as of March 31, 2011
Deducted from assets
For Doubtful accounts	619	(1)	167		(116)	670	619	617

Included in liabilities
For pending lawsuits	1,681	(2)	163	(2)	(144)	1,700	1,681	1,678
Total as of March 31, 2012	2,300		330		(260)	2,370	-	-
Total as of June 30, 2011	2,398		52		(150)	-	2,300	-
Total as of March 31, 2011	2,398		47		(150)	-	-	2,295

(1)	Included in Schedule H.
(2)	Included in other income and expenses in the Statements of Income – Others.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales
Corresponding to the nine-month periods
ended March 31, 2012 and 2011 and fiscal year ended June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule F.1

	Crops		Beef Cattle		Milk		Other		Total
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Inventories at the beginning of the fiscal year:
Beef Cattle	-	-	206,745	138,807	-	-	-	-	206,745	138,807
Crops	95,501	41,566	-	-	-	-	-	-	95,501	41,566
Seeds and fodder	982	758	-	-	-	-	-	-	982	758
Materials and others	-	-	39	614	-	-	1,962	873	2,001	1,487
	96,483	42,324	206,784	139,421	-	-	1,962	873	305,229	182,618
Unrealized gain on inventories- Beef cattle	-	-	12,112	61,802	-	-	-	-	12,112	61,802
Unrealized gain on inventories – Crops and raw materials	289	6,082	-	-	-	-	653	105	942	6,187
Production	105,723	71,191	52,192	29,622	21,068	22,569	-	-	178,983	123,382
Transfer of inventories sold	-	-	2,029	8,425	-	-		-	2,029	8,425
Transfer of inventories to property and equipment	-	-	-	-	-	-	(198)	(722)	(198)	(722)
Transfer of inventories to expenses	(6,932)	(9,234)	(526)	(290)	(284)	(295)	(5,436)	(3,607)	(13,178)	(13,426)
Incorporated by merger with ANTA	-	10,073	-	-	-	-	-	84	-	10,157
Purchases	7,459	16,767	18,421	1,120	-	-	6,767	4,811	32,647	22,698
Operating Expenses - Schedule H	-	-	-	-	-	-	2,743	2,789	2,743	2,789
Inventories at the end of the period:
Beef Cattle	-	-	(197,931)	(196,997)	-	-	-	-	(197,931)	(196,997)
Crops	(45,609)	(48,290)	-	-	-	-	-	-	(45,609)	(48,290)
Seeds and fodder	(1,611)	(1,441)	-	-	-	-	-	-	(1,611)	(1,441)
Materials and others	-	-	(944)	(1)	-	-	(3,748)	(1,826)	(4,692)	(1,827)
Cost of sales	155,802	87,472	92,137	43,102	20,784	22,274	2,743	2,507	271,466	155,355

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of Production
Corresponding to the nine-month periods
 ended March 31, 2012 and 2011 and fiscal year ended June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule F.2

	Crops		Beef Cattle		Milk		Total
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Inventories at the beginning of the fiscal year:
Beef Cattle	-	-	-	-	20,134	18,848	20,134	18,848
Unharvested crops and other unharvested	30,897	11,166	-	-	-	-	30,897	11,166
Seeds and fodder	-	-	6,072	2,190	955	499	7,027	2,689
Materials and others	50,930	25,477	857	876	256	382	52,043	26,735
	81,827	36,643	6,929	3,066	21,345	19,729	110,101	59,438
Unrealized gain on inventories- Beef cattle	-	-	-	-	3,183	9,168	3,183	9,168
Unrealized gain on inventories – Crops and raw materials	6,185	6,617	241	(120)	359	342	6,785	6,839
Production	-	-	3,271	1,462	3,137	2,012	6,408	3,474
Transfer of inventories sold	-	-	-	-	(2,029)	(8,425)	(2,029)	(8,425)
Transfer of inventories to property and equipment	(178)	(321)	-	-	-	-	(178)	(321)
Transfer of inventories to expenses of Materials and others	(70,479)	(57,461)	(7,287)	(3,852)	(7,933)	(6,709)	(85,699)	(68,022)
Incorporated by merger with ANTA	-	4,252	-	-	-	-	-	4,252
Purchases / increase in Unharvested crops by consume	135,035	151,548	1,952	1,306	7,148	6,164	144,135	159,018
Operating Expenses – Schedule H	82,816	54,524	36,833	17,692	19,305	18,041	138,954	90,257
Inventories at the end of the period:
Beef Cattle	-	-	-	-	(24,421)	(21,531)	(24,421)	(21,531)
Unharvested crops and other unharvested	(120,064)	(113,248)	-	-	-	-	(120,064)	(113,248)
Seeds and fodder	-	-	(3,762)	(855)	(471)	(396)	(4,233)	(1,251)
Materials and others	(32,305)	(26,228)	(1,395)	(963)	(289)	(239)	(33,989)	(27,430)
Cost of Production	82,837	56,326	36,782	17,736	19,334	18,156	138,953	92,218

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities
As of March 31, 2012 and 2011 and June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule G

	March 31, 2012				June 30, 2011				March 31, 2011
Item	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Current exchange Rate	Amount in local currency
CURRENT ASSETS
CASH AND BANKS
Cash and banks in dollars	US$	152	4.3	660	US$	136	4.070	552	US$	2,686	4.014	10,783
Cash and banks in brazilian reais	Rs	3	2.3	7	Rs	6	2.51	16	Rs	6	2.330	14
Cash and banks in euros	€	5	5.8	29	€	9	5.906	52	€	10	5.566	56
Cash and banks in yens	JPY	7,245	0.05	4	JPY	79	0.050	4	JPY	83	0.048	4
INVESTMENTS
Mutual Funds	US$	1,467	4.3	6,364	US$	4,691	4.070	19,092	US$	835	4.014	3,350
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	-	-	-	-	-	-	-	-	US$	153	4.054	621
TRADE ACCOUNTS RECEIVABLES
Trade Accounts Receivables	US$	2,423	4.3	10,513	US$	8,057	4.070	32,794	US$	1,999	4.014	8,025
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	2,103	4.3	9,119	US$	8,191	4.110	33,347	US$	1,259	4.054	5,066
OTHER RECEIVABLES
Guarantee deposits	US$	593	4.3	2,571	US$	156	4.070	633	US$	198	4.014	793
Premiums paid	US$	13	4.3	55	US$	717	4.070	2,919	US$	150	4.014	603
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	6,323	4.3	27,218	US$	14,801	4.110	60,830	US$	12,448	4.054	50,464
NON-CURRENT ASSETS
OTHER RECEIVABLES
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	12,671	4.3	54,535	-	-	-	-	-	-	-	-
OTHER INVESTMENTS							-
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	-	-	-	-	-	-	-	-	US$	2,778	4.054	11,261
Total US$	US$	25,745		111,035	US$	36,749		150,167	US$	22,506		90,966
Total Rs	Rs	3		7	Rs	6		16	Rs	6		14
Total €	€	5		29	€	9		52	€	10		56
Total JPY	JPY	7,245		4	JPY	79		4	JPY	83		4
TOTAL ASSETS		32,998		111,075		36,843		150,239		22,605		91,040
US$: US Dollars
Rs: Brazilian Reais
€: Euros
JPY: Yenes

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities
As of March 31, 2012 and 2011 and June 30, 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule G (Continued)

	March 31, 2012				June 30, 2011				March 31, 2011
Item	Type and amount Foreign currency		Current exchange Rate	Amount in local currency	Type and amount foreign currency		Current exchange Rate	Amount in local currency	Type and amount foreign currency		Current exchange Rate	Amount in local currency
CURRENT LIABILITIES
TRADE ACCOUNTS PAYABLE
Suppliers	US$	3,115	4.3	13,407	US$	7,357	4.110	30,239	US$	9,591	4.054	38,881
Accrual for inputs and other expenses	US$	924	4.3	3,979	US$	33	4.110	137	US$	768	4.054	3,112
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	294	4.3	1,267	US$	6,009	4.110	24,787	US$	2,387	4.054	9,676
LOANS
Bank Loans	US$	48,465	4.3	208,593	US$	28,027	4.110	115,191	US$	36,779	4.054	149,104
- Interest payable Bank Loans	US$	425	4.3	1,831	US$	44	4.110	180	US$	390	4.054	1,581
Non-convertible notes class IV	US$	9,076	4.3	39,065	US$	13,382	4.110	54,998	US$	4,461	4.054	18,083
Non-convertible notes class VI	US$	32,898	4.3	141,594	US$	8,712	4.110	35,806	-	-	-	-
Non-convertible notes class VII	US$	2,115	4.3	9,105	-	-	-	-	-	-	-	-
Interest payable – Non-convertible notes	US$	619	4.3	2,664	US$	439	4.110	1,805	US$	421	4.054	1,706
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	2,557	4.3	11,006	-	-	-	-	US$	11	4.054	44
OTHER LIABILITIES
Premiums collected	-	-	-	-	US$	164	4.110	672	US$	598	4.054	2,424
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	32	4.3	139	US$	44	4.110	179	US$	13	4.054	53
Advances for concession of rights	US$	820	4.3	3,529		-		-	-	-	-	-
NON-CURRENT LIABILITIES
LONG SHORT DEBTS
Bank Loans	US$	8,343	4.3	35,908	-	-	-	-	-	-	-	-
Non-convertible notes class IV	US$	-	-	-	US$	4,461	4.110	18,333	US$	13,382	4.054	54,249
Non-convertible notes class VI	US$	-	-	-	US$	24,261	4.110	99,712	US$	32,348	4.054	131,139
Non-convertible notes class VII	US$	-	-	-	US$	2,079	4.110	8,546	US$	2,079	4.054	8,430
Non-convertible notes class VIII	US$	61,046	4.3	262,740	-	-	-			-	-	-
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	-	-	-	US$	1,875	4.110	7,707	US$	2,500	4.054	10,135
OTHER LIABILITIES
Advances for concession of rights	US$	-	-	-	US$	813	4.110	3,344	US$	813	4.054	3,299
TOTAL LIABILITIES	US$	170,729		734,827	US$	97,700		401,636	US$	106,541		431,916

US$: US Dollars

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550
Corresponding to the nine-month periods ended March 31, 2012 and 2011
Free translation from the original prepared in Spanish for publication in Argentina
(In thousands of pesos)

Schedule H

	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of March 31, 2012	Total as of March 31, 2011
Item	Crops	Beef Cattle	Milk	Other	Total
Directors’ fees	-	-	-	-	-	-	1,874	1,874	1,445
Fees and payments for services	-	-	-	-	-	266	3,333	3,599	2,373
Salaries, annual bonus and social security	3,157	5,590	3,131	62	11,940	3,209	20,667	35,816	25,059
Taxes, rates and contributions	672	879	74	-	1,625	5	330	1,960	3,468
Gross sales taxes	-	-	-	-	-	8,317	-	8,317	6,018
Doubtful accounts	-	-	-	-	-	167	-	167	6
Office and administrative expenses	-	-	-	-	-	349	5,275	5,624	4,706
Bank commissions and expenses	-	-	-	-	-	-	1,454	1,454	967
Depreciation of Property and equipment	3,453	1,682	693	12	5,840	28	256	6,124	5,147
Depreciations of Intangible Assets	-	-	-	-	-	-	564	564	564
Vehicle and traveling expenses	379	485	124	3	991	255	1,171	2,417	1,946
Spare parts and repairs	504	1,030	1,020	33	2,587	25	50	2,662	2,037
Insurance	146	141	68	4	359	20	395	774	781
Benefits to Employees	222	772	291	-	1,285	125	1,382	2,792	1,756
Livestock expenses (1)	-	24,545	-	-	24,545	4,652	-	29,197	10,051
Dairy farm expenses (2)	-	-	13,440	-	13,440	89	-	13,529	12,272
Agricultural expenses (3)	72,503	-	-	2,626	75,129	39,994	-	115,123	71,960
General expenses	1,643	1,661	459	3	3,766	-	-	3,766	2,316
Health and safety costs	137	48	5	-	190	-	40	230	317
Total as of March 31, 2012	82,816	36,833	19,305	2,743	141,697	57,501	36,791	235,989	-
Total as of March 31, 2011	54,524	17,692	18,041	2,789	93,046	29,652	30,491	-	153,189

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.     Trade accounts receivable and Other receivables without a due date as of March 31, 2012:

			Section 33 Law 19,550
		Other receivables	Agro-Uranga S.A.
	Trade Account Receivable		Other receivables
Current	322	22	398
Not-current	-	63,133	-

b.     Trade accounts receivable and other receivables to fall due as of March 31, 2012:

		Law No. 19,550 Section 33
		FyO.Com	Cactus	Acres	Cresca S.A.	EAASA	Agro-Uranga S.A.	Ombú	Yuchán	Yatay	Brasilagro
Maturity	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable
06.30.12	51,109	8,465	748	1,938	713	2	24	176	176	176	50

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

3.     (Continued)

		Law No. 19,550 Section 33
		Ombú	Yuchan	Yatay	Acres	IRSA	APSA	Helmir	IRSA Internacional	Northagro	Pluriagro	Agrotech	EAASA	Tarshop	FyO.Com	Brasilagro	Cactus
Maturity	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
06.30.12	43,678	-	-	-	-	5,184	12,221	26,490	307	-	-	-	7	97	7	32	1,678
09.30.12	2,181	-	-	-	-	-	-	-	-	442	442	55	-	-	-	-	-
12.31.12	21,954	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
03.31.13	2,181	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
09.30.14	-	21,468	11,488	10,160	11,419	-	-	-	-	-	-	-	-	-	-	-	-

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of March 31, 2012.

b.	Debts without a due date as of March 31, 2012.

	Trade accounts payable	Short-term debts	Taxes payable	Other liabilities	Provisions
Current	-	218,160	-	3,529	-
Not current	-	-	67,339	90	1,700

c.	Debts to fall due as of March 31, 2012.

		Law No. 19,550 Section 33
		FyO.Com	Cactus
Maturity	Trade accounts payable	Trade accounts payable	Trade accounts payable
06.31.12	65,823	1,449	1,152

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

4.	(Continued)

Maturity	Short-term debts	Law No. 19,550 Section 33	Salaries and social security payable	Taxes payable	Other liabilities	Law No. 19,550 Section 33									Customer advances
		Emprendimiento Recoleta S.A.				IRSA	APSA	Nuevas Fronteras S.A.	Panamerican Mall S.A.	Cyrsa S.A.	Cactus	Cresca	Emprendimiento recoleta S.A.	Fibesa
		Short-term debts				Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities
06.30.12	257,470	58	5,389	9,056	8,023	6,469	11,737	1	5	46	29	48	1	2	888
09.30.12	154,989	-	15,715	-	777	-	-	-	-	-	-	-	-	-	-
12.31.12	72,875	-	-	4,574	1,849	-	-	-	-	-	-	-	-	-	-
03.31.13	46,355	-	4,435	-	-	-	-	-	-	-	-	-	-	-	-
03.31.14	35,908	-	-	-	-	-	-	-	-	-	-	-	-	-	-
09.30.14	260,687	-	-	6	-	-	-	-	-	-	-	-	-	-	-

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

5.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	Ombú S.A.	Brasilagro	Cactus	Acres	Cresca S.A.	Agro-Uranga S.A.	EAASA	Yuchán	Yatay
	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable
In Pesos	40,918	58	176	50	749	1,938	-	24	2	176	176
In US Dollars	10,513	8,406	-	-	-	-	713	-	-	-	-

		Law No. 19,550 Section 33
		Agro-Uranga	IRSA Internacional	Ombú	Acres	Helmir	Yuchan	Yatay	APSA	IRSA	Northagro	Pluriagro	Cactus	Agrotech	EAASA	Tarshop	BrasilAgro	FyO.Com
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
In Pesos	130,500	-	-	-	-	-	-	-	12,221	5,184	442	442	1,678	55	7	97	32	7
In US Dollars	2,649	398	307	21,468	11,419	26,490	11,488	10,160	-	-	-	-	-		-	-	-	-

b.	All Accounts receivable and Other receivables are not subject to adjustment clauses.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

5.     (Continued)

c.

Law No. 19,550 Section 33
		FyO.Com	Brasilagro	Cactus	Acres	Cresca S.A.	Agro-Uranga S.A.	Ombú	Yuchán	Yatay	EAASA
	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable
Outstanding balances accruing interests	-	-	-	-	-	-	-	-	-	-	-
Outstanding balances not accruing interests	51,431	8,465	50	748	1,938	713	24	176	176	176	2

		Law No. 19,550 Section 33
		IRSA Internacional	Ombú	Agro-Uranga	Acres	Yuchan	Yatay	APSA	IRSA	Northagro	Pluriagro	Agrotech	Cactus	EAASA	FyO.Com	Tarshop	BrasilAgro	Helmir
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
Outstanding balances accruing interests	4,161	-	20,101	-	10,683	10,766	9,512	-	-	-	-	-	-	-	-	-	-	25,758
Outstanding balances not accruing interests	128,988	307	1,367	398	736	722	648	12,221	5,184	442	442	55	1,678	7	7	97	32	732

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	Cactus
	Trade account Payable	Trade account Payable	Trade account Payable
In Pesos	48,437	182	1,152
In US Dollars	17,386	1,267	-

		Company Law No. 19,550 Section 33				Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.				IRSA	Nuevas Fronteras S.A.	Panamerican Mall S.A.	Cactus	Cyrsa S.A.	Cresca	Emprendimiento Recoleta S.A.	Fibesa	APSA
	Short-term debts	Short-term debts	Salaries and social security payable	Taxes payable	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Provisions	Customer advances
In Pesos	333,937	-	25,539	80,975	13,586	6,330	1	5	29	46	48	-	2	11,737	1,700	888
In US Dollars	723,511	58	-	-	3,529	139	-	-	-	-	-	1	-	-	-	-

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

6.     (Continued)

b.	All outstanding debts are not subject to adjustment clauses.

Law No. 19,550 Section 33
		FyO.Com	Cactus
	Trade account Payable	Trade account Payable	Trade account Payable
Outstanding balances accruing interests	-	-	-
Outstanding balances not accruing interests	65,823	1,449	1,152

		Law No. 19,550 Section 33				Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.				IRSA	Cactus	Nuevas Fronteras S.A.	Cyrsa S.A.	Cresca	Panamerican Mall S.A.	Agrotech	Emprendimiento Recoleta S.A.	Fibesa	APSA
	Short-term debts	Short-term debts	Salaries and social security payable	Taxes payable	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Provisions	Customer advances
Outstanding balances accruing interests	1,041,933	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Outstanding balances not accruing interests	4,510	58	25,539	80,975	17,115	6,469	29	1	46	48	5	-	1	2	11,737	1,700	888

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of March 31, 2012 are described in captions 3,4,5 and 6 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of March 31, 2012 there were advance payments to directors for Ps. 728 and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

-	Seeds, forage and materials: replacement cost published by a well-known magazine (Revista Márgenes Agropecuarios).

-	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period / year.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
(In thousands of pesos)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the period / year less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured (in pesos)	Book value (in pesos)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	207,409	47,618
Vehicles	Third parties, theft, fire and civil liability	4,985	2,708

16.	CONTINGENCIES

As of March 31, 2012 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 11 to the Financial Statements.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	As of March 31, 2012	As of March 31, 2011	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008
Current Assets	2,071,280	1,598,120	1,323,626	1,003,003	918,634
Non-current Assets	7,844,111	6,367,991	5,356,687	4,522,443	1,146,824
	9,915,391	7,966,111	6,680,313	5,525,446	2,065,458
Current Liabilities	2,314,994	1,957,881	1,751,452	1,078,212	272,020
Non-current Liabilities	3,191,028	2,483,753	1,386,374	1,488,160	45,536
	5,506,022	4,441,634	3,137,826	2,566,372	317,556
Minority Interest	2,216,591	1,423,532	1,577,679	1,290,582	1,238
Shareholders' Equity	2,192,778	2,100,945	1,964,808	1,668,492	1,746,664
	9,915,391	7,966,111	6,680,313	5,525,446	2,065,458

Comparative Income Structure

	As of March 31, 2012	As of March 31, 2011	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008
Operating income (loss)	501,799	512,602	416,609	108,917	33,777
Financial and holding results	(380,767)	(234,440)	(91,645)	(25,469)	(27,328)
Other income and expenses, net and gain equity investees	105,907	112,017	161,165	(71,805)	16,936
Management agreement fees	(7,458)	(15,751)	(20,446)	(493)	(2,976)
Operating Net income	219,481	374,428	465,683	11,150	20,409
Income tax expense	(51,166)	(89,149)	(105,271)	(32,466)	7,561
Minority interest	(101,199)	(143,517)	(175,755)	25,987	(344)
Net income	67,116	141,762	184,657	4,671	27,626

Production volume

	Three-month period March 31, 2012	Accumulated July 1, 2011 to March 31, 2012	Three-month period March 31, 2011	Accumulated July 1, 2010 to March 31, 2011	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008
Beef Cattle (in Kgs.)	2,798,105	7,284,204	1,993,901	4,999,710	2,060,565	4,303,565	2,548,680	5,467,570	2,347,510	7,036,158
Butyraceous (in Kgs.)	153,197	533,308	148,790	617,576	170,054	609,302	154,936	578,272	175,087	564,708
Crops (in quintals)	619,267	8,626,145	479,193	1,355,891	375,014	807,150	432,628	815,371	303,840	605,600

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sales volume

	Three-month period March 31, 2012	Accumulated July 1, 2011 to March 31, 2012	Three-month period March 31, 2011	Accumulated July 1, 2010 to March 31, 2011	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008
Beef Cattle (in Kgs.)	4,522,196	11,450,753	859,177	5,777,616	2,096,449	5,441,046	1,050,147	3,945,956	1,350,732	7,307,164
Butyraceous (in Kgs.)	153,197	533,308	148,790	617,576	170,054	609,302	154,936	578,272	175,087	564,708
Crops (in quintals)	3,202,364	9,504,004	272,189	1,622,589	206,677	1,237,747	238,144	1,328,279	303,479	962,012

Local Market

	Three-month period March 31, 2012	Accumulated July 1, 2011 to March 31, 2012	Three-month period March 31, 2011	Accumulated July 1, 2010 to March 31, 2011	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008
Beef Cattle (in Kgs.)	4,522,196	11,450,753	859,177	5,777,616	2,096,449	5,441,046	1,050,147	3,945,956	1,350,732	7,307,164
Butyraceous (in Kgs.)	153,197	533,308	148,790	617,576	170,054	609,302	154,936	578,272	175,087	564,708
Crops (in quintals)	3,064,964	9,345,604	272,189	1,622,589	206,677	1,237,747	238,144	1,328,279	303,479	962,012

Export

	Three-month period March 31, 2012	Accumulated July 1, 2011 to March 31, 2012	Three-month period March 31, 2011	Accumulated July 1, 2010 to March 31, 2011	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008
Beef Cattle (in Kgs.)	-	-	-	-	-	-	-	-	-	-
Butyraceous (in Kgs.)	-	-	-	-	-	-	-	-	-	-
Crops (in quintals)	137,400	158,400	-	-	-	-	-	-	-	-

Ratios

	As of March 31, 2012	As of March 31, 2011	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008
Liquidity	0.90	0.82	0.76	0.93	3.377
Solvency	0.40	0.47	0.63	0.65	5.500
Non-current assets to assets	0.79	0.80	0.80	0.82	0.555
Return on Equity (1)	0.03	0.07	0.10	0.00	0.021

(1)           Result of the period divided average shareholder’s equity.

Table of Content
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company ended training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. In addition, as it was provided, the process for the initial identification of regularly differences is already finished and also evaluating the necessary changes in procedures and systems in order to adapt them to the new requirements, as well as the different possible alternatives referred to the measurement and disclosure of certain financial statements items.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a significant departure from the proposed goals and terms.

Table of Content
Cresud S.A.C.I.F. y A.
Business Highlights as of March 31, 2012

Buenos Aires, May 14, 2012 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first nine months of fiscal year 2012 ended March 31, 2012.

In ARS MM	IIIQ 12	IIIQ 11	YoY Var	9M 12	9M 11	YoY Var
Agribusiness segment sales	169.8	52.1	226.0%	679.5	310.0	119.2%
Agribusiness production income	126.4	66.6	89.9%	365.1	156.4	133.4%
Real estate segment sales	338.9	315.5	7.4%	1,078.2	1,013.5	6.4%
Gross income	267.7	215.5	24.2%	882.0	721.4	22.3%
Operating income	97.4	153.2	-36.4%	501.8	512.6	-2.1%
Net income	25.6	34.8	-26.4%	67.1	141.8	-52.7%

►
At the beginning of fiscal year 2012 we increased our interest in BrasilAgro to 35.75%. Therefore, we present our financial statements in consolidated form to include the accounts of BrasilAgro. This consolidation impacts significantly on the results of our Agricultural business segment.

►
During the nine-month period, sales from the Agricultural business segment increased 119.2% compared to the same period of fiscal year 2011. This was driven mainly by a 230.1% increase in the sale of Crops, which exceeded by ARS 313.3 million the sales recorded in the same period of fiscal year 2011. The Beef Cattle business recorded a 119.6% rise in sales, thanks to the increase in meat production and sustained price levels in the domestic market.

►
Production from the Agricultural business segment grew strongly thanks to the consolidation of our subsidiary BrasilAgro and the late harvesting of corn crops in our Argentine farms. All this led to a 540.5% increase in Crop production during the nine-month period and a 184.5% increase in production income. In addition, we increased the tons of Beef Cattle production by 40.9% and consequently, Beef Cattle production income grew by 73.6%.

►
Sales from the Real Estate segment rose 6.4% thanks to the good performance of the rental segments (“Shopping Centers” and “Offices”), whose combined sales increased by ARS 165.1 million, offset by the deconsolidation of the consumer finance business, lower revenues from the “Sales and Developments” segment, and a drop in the activity of the “Hotels” segment.

►
Gross profit grew by 22.3% during the nine-month period, explained by an increase of 67.6% in gross profit from the Agricultural business segment (which reached ARS 204.5 million), a 14.2% increase in gross profit from the Real Estate segment (which totaled ARS 688.0 million) and a gross loss of ARS 10.5 million from the Feed Lot/Slaughter segment. Gross profit for the first nine months of fiscal year 2012 totaled ARS 882.0 million.

►
Operating income totaled ARS 501.8 million during the first nine months of fiscal year 2012, showing a slight decrease of 2.1% as compared to the same period of 2011. This decrease is explained by a fall of ARS 84.2 million in operating income from the Agricultural business segment due to higher selling and administrative expenses (which rose ARS 105.9 million) due to the consolidation of our business in Brazil and lower holding results from the Beef Cattle production segment (fall of ARS 55.9 million) and an ARS 14.0 million loss generated by the Feed Lot/Slaughter segment, offset by an increase of ARS 87.4 million in operating income from the Real Estate business (mainly Shopping Centers and Offices).

►
Net income for the first nine months of fiscal year 2012 amounted to ARS 67.1 million, a 52.7% decrease compared to the same period of fiscal year 2011. Considering that operating income was ARS 10.8 million lower than in the previous period, the fall in net income before taxes was mainly caused by a net financial loss that was ARS 146.3 million higher, reaching ARS 380.8 million as compared to ARS 234.3 million in the same period of the previous fiscal year. The main reason for this decrease was a net loss from changes in exchange rates for ARS 115.7 million (vs. ARS 44.0 million), a net interest loss of ARS 242.6 million (vs. ARS 190.0 million) and a net loss from other financial assets for ARS 22.5 million (vs. a net income of ARS 0.5 million).

Table of Content
Cresud S.A.C.I.F. y A.
Business Highlights as of March 31, 2012

Description of Operations1

Crop Production

	IIIQ 12			IIIQ 11			YoY Var
Income Statement (in ARS MM)	Local	Int.	Total	Local	Int.	Total	Local	Int.	Total
Production revenues	37.4	61.4	98.8	44.0	0.2	44.2	-15.0%	(+++)%	123.8%
Cost of production	-29.5	-49.8	-79.3	-28.4	-0.6	-29.0	4.0%	(+++)%	173.6%
Gross production income	7.9	11.6	19.5	15.6	-0.4	15.2	-49.7%	(---)%	28.6%
Sales	43.4	64.2	107.5	27.2	1.1	28.3	59.2%	(+++)%	279.7%
Cost of sales	-32.3	-56.7	-89.0	-24.4	-0.1	-24.5	32.5%	(+++)%	263.4%
Gross sales income	11.0	7.5	18.5	2.8	1.0	3.8	289.0%	661.4%	384.8%
Gross profit	18.9	19.1	38.0	18.4	0.5	19.0	2.4%	(+++)%	100.2%
Selling expenses	-15.2	-15.0	-30.2	-5.9	-0.2	-6.0	159.5%	(+++)%	401.5%
Holding results	-3.0	-32.0	-35.0	3.7	0.4	4.1	-182.8%	(---)%	-958.6%
Activity margin	0.6	-27.9	-27.3	16.3	0.8	17.0	-96.0%	(---)%	-260.1%
Administrative expenses	-4.1	-14.1	-18.2	-4.7	-1.6	-6.3	-12.2%	767.2%	188.2%
Operating income (loss)	-3.5	-42.0	-45.5	11.6	-0.8	10.7	-130.1%	(+++)%	-524.9%

	9M 12			9M 11			YoY Var
Income Statement (in ARS MM)	Local	Int.	Total	Local	Int.	Total	Local	Int.	Total
Production revenues	109.0	178.4	287.4	72.7	28.4	101.0	50.0%	528.5%	184.5%
Cost of production	-83.1	-140.2	-223.3	-56.1	-21.1	-77.2	48.2%	564.8%	189.4%
Gross production income	25.9	38.3	64.2	16.6	7.3	23.9	56.3%	423.7%	168.6%
Sales	194.9	254.7	449.5	104.2	31.9	136.2	87.0%	697.1%	230.1%
Cost of sales	-155.8	-235.8	-391.6	-87.5	-29.5	-116.9	78.1%	700.0%	234.8%
Gross sales income	39.1	18.9	58.0	16.8	2.5	19.2	133.1%	663.0%	201.3%
Gross profit	65.0	57.1	122.1	33.3	9.8	43.1	94.9%	484.3%	183.2%
Selling expenses	-45.5	-22.0	-67.6	-24.7	-3.5	-28.2	84.4%	522.7%	139.3%
Holding results	2.3	-20.0	-17.7	-14.2	1.4	-12.8	-116.1%	(---)%	38.0%
Business margin	21.7	15.1	36.8	-5.6	7.6	2.0	-488.4%	97.6%	(+++)%
Administrative expenses	-15.9	-48.4	-64.3	-13.0	-4.3	-17.3	22.4%	(+++)%	270.7%
Operating income (loss)	5.8	-33.3	-27.5	-18.6	3.3	-15.3	-131.2%	(---)%	79.6%

Production (in thousands of tons)	IIIQ12	IIIQ11	YoY Var	9M12	9M11	YoY Var
Wheat	1.8	0.9	92.7%	18.6	16.6	11.9%
Corn	14.1	13.1	8.3%	132.4	63.7	107.6%
Sunflower	13.2	12.6	4.8%	14.5	13.5	7.7%
Soybean	40.4	11.9	238.2%	55.7	26.1	113.0%
Sugarcane	0.0	-	0.0%	619.0	-	-
Other	0.0	9.7	-100.0%	30.0	15.9	88.9%
Total Crop Production	69.5	48.2	44.2%	870.2	135.9	540.5%

Sales (in thousands of tons)	IIIQ12	IIIQ11	YoY Var	9M12	9M11	YoY Var
Wheat	7.3	9.1	-20.4%	12.0	17.6	-32.2%
Corn	44.0	7.7	473.2%	164.6	82.6	99.3%
Sunflower	7.2	3.1	130.8%	15.2	4.8	216.5%
Soybean	55.0	6.8	708.4%	119.7	36.0	232.2%
Sugarcane	202.7	-	-	618.6	-	-
Other	4.1	0.5	693.1%	20.4	21.2	-3.8%
Total Crop Sales	320.2	27.2	1076.5%	950.4	162.3	485.7%

►
Since the end of 2011, beginning of the summer, Argentina has suffered a severe drought in its Corn Belt caused by “La Niña” effect. As a consequence of this, the USDA has published new estimations for season 2011/2012 harvest. According to the “World Agricultural Production”2 report Corn projected production for Argentina fell from 26 million tons (estimated in May 2011) to 21.5 million tons and projected production for Soybean fell from 53.0 million tons (projected one year ago) to 42.5 million tons. Moreover, Soybean projected production in Brazil and Paraguay fell 7.5 million tons and 3.5 million tons respectively, compared to the forecasts one year ago. As most of our farms are located in marginal areas, we expect the drought to have a mild impact.

►
As from the past quarter we have started to consolidate results from our subsidiary BrasilAgro. For this reason, our production income has been much higher than in the past year (with 133.4% increase compared to the first nine months of fiscal year 2011), mainly reflecting the production of Sugarcane, which contributed approximately 619,000 additional tons during the first nine months of fiscal year 2012.

►	Moreover, revenues from production of crops at domestic level increased by 50%, reaching ARS 109.0 million due to the fact that corn harvesting was completed after the closing of fiscal year 2011.

►	In addition, sales revenues were affected by the same reasons, namely, the consolidation of BrasilAgro and the impact of the 2010/2011 season during this period.

►
The delay in completing harvesting results from our diversification policy, not only in terms of geographic regions and crops but also in selecting the most suitable time for planting. In this way, we diversify the weather risks to which our crops are exposed. Thanks to this policy, we managed to mitigate the effects of the drought that affected Argentina during the summer season.

Area in Operation- Crops (has)3	As of 03/31/12	As of 03/31/11	YoY Var
Own farms4	125,367	61,388	104.2%
Leased farms	44,442	52,205	-14.9%
Farms under concession	8,778	10,401	-15.6%
Own farms leased to third parties	23,522	8,705	170.2%
Total Area Assigned to Crop Production	202,109	132,698	52.3%

►
The 52.3% increase in total area in operation results from the fact that, as disclosed in our previous earnings release, during this period we fully consolidated all the farms of our subsidiary BrasilAgro (which contributed nearly 62,300 agricultural hectares into our portfolio). Therefore, we report our Brazilian subsidiary’s total portfolio within our own portfolio.

►
In addition, as previously disclosed, due to the transformation and land development processes carried out in our “La Esmeralda” and “La Suiza” farms in Argentina and our “Jerovía” farm in Paraguay, we added around 6,400 new hectares to our portfolio. Besides, following a series of real estate transactions we increased by 2,200 hectares our presence in Bolivia.

►
During this season, we have reduced the area of leased farms assigned to crop production, driven mostly by our decision to apply a strict criterion regarding the target margin in each farm, given the higher volatility observed in the crops market.

►
The decrease in the area in operation assigned to crop production in the farms of Agropecuaria Anta (long term concession granted to Cresud) results from the fact that we have increased the area in operation in this farm which we lease to third parties.

►
In line with the foregoing, the increase to 23,522 hectares of farms leased to third parties is broken down as follows: 5,400 hectares correspond to BrasilAgro’s farm “Preferencia”, 13,600 hectares from the concession and 6,400 from farms that Cresud has in Argentina, mainly “Los Pozos”.

►
As mentioned in our previous releases, in anticipation of the weather effect caused by the drought experienced during this season, the Company postponed planting and applied specific processes suited to this eventuality. Besides, Cresud’s portfolio is located in marginal areas that are far from the region affected by the drought and have recorded good rainfall levels, and only a small portion of our portfolio of own lands has been affected. The impact on lands leased from third parties could be higher, given their location.

1 Excludes Agro-Uranga S.A. (35.72% of 8,299 has). As of December 31, 2011 it includes information on BrasilAgro as a result of its consolidation as of June 30, 2011.

2 USDA Foreign Agricultural Service. “Circular Series WAP 05-12”. May 2012

3 Includes surface area under double cropping totaling 21,800 hectares.

4 Includes the "San Cayetano", "San Rafael", "La Fon Fon" and "Las Londras" farms, respectively, located in Santa Cruz, Bolivia, and the “Jerovia” farm, located in the District of Boquerón, Republic of Paraguay. Includes our proportional interest in Agrouranga and Cresca and Brasilagro farms. As of March 31, 2012 includes the “Cremaq”, “Jatoba”, “Alto Taquari”, “Araucaria”, “Chaparral”, “Nova Buriti”, “Preferencia” and “Horizontina” farms located in the Federal Republic of Brazil.

Table of Content
Cresud S.A.C.I.F. y A.
Business Highlights as of March 31, 2012

Beef Cattle Production

Income Statement (in ARS MM)	IIIQ 12	IIIQ 11	YoY Var	9M 12	9M 11	YoY Var
Production revenues	20.9	16.1	29.8%	53.5	30.8	73.6%
Production revenues	20.9	16.1	29.8%	53.5	30.8	73.6%
Cost of production	-6.4	-4.9	30.8%	-26.6	-18.4	44.5%
Gross Production Income	14.5	11.2	29.3%	26.9	12.4	116.8%
Sales	39.3	6.6	495.3%	96.7	44.0	119.6%
Cost of sales	-37.7	-6.5	475.6%	-94.8	-43.1	120.1%
Gross Sales Income	1.6	0.1	2678.0%	1.9	0.9	95.3%
Gross profit	16.1	11.3	43.2%	28.8	13.3	115.3%
Selling expenses	-3.8	-0.5	610.1%	-9.1	-1.8	400.3%
Holding results	9.7	23.3	-58.6%	15.2	71.1	-78.6%
Business margin	22.0	34.1	-35.4%	34.9	82.6	-57.8%
Administrative expenses	-6.4	-3.4	89.2%	-18.6	-10.1	83.6%
Operating income (loss)	15.7	30.7	-49.0%	16.3	72.5	-77.5%

Beef Cattle (in thousand tons)	IIIQ 12	IIIQ 11	YoY Var	9M 12	9M 11	YoY Var
Beef cattle production	2.8	2.2	29.4%	7.3	5.2	40.9%
Beef cattle sales	4.5	1.3	255.8%	11.5	6.2	84.8%

►
Production revenues increased by 73.6% during the first nine months of fiscal year 2012 as compared to the same period of 2011. This increase is explained by a 40.9% rise in tons produced and an increase of approximately 23.2% in the average price per ton produced.

►
Sales revenues increased 119.6% compared to the first nine months of fiscal year 2011. This rise was driven by an 84.8% increase in tons sold and an 18.8% increase in prices, reaching an average sales price of ARS 8.44 per kilo.

►	Gross profit from this segment reached ARS 28.7 million for the first nine months of fiscal year 2012, mainly because production and sales costs increased to a lesser extent than revenues.

►	Our holding results were lower than in the same quarter of the previous fiscal year as prices did not increase at the same rate as at that moment. This is why the business margin is 57.8% lower.

►
Along with an increase in administrative expenses, the operating income for this segment was ARS 16.3 million for the first nine months of fiscal year 2012, a fall of 77.5% as compared to the same period of the previous fiscal year.

Area in Operation- Beef Cattle (has)	As of March 31, 2012	As of March 31, 2011	YoY Var
Own farms5	83,497	89,610	-6.8%
Leased farms	12,635	12,635	0.0%
Own farms leased to third parties	6,594	1,143	476.9%
Total Area - Beef Cattle Production	102,726	103,388	-0.6%

►
The decrease in the area of own farms assigned to beef cattle production is explained by the transformation of “La Esmeralda” and “La Suiza” farms into agricultural lands, carried out in the previous fiscal year.

Stock of Cattle Heads6	As of March 31, 2012	As of March 31, 2011	YoY Var
Breeding stock	55,181	66,300	-16.8%
Winter grazing stock	14,744	8,456	74.4%
Milk farm stock	6,861	7,417	-7.5%
Total Stock	76,786	82,173	-6.6%

5 Includes all Cresca farms.

6 Includes 50% of Cresca’s cattle heads.

Table of Content
Cresud S.A.C.I.F. y A.
Business Highlights as of March 31, 2012

Milk Production

Income Statement (in ARS MM)	IIIQ 12	IIIQ 11	YoY Var	9M 12	9M 11	YoY Var
Production revenues	6.7	6.3	5.9%	24.2	24.6	-1.5%
Production revenues	6.7	6.3	5.9%	24.2	24.6	-1.5%
Cost of production	-6.3	-4.8	30.6%	-19.3	-18.2	6.5%
Gross Production Income	0.4	1.5	-73.9%	4.9	6.4	-24.2%
Sales	6.1	5.5	11.0%	20.8	22.3	-6.7%
Cost of sales	-6.1	-5.5	11.5%	-20.8	-22.3	-6.7%
Gross Sales Income	-0.0	-	0.0%	-	-	0.0%
Gross profit (loss)	0.4	1.5	-75.7%	4.9	6.4	-24.2%
Selling expenses	-0.2	-0.2	-17.7%	-0.7	-1.1	-31.4%
Holding results	-	-	0.0%	-	-	0.0%
Business margin	0.2	1.3	-86.4%	4.2	5.3	-22.7%
Administrative expenses	-0.4	-0.7	-36.4%	-1.3	-1.6	-15.6%
Operating income (loss)	-0.2	0.6	-140.8%	2.9	3.7	-25.8%

►
Gross profit from the milk segment for the first nine months of fiscal year 2012 fell 24.2% as compared to the same period of the previous fiscal year. The fall in production volumes resulting from the sale of “La Juanita” farm was slightly offset by the 14.7% improvement in average prices and a higher daily output per milking cow in our “El Tigre” farm.

Area in Operation – Dairy Business (has)	As of March 31, 2012	As of March 31, 2011	YoY Var
Own farms	2,958	3,369	-12.2%

Milk Production	IIIQ 12	IIIQ 11	YoY Var	9M 12	9M 11	YoY Var
Milk Production (liters)	3,658	3,784	-3.3%	12,868	15,812	-18.6%
Milk Sales (liters)	3,609	3,691	-2.2%	12,672	15,517	-18.3%
Daily average milking cows (heads)	1,854	2,255	-17.8%	2,083	2,990	-30.3%
Milk Production / Milking Cow / Day (liters)	21.7	18.4	17.6%	22.5	19.2	16.8%

►
During the first nine months of fiscal year 2012 we reached 22.5 liters per milking cow per day (16.8% higher compared to same period last year). Our goal for this fiscal year is to ensure a minimum of 20 liters per day, surpassing the 19 liters per day average recorded in the previous fiscal year.

►	In addition to the good production performance, sustained prices have been observed in the domestic market. It is expected that this trend will continue during the following months.

Table of Content
Cresud S.A.C.I.F. y A.
Business Highlights as of March 31, 2012

Land Development

During this fiscal year we developed a total of 34,157 hectares in the region, 8,607 of which were placed into production during this season (2,014 hectares in Paraguay and 6,593 hectares in Argentina). During the next season we will continue to develop new agricultural areas as we have done during the past years, although the amount of hectares to be developed has not been defined yet.

During the next season, 25,550 hectares developed during this year will become operational, 19,800 of which are located in Brazil in six of the farms we own in that country). In Argentina, we will add 3,729 hectares in our “Los Pozos” and “La Suiza” farms and the farm we have in concession. We will also add 2,021 new hectares in Paraguay.

Purchase and Sale of Farms and Other

Income Statement (in ARS MM)	9M 12	9M 11	YoY Var
Sales	59.9	71.1	-15.8%
Sales	59.9	71.1	-15.8%
Cost of sales	-32.1	-21.7	48.4%
Income (loss) from sales	27.8	49.4	-43.9%
Gross income (loss)	27.8	49.4	-43.9%
Business margin	27.8	49.4	-43.9%
Administrative expenses	-5.0	-4.3	16.2%
Operating income (loss)	22.8	45.1	-49.6%

►
During the first quarter of this fiscal year, our subsidiary BrasilAgro sold its “Sao Pedro” farm, a 2,447 hectare property with 1,724 hectares suitable for crops. Located in the State of Goiás, this farm had been acquired in 2006 for BRL 9.9 million and during the years in which BrasilAgro had possession of it, it received investments for BRL 0.4 million. As the transaction was agreed for BRL 23.3 million (at discounted values), it generated a 153% gain over the invested amount. This transaction is yet another example of this company’s sound business model in terms of land development. After increasing its potential, the income resulting from its sale was more than 100% of its purchase value.

►
Results from this segment are lower, as during the same quarter of fiscal year 2011 we had sold “La Juanita” farm for USD 18 million as part of our process of consolidating milk production in our El Tigre farm.

Land Reserves (in has)	As of March 31, 2012	As of March 31, 2011	YoY Var
Own farms7	358,845	244,521	46.8%
Farms under concession	109,617	114,463	-4.2%
Total Land Reserves	468,462	358,984	30.5%

Surface area under irrigation (in has)	As of March 31, 2012	As of March 31, 2011	YoY Var
Own farms	2,403	2,306	4.2%
Own farms leased to third parties	1,441	1,457	-1.1%
Total surface area under irrigation	3,844	3,763	2.2%

7 Includes all Cresca and Brasilagro farms

Table of Content
Cresud S.A.C.I.F. y A.
Business Highlights as of March 31, 2012

IRSA Inversiones y Representaciones S.A.

As of March 31, 2012, our equity interest in IRSA was 63.22%. At present, our equity interest in IRSA is 64.20%.

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

►
The acquisition, development and operation of shopping centers, through its 95.60% interest in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 13 shopping centers with more than 300,000 square meters of Gross Leaseable Area.

►
The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 150,000 square meters of office leaseable space.

►	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►	The acquisition and exploitation of luxury hotels.

►	The investment in certain real estate assets outside of Argentina.

Moreover, IRSA currently owns a 29.77% interest in Banco Hipotecario, one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of March31, 2012:

In ARS MM	IIIQ 12	IIIQ 11	YoY Var	9M 12	9M 11	YoY Var
Revenues	339.2	315.7	7.4%	1078.8	1013.4	6.0%
Operating Income	141.1	120.6	17.0%	507.0	421.3	20.0%
Depreciation and Amortization	44.9	39.2	14.6%	131.9	118.3	12.0%
EBITDA8	186.0	159.7	16.5%	639.1	539.5	18.0%
Net Income	83.6	52.6	59.0%	216.7	223.2	-3.0%

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its webpage (www.irsa.com.ar), in the Argentine Comisión Nacional de Valores website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

8EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:
► it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
► it does not reflect changes in, or cash requirements for, our working capital needs;
► it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
► it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;
► it reflects the effect of non-recurring expenses, as well as investing gains and losses;
► it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
► other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.
Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

Table of Content
Cresud S.A.C.I.F. y A.
Business Highlights as of March 31, 2012

Financial Indebtedness and Other

As of March 31, 2012 Cresud had a total indebtedness equivalent to USD 736.06 million, consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness9:

Description	Issue Currency	Outstanding Amount 1	Rate	Maturity
Bank overdraft	ARS	52.98	Variable	< 10 days
Export prefinancing	USD	47.93	Variable	< 181 days
Cresud’s Tranche II Series III Notes	ARS	2.71	Badlar + 400 bps	Apr-12
Cresud’s Tranche II Series IV Notes	USD	8.92	7.75%	Jul-12
Bolivia farms 2	USD	5.30	-	Oct-12/Jun-13
Other Debts	ARS	1.41	Variable	Oct-12
Cresud’s Tranche III Series V Notes	ARS	24.41	Badlar + 375 bps	Dec-12
Cresud’s Tranche III Series VI Notes	USD	34.85	7.50%	Mar-13
Cresud’s Tranche III Series VII Notes	USD	2.08	4.00%	Mar-13
Cresud’s Tranche IV Series VIII Notes	USD	60.00	7.50%	Sep-14
Land Development Financing	USD	8.20	Variable	Jan-22
Cresud’s Total Debt		248.80
Other loans	ARS/USD	104.45	Variable / Fixed	Short / Long Term
IRSA’s Series III Notes	ARS	34,97	Badlar + 249 bps	Aug-13
IRSA’s Series IV Notes	USD	33.83	7.45%	Feb-14
IRSA’s Notes due 2017 (int.)	USD	150.00	8.50%	Feb-17
IRSA’s Notes due 2020 (int.)	USD	150.00	11.50%	Jul-20
IRSA’s Total Debt		473.26
Other loans	ARS/USD	18.46	Variable / Fixed	Short / Long Term
APSA’s Series II Notes due 2012 (int.) 3	ARS	5.02	11.00%	Jun-12
APSA’s Series I Notes due 2017 (int.) 4	USD	120.00	7.88%	May-17
APSA’s Total Debt 5		143.48
Total Consolidated Debt		865.54
Consolidated Cash		129.48
Net Debt		736.06

1 Principal face value in USD at an exchange rate of 4.379 ARS = 1 USD, without considering elimination of balances with subsidiaries.
2 Acquisition of farmlands in Bolivia by Acres del Sud.
3 As of 03/31/12 IRSA held a face value of US$ 15.1 million and APSA had repurchased a face value of US$ 4.8 million.
4 As of 03/31/12 APSA had repurchased a face value of US$ 10.0 million.
5 APSA excludes Convertible Notes due 2014. Outstanding principal: USD 31,746,502

IRSA’s new Note Program and issuance of Series III and Series IV Notes

Under the new USD 300 Million Global Note Program approved by IRSA’s Shareholders’ Meeting dated October 31, 2011, on February 10, 2012 our subsidiary IRSA closed the period of placement through public offering of Notes for a total amount of ARS 300 million, issued in two series, Series III and IV:

►
Series III Notes, accruing interest at the Badlar rate plus 249 basis points, for a principal amount of ARS 153.1 million, due 18 months after their issue date and repayable in 3 consecutive payments within 12, 15, and 18 months.

►
Series IV Notes, accruing interest at fixed rate of 7.45%, for a principal amount of USD 33.8 million (equivalent to ARS 146.9 million), due 24 months after their issue date, to be subscribed and paid in pesos at the applicable rate of exchange and repayable in 4 equal consecutive payments within 15, 18, 21 and 24 months.

The proceeds of this issue of notes will be used to repay short term debt and for working capital in Argentina.

Purchase and Sale of Farms

On March 2, 2012, a Bolivian subsidiary of Cresud entered into an agreement with a third party for the sale of a portion of the “La Fon Fon I” farm encompassing 1,194.50 hectares, conditioned upon full payment of the purchase price.

The price of this transaction is USD 4.8 million, payable in 8 installments. The first installment was paid upon execution of the sales agreement, while the remaining ones are payable semi-annually, beginning on May 30, 2012.

Under this type of contract, conveyance of title occurs upon payment of the full purchase price.

Possession will be surrendered upon payment of the second installment, scheduled for May 30, 2012.

Purchase of IRSA’s Shares

After the closing of this quarter, Cresud purchased 570,000 American Depositary Receipts (“ADRs”) issued by IRSA, representing 0.985% of the total outstanding shares of the Company, for a total price of USD 4.91 million.

In this way, CRESUD’s equity interest in IRSA increased to 64.20%.

9 Excludes BrasilAgro’s consolidated debt.

Table of Content
Cresud S.A.C.I.F. y A.
Business Highlights as of March 31, 2012

Prospects for the Next Period

When planting activities started there were optimum soil humidity conditions in most of the areas where the coarse crop planting process (including soybean, corn and sunflower) was set to begin. Yet, as we had foreseen some months ago, during the last months of 2011 the “La Niña” effect caused droughts in large areas of the Pampa region, as it had happened in the previous year. Fortunately, most of our portfolio is located away from the most severely affected area, and has received good rainfall. The drought has caused decreases in the forecast production of soybean and corn. In April we started coarse harvesting of our principal crops, noting only slight effects of the drought in the output of our own farms. However, the farms leased by us were affected to a larger extent. By the closing of the fiscal year we will be able to assess the full impact this weather condition will have on our production and in the whole region, and its ensuing effects on crop prices.

In the past months crop market prices have shown to be volatile, and the government has persistently intervened in the domestic market, leading to a certain degree of uncertainty. We do not expect that this scenario will change in the near future, and have thus maintained a more conservative position in connection with our hedging strategies, which we have implemented accompanying output certainty so as to capture increases in crop prices.

In addition, the “La Niña” effect has caused severe drought conditions in the core productive region of Argentina. In this sense, the USDA February report has estimated a fall of 4 million tons in the production of corn and of 2.5 million tons in the production of soybean, down to 22 million and 48.5 million, respectively. This was read by the global markets, causing an upward trend in the price of these commodities.

Beef cattle and milk prices are expected to remain steady, following the trend observed in the past months, and we project that production from our businesses will mirror the levels attained during this quarter.

As concerns agricultural development, we will continue to make progress in our transformation plans, as we expect to bring more than 28,500 additional hectares to production for the 2012/13 season.

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Free translation from the original prepared in Spanish for publication in Argentina

Interim review report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima Comercial,
Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 - floor 23
Autonomous City of Buenos Aires
CUIT 30-50930070-0

1.
We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2012 and 2011 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2012 and 2011 and the complementary notes 1 to 27 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at March 31, 2012 and 2011 and the related consolidated statements of income and of cash flows for the nine-month periods ended March, 2012 and 2011 and notes 1 to 18, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.
We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.
Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2011 and 2010, on which we issued our unqualified report dated September 8, 2011, we report that:

a)
The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2012 and 2011 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)
The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2011.

4.	In accordance with current regulations, we report that:

a)
the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)
the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)
we have read the business highlights, except for the chapter entitled “Progress in complying with the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
At March 31, 2012, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to Ps. 2,054,895 none of which was claimable at that date.

Autonomous City of Buenos Aires, May 14, 2012.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for Relationships with the Markets
Dated: June 22, 2012